FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 9, 2005, Series 2005-OPT2	333-121661-01

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 9, 2005

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SoundView Home Loan Trust 2005-OPT2

$993,500,000 (Approximate)
Offered Certificates

Financial Asset Securities Corp.
Depositor

Option One Mortgage Corporation
Originator and Servicer

RBS Greenwich Capital
Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

FOR ADDITIONAL INFORMATION PLEASE CALL

RBS Greenwich Capital	
Asset Backed Finance	
Vinu Phillips	(203) 622-5626
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160
Frank Skibo	(203) 625-6160

Rating Agency Contacts	
Standard & Poor's	
Todd Niemy	(212) 438-2494
Moody's	
Joseph Grohotolski	(212) 553-4619
Fitch	
Wen Hsu	(212) 908-0633

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: May 25, 2005***

$993,500,000 (Approximate)
Offered Certificates
SoundView Home Loan Trust 2005-OPT2

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat [2]	Pymt Window (Mths) Call/Mat[2]	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1	$544,381,000	2.64 / 2.84	1-78 / 1-175	Aaa/AAA/AAA	July 2035	Fltg Rate Group I Senior
A-2	$102,802,000	1.00 / 1.00	1-20 / 1-20	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-3	$62,765,000	2.00 / 2.00	20-28 / 20-28	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-4	$90,770,000	3.50 / 3.50	28-66 / 28-66	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-5	$33,782,000	6.33 / 7.81	66-78 / 66-167	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-6	$20,000,000	4.62 / 5.05	40-78 / 40-139	NR/AAA/AAA	July 2035	Fltg Rate Subordinate
M-1	$45,500,000	4.60 / 5.01	38-78 / 38-133	NR/AA+/AA+	July 2035	Fltg Rate Subordinate
M-2	$33,500,000	4.57 / 4.93	38-78 / 38-121	NR/AA/AA	July 2035	Fltg Rate Subordinate
M-3	$8,500,000	4.57 / 4.88	38-78 / 38-108	NR/AA-/AA-	July 2035	Fltg Rate Subordinate
M-4	$10,000,000	4.56 / 4.82	37-78 / 37-104	NR/A+/A+	July 2035	Fltg Rate Subordinate
M-5	$8,500,000	4.55 / 4.77	37-78 / 37-98	NR/A/A	July 2035	Fltg Rate Subordinate
M-6	$9,000,000	4.55 / 4.69	37-78 / 37-92	NR/A-/A-	July 2035	Fltg Rate Subordinate
M-7	$8,000,000	4.54 / 4.58	37-78 / 37-84	NR/BBB+/BBB+	July 2035	Fltg Rate Subordinate
M-8	$8,000,000	4.36 / 4.36	37-75 / 37-75	NR/BBB/BBB	July 2035	Fltg Rate Subordinate
M-9	$8,000,000	3.80 / 3.80	37-61 / 37-61	NR/BBB-/BBB-	July 2035	Fltg Rate Subordinate
Total:	$993,500,000					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to call. The margin on the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates doubles and the margin on the Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates is equal to 1.5x the original margin after the clean-up call date.

(4) See "Net WAC Rate" herein.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

The representations and covenants, cashflows and structure with respect to the transaction will comply in all respects with Freddie Mac's Investment Requirements, January 2005 Version. The transaction is anticipated to be structured as a QSPE

Depositor:	Financial Asset Securities Corp.
Seller:	Greenwich Capital Financial Products, Inc.
Originator and Servicer:	Option One Mortgage Corporation ("***Option One***").
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Trustee:	Deutsche Bank National Trust Company.
Custodian:	Wells Fargo Bank, N.A.
PMI Insurer:	Radian Guaranty Inc. ("Radian").
Loss Mitigation Advisor:	The Murrayhill Company.
Offered Certificates:	The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (collectively, the "***Group II Certificates***") are referred to herein as the "***Senior Certificates***." The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are collectively referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***," or the "***Certificates***."
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	On or about August 1, 2005.
Expected Pricing Date:	On or about May [27], 2005.
Expected Closing Date:	On or about August 18, 2005.
Expected Settlement Date:	On or about August 18, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Servicing Fee: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 due periods, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for due periods 11 through 30, and approximately 0.65% of the aggregate principal balance of the Mortgage Loans for due periods 31 and thereafter.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans is expected to be approximately $1,000,000,000, of which: (i) approximately $652,344,143 will consist of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Mortgage Loans***") and (ii) approximately $347,655,857 will consist of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***").

Statistical Mortgage Loans: The detailed statistical collateral information presented herein describes a sample pool of mortgage loans (the ***"Statistical Mortgage Loans"***) which does not necessarily consist of mortgage loans to be included in the trust.

However, it is expected that the information set forth herein with respect to the Statistical Mortgage Loans is generally representative of the characteristics of the Mortgage Loans expected to be in the trust, subject to minor variances.

With respect to approximately 14.72% of the Statistical Mortgage Loans, Option One also originated a second lien mortgage loan at the time of originating the first lien mortgage loan.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate, (ii) the trustee fee rate and (iii) the PMI Insurer fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed-rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the trustee fee rate and (iii) the PMI Insurer fee rate, if applicable

Net WAC Rate: The "***Net WAC Rate***" for the Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap: The "***Maximum Cap***" for the Certificates is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be distributed on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement:

Consists of the following:
1) PMI Policy;
2) Excess Cashflow;
3) The Overcollateralization Amount; and,
4) Subordination.

The PMI Policy:

As of the related Cut-off Date, it is expected that approximately [68.82]% of the Mortgage Loans will be covered by a primary mortgage insurance policy (the ***"PMI Policy"***) issued by the PMI Insurer. For each of these Mortg ge Loans, the PMI Insurer would provide insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" (or "***O/C***") is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.65% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately 0.65% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately 1.30% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

If a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates and the Class A-6 Certificates has been reduced to zero; and
(ii) the later to occur of
  (x) the Distribution Date occurring in September 2008 and
  (y) the first Distribution Date on which the Senior Credit Enhancement Percentage is greater than or equal to 33.10%.

Senior Enhancement Percentage: The "***Senior Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Class A-6 Credit Enhancement Percentage: The "***Class A-6 Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates (excluding the Class A-6 Certificates) and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event: A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [54.90]% of the current Class A-6 Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2008 – August 2009	[2.15]% for September 2008, plus 1/12 of [0.75]% thereafter
September 2009 – August 2010	[2.90]% for September 2009, plus 1/12 of [0.50]% thereafter
September 2010 – August 2011	[3.40]% for September 2010, plus 1/12 of [0.25]% thereafter
September 2011 and thereafter	[3.65]%

Expected Credit Support Percentages:

	Initial Credit Support	After Stepdown Date Expected Support
Senior Certificates	16.55%	33.10%
Class A-6	14.55%	29.10%
Class M-1	10.00%	20.00%
Class M-2	6.65%	13.30%
Class M-3	5.80%	11.60%
Class M-4	4.80%	9.60%
Class M-5	3.95%	7.90%
Class M-6	3.05%	6.10%
Class M-7	2.25%	4.50%
Class M-8	1.45%	2.90%
Class M-9	0.65%	1.30%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates, and then to the Class A-6 Certificates.

Realized Losses will not be allocated to any of the Senior Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees, trustee fees and PMI Insurer fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally pro rata from the related loan group, third, monthly interest plus any previously unpaid interest to the Class A-6 Certificates, fourth, monthly interest to the Class M-1 Certificates, fifth, monthly interest to the Class M-2 Certificates, sixth, monthly interest to the Class M-3 Certificates, seventh, monthly interest to the Class M-4 Certificates, eighth, monthly interest to the Class M-5 Certificates, ninth, monthly interest to the Class M-6 Certificates, tenth, monthly interest to the Class M-7 Certificates, eleventh, monthly interest to the Class M-8 Certificates, and twelfth, monthly interest to the Class M-9 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class A-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown", then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 Certificates as described under "Principal Paydown", then monthly principal to the Class M-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-7 Certificates as described under "Principal Paydown", then monthly principal to the Class M-8 Certificates as described under "Principal Paydown", and lastly, monthly principal to the Class M-9 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to replenish or maintain O/C as described under "Principal Paydown", then any unpaid applied Realized Loss amount to the Class A-6 Certificates, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, and then any unpaid applied Realized Loss amount to the Class M-9 Certificates.
4) Any remaining Excess Cashflow to the Net WAC Rate Carryover Reserve Account, to the extent of any unpaid Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

Principal distributed to the Group II Certificates will be distributed sequentially to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, to each such class of certificates until the certificate principal balance of each such class has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, howeve: if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: i) the Class A-6 Certificates, ii) the Class M-1 Certificates, iii) the Class M-2 Certificates, iv) the Class M-3 Certificates, v) the Class M-4 Certificates, vi) the Class M-5 Certificates, vii) the Class M-6 Certificates, viii) the Class M-7 Certificates, xi) the Class M-8 Certificates and then x) the Class M-9 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates will have at least 33.10% credit enhancement, second to the Class A-6 Certificates such that the Class A-6 Certificates will have at least 29.10% credit enhancement, third to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 20.00% credit enhancement, fourth to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 13.30% credit enhancement, fifth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 11.60% credit enhancement, sixth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 9.60% credit enhancement, seventh to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 7.90% credit enhancement, eighth to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 6.10% credit enhancement, ninth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 4.50% credit enhancement, tenth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 2.90% credit enhancement, eleventh to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 1.30% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Offered Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rate. Such payments to the Offered Certificates will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in December 2008. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective Cap Amounts.
   ii) to the Class A-6 Certificates.
   iii) to the Class M-1 Certificates.
   iv) to the Class M-2 Certificates.
   v) to the Class M-3 Certificates.
   vi) to the Class M-4 Certificates.
   vii) to the Class M-5 Certificates.
   viii) to the Class M-6 Certificates.
   ix) to the Class M-7 Certificates.
   x) to the Class M-8 Certificates.
   xi) to the Class M-9 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective entitlements.
   ii) to the Class A-6 Certificates.
   iii) to the Class M-1 Certificates.
   iv) to the Class M-2 Certificates.
   v) to the Class M-3 Certificates.
   vi) to the Class M-4 Certificates.
   vii) to the Class M-5 Certificates.
   viii) to the Class M-6 Certificates.
   ix) to the Class M-7 Certificates.
   x) to the Class M-8 Certificates.
   xi) to the Class M-9 Certificates.

Cap Amount:

The "***Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Mate·ials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Net WAC Rate for the Offered Certificates

Period	Dist Date	Net WAC Rate(1,2)	Effective Net WAC Rate(2) (3)	Period	Dist Date	Net WAC Rate(1,2)	Effective Net WAC Rate(2) (3)
1	9/25/2005	5.01	10.25	42	2/25/2009	10.35	10.35
2	10/25/2005	6.35	10.25	43	3/25/2009	11.44	11.44
3	11/25/2005	6.14	10.25	44	4/25/2009	10.33	10.33
4	12/25/2005	6.35	10.25	45	5/25/2009	10.66	10.66
5	1/25/2006	6.14	10.25	46	6/25/2009	10.30	10.30
6	2/25/2006	6.14	10.25	47	7/25/2009	10.69	10.69
7	3/25/2006	6.80	10.25	48	8/25/2009	10.33	10.33
8	4/25/2006	6.14	10.25	49	9/25/2009	10.32	10.32
9	5/25/2006	6.35	10.25	50	10/25/2009	10.65	10.65
10	6/25/2006	6.14	10.25	51	11/25/2009	10.29	10.29
11	7/25/2006	6.25	10.25	52	12/25/2009	10.62	10.62
12	8/25/2006	6.05	10.25	53	1/25/2010	10.32	10.32
13	9/25/2006	6.05	10.25	54	2/25/2010	10.30	10.30
14	10/25/2006	6.25	10.25	55	3/25/2010	11.39	11.39
15	11/25/2006	6.04	10.25	56	4/25/2010	10.28	10.28
16	12/25/2006	6.25	10.25	57	5/25/2010	10.61	10.61
17	1/25/2007	6.05	10.25	58	6/25/2010	10.25	10.25
18	2/25/2007	6.05	10.25	59	7/25/2010	10.58	10.58
19	3/25/2007	6.69	10.25	60	8/25/2010	10.23	10.23
20	4/25/2007	6.05	10.25	61	9/25/2010	10.21	10.21
21	5/25/2007	6.25	10.25	62	10/25/2010	10.54	10.54
22	6/25/2007	6.05	10.25	63	11/25/2010	10.19	10.19
23	7/25/2007	8.58	10.25	64	12/25/2010	10.51	10.51
24	8/25/2007	8.30	10.25	65	1/25/2011	10.16	10.16
25	9/25/2007	8.29	10.25	66	2/25/2011	10.14	10.14
26	10/25/2007	8.56	10.25	67	3/25/2011	11.22	11.22
27	11/25/2007	8.28	10.25	68	4/25/2011	10.12	10.12
28	12/25/2007	8.55	10.25	69	5/25/2011	10.44	10.44
29	1/25/2008	9.03	10.25	70	6/25/2011	10.09	10.09
30	2/25/2008	9.02	10.25	71	7/25/2011	10.41	10.41
31	3/25/2008	9.38	10.25	72	8/25/2011	10.06	10.06
32	4/25/2008	8.77	10.25	73	9/25/2011	10.05	10.05
33	5/25/2008	9.05	10.25	74	10/25/2011	10.37	10.37
34	6/25/2008	8.75	10.25	75	11/25/2011	10.02	10.02
35	7/25/2008	9.96	10.25	76	12/25/2011	10.34	10.34
36	8/25/2008	9.63	10.25	77	1/25/2012	9.99	9.99
37	9/25/2008	9.62	10.25	78	2/25/2012	9.97	9.97
38	10/25/2008	9.93	10.25				
39	11/25/2008	9.60	10.25				
40	12/25/2008	9.91	10.25				
41	1/25/2009	10.36	10.36				

(1) Assumes 1-month LIBOR remains constant at 3.540% and is run at the pricing prepayment speed to call.
(2) Assumes 6-month LIBOR remains constant at 20.000% and is run at the pricing prepayment speed to call.
(3) Assumes 1-month LIBOR remains constant at 20.000% and payments are received from the Yield Maintenance Agreement.

RBS Greenwich Capital

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.59	3.04	2.64	2.25	1.92
MDUR (yr)	3.19	2.75	2.41	2.08	1.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	91	78	66	56

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% I PC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.87	3.28	2.84	2.43	2.06
MDUR (yr)	3.36	2.91	2.55	2.21	1.90
First Prin Pay	1	1	1	1	1
Last Prin Pay	240	204	175	154	131

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.81
MDUR (yr)	1.19	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.81
MDUR (yr)	1.19	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Weighted Average Life Tables

Class A-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.57	2.24	2.00	1.78	1.61
MDUR (yr)	2.41	2.11	1.89	1.70	1.54
First Prin Pay	24	22	20	18	16
Last Prin Pay	37	32	28	25	22

Class A-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.57	2.24	2.00	1.78	1.61
MDUR (yr)	2.41	2.11	1.89	1.70	1.54
First Prin Pay	24	22	20	18	16
Last Prin Pay	37	32	28	25	22

Class A-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.92	4.12	3.50	2.87	2.36
MDUR (yr)	4.37	3.72	3.20	2.66	2.22
First Prin Pay	37	32	28	25	22
Last Prin Pay	93	77	66	55	35

Class A-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.92	4.12	3.50	2.87	2.36
MDUR (yr)	4.37	3.72	3.20	2.66	2.22
First Prin Pay	37	32	28	25	22
Last Prin Pay	93	77	66	55	35

Weighted Average Life Tables

Class A-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.93	7.40	6.33	5.34	4.38
MDUR (yr)	7.37	6.29	5.49	4.72	3.94
First Prin Pay	93	77	66	55	35
Last Prin Pay	110	91	78	66	56

Class A-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.08	9.19	7.81	6.57	5.40
MDUR (yr)	8.70	7.48	6.53	5.63	4.72
First Prin Pay	93	77	66	55	35
Last Prin Pay	233	196	167	143	121

Class A-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.23	4.62	4.24	4.18
MDUR (yr)	5.37	4.60	4.12	3.82	3.78
First Prin Pay	40	38	40	43	47
Last Prin Pay	110	91	78	66	56

Class A-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.75	5.05	4.61	4.49
MDUR (yr)	5.75	4.95	4.43	4.10	4.03
First Prin Pay	40	38	40	43	47
Last Prin Pay	194	162	139	120	101

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.23	4.60	4.15	3.96
MDUR (yr)	5.34	4.57	4.09	3.74	3.58
First Prin Pay	40	37	38	40	42
Last Prin Pay	110	91	78	66	56

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.72	5.01	4.50	4.25
MDUR (yr)	5.70	4.90	4.38	3.99	3.81
First Prin Pay	40	37	38	40	42
Last Prin Pay	187	156	133	114	96

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.57	4.08	3.79
MDUR (yr)	5.33	4.56	4.06	3.67	3.44
First Prin Pay	40	37	38	39	40
Last Prin Pay	110	91	78	66	56

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.75	5.65	4.93	4.38	4.04
MDUR (yr)	5.65	4.86	4.31	3.90	3.63
First Prin Pay	40	37	38	39	40
Last Prin Pay	170	142	121	103	87

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.57	4.05	3.72
MDUR (yr)	5.32	4.56	4.05	3.64	3.37
First Prin Pay	40	37	38	38	39
Last Prin Pay	110	91	78	66	56

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.59	4.88	4.30	3.93
MDUR (yr)	5.60	4.81	4.27	3.83	3.54
First Prin Pay	40	37	38	38	39
Last Prin Pay	153	127	108	92	77

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.56	4.04	3.70
MDUR (yr)	5.28	4.53	4.02	3.61	3.34
First Prin Pay	40	37	37	38	39
Last Prin Pay	110	91	78	66	56

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.63	5.55	4.82	4.26	3.89
MDUR (yr)	5.53	4.75	4.21	3.78	3.49
First Prin Pay	40	37	37	38	39
Last Prin Pay	147	122	104	88	74

Weighted Average Life Tables

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.55	4.04	3.67
MDUR (yr)	5.24	4.50	3.99	3.59	3.30
First Prin Pay	40	37	37	38	38
Last Prin Pay	110	91	78	66	56

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.49	4.77	4.22	3.82
MDUR (yr)	5.44	4.68	4.14	3.72	3.42
First Prin Pay	40	37	37	38	38
Last Prin Pay	139	115	98	83	70

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.55	4.02	3.66
MDUR (yr)	5.22	4.48	3.98	3.57	3.28
First Prin Pay	40	37	37	37	38
Last Prin Pay	110	91	78	66	56

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.45	5.40	4.69	4.14	3.75
MDUR (yr)	5.35	4.61	4.08	3.66	3.36
First Prin Pay	40	37	37	37	38
Last Prin Pay	130	108	92	78	66

Weighted Average Life Tables

Class M-7 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.23	5.22	4.54	4.00	3.64
MDUR (yr)	5.07	4.37	3.88	3.48	3.21
First Prin Pay	40	37	37	37	37
Last Prin Pay	110	91	78	66	56

Class M-7 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.26	4.58	4.02	3.66
MDUR (yr)	5.10	4.40	3.91	3.50	3.23
First Prin Pay	40	37	37	37	37
Last Prin Pay	119	99	84	71	60

Class M-8 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.01	4.36	3.84	3.48
MDUR (yr)	4.72	4.09	3.65	3.28	3.01
First Prin Pay	40	37	37	37	37
Last Prin Pay	106	88	75	63	54

Class M-8 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.01	4.36	3.84	3.48
MDUR (yr)	4.72	4.09	3.65	3.28	3.01
First Prin Pay	40	37	37	37	37
Last Prin Pay	106	88	75	63	54

Weighted Average Life Tables

Class M-9 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.14	4.33	3.80	3.40	3.18
MDUR (yr)	4.20	3.64	3.25	2.95	2.78
First Prin Pay	40	37	37	37	37
Last Prin Pay	86	72	61	52	44

Class M-9 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.14	4.33	3.80	3.40	3.18
MDUR (yr)	4.20	3.64	3.25	2.95	2.78
First Prin Pay	40	37	37	37	37
Last Prin Pay	86	72	61	52	44

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	3.540	3.800	1.49	1.49	42	4.342	4.416	3.39	3.05
2	3.666	3.871	2.49	2.36	43	4.353	4.428	3.79	3.52
3	3.772	3.926	2.36	2.13	44	4.367	4.440	3.39	3.03
4	3.852	3.966	2.48	2.18	45	4.383	4.451	3.52	3.17
5	3.886	3.997	2.36	2.01	46	4.397	4.460	3.39	2.99
6	3.909	4.027	2.36	1.98	47	4.406	4.468	3.52	3.19
7	3.955	4.058	2.74	2.35	48	4.415	4.476	3.39	3.02
8	3.988	4.085	2.35	1.90	49	4.423	4.483	3.39	3.02
9	4.007	4.111	2.48	2.02	50	4.431	4.490	3.52	3.17
10	4.037	4.136	2.35	1.85	51	4.438	4.497	3.39	3.00
11	4.064	4.161	2.37	1.86	52	4.445	4.503	3.52	3.15
12	4.089	4.185	2.25	1.69	53	4.452	4.509	3.39	3.02
13	4.118	4.209	2.24	1.66	54	4.458	4.515	3.39	3.01
14	4.139	4.228	2.37	1.78	55	4.464	4.522	3.78	3.48
15	4.157	4.240	2.24	1.62	56	4.469	4.529	3.39	3.00
16	4.182	4.244	2.36	1.74	57	4.474	4.536	3.53	3.15
17	4.209	4.244	2.23	1.56	58	4.481	4.545	3.40	2.99
18	4.227	4.244	2.23	1.54	59	4.489	4.553	3.53	3.17
19	4.230	4.244	2.60	1.98	60	4.497	4.562	3.40	3.00
20	4.209	4.247	2.22	1.55	61	4.506	4.570	3.40	3.00
21	4.182	4.256	2.34	1.72	62	4.514	4.578	3.53	3.15
22	4.183	4.273	2.21	1.57	63	4.522	4.587	3.40	2.98
23	4.206	4.293	3.76	3.48	64	4.531	4.595	3.54	3.13
24	4.227	4.311	3.62	3.30	65	4.539	4.603	3.41	3.00
25	4.248	4.326	3.61	3.27	66	4.547	4.612	3.41	3.00
26	4.266	4.340	3.73	3.40	67	4.555	4.620	3.80	3.48
27	4.283	4.350	3.59	3.21	68	4.563	4.628	3.42	2.99
28	4.298	4.358	3.71	3.35	69	4.571	4.636	3.55	3.14
29	4.310	4.363	3.57	3.22	70	4.579	4.644	3.43	2.98
30	4.319	4.366	3.57	3.20	71	4.587	4.652	3.56	3.17
31	4.326	4.366	3.57	3.25	72	4.595	4.660	3.44	3.01
32	4.329	4.365	3.30	2.92	73	4.603	4.668	3.44	3.00
33	4.330	4.364	3.42	3.07	74	4.611	4.676	3.58	3.16
34	4.327	4.363	3.28	2.91	75	4.619	4.684	3.45	3.00
35	4.324	4.363	3.51	3.19	76	4.627	4.692	3.59	3.15
36	4.322	4.365	3.37	3.03	77	4.635	4.700	3.46	3.02
37	4.321	4.368	3.36	3.02	78	4.643	4.708	3.47	3.02
38	4.322	4.374	3.51	3.19					
39	4.324	4.381	3.38	3.04					
40	4.328	4.391	3.52	3.19					
41	4.334	4.403	3.39	3.06					

(1) Assumes the pricing prepayment speed to call.
(2) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee, Trustee Fee and PMI Insurer Fee), less aggregate interest on the Certificates divided by (b) aggregate principal balance of the Mortgage Loans as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	A-6	M-1	M-2	M-3	M-4	M-5
Rating (M/S/F)	NR/AAA/AAA	NR/AA+/AA+	NR/AA/AA	NR/AA-/AA-	NR/A+/A+	NR/A/A
Loss Severity	20%	20%	20%	20%	20%	20%
Default	60.32 CDR	36.05 CDR	24.30 CDR	21.81 CDR	19.05 CDR	16.84 CDR
Collateral Loss	16.24%	12.73%	10.07%	9.38%	8.55%	7.83%
Loss Severity	30%	30%	30%	30%	30%	30%
Default	31.19 CDR	20.98 CDR	15.03 CDR	13.67 CDR	12.11 CDR	10.82 CDR
Collateral Loss	17.60%	13.71%	10.80%	10.05%	9.15%	8.37%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	21.03 CDR	14.79 CDR	10.88 CDR	9.95 CDR	8.87 CDR	7.97 CDR
Collateral Loss	18.30%	14.23%	11.20%	10.42%	9.48%	8.66%

Class	M-6	M-7	M-8	M-9
Rating (M/S/F)	NR/A-/A-	NR/BBB+/BBB+	NR/BBB/BBB	NR/BBB-/BBB-
Loss Severity	20%	20%	20%	20%
Default	14.60 CDR	12.59 CDR	10.74 CDR	9.34 CDR
Collateral Loss	7.05%	6.29%	5.54%	4.95%
Loss Severity	30%	30%	30%	30%
Default	9.49 CDR	8.26 CDR	7.12 CDR	6.27 CDR
Collateral Loss	7.52%	6.69%	5.90%	5.28%
Loss Severity	40%	40%	40%	40%
Default	7.02 CDR	6.15 CDR	5.32 CDR	4.71 CDR
Collateral Loss	7.77%	6.92%	6.08%	5.45%

Assumptions
12 Month Delay
Forward LIBOR
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Total Statistical Mortgage Loan Statistics

As of the Cut-off Date

Characteristics	Total	ARM	Fixed Rate
Scheduled Principal Balance	$1,000,000,000	$837,892,907	$162,107,093
Average Scheduled Principal Balance	$186,150	$196,366	$146,703
Number of Mortgage Loans	5,372	4,267	1,105
Weighted Average Gross Coupon	7.374%	7.309%	7.706%
Weighted Average FICO Score	613	610	627
Weighted Average Combined Original LTV	78.52%	79.07%	75.66%
Weighted Average Original Term	358 months	360 months	348 months
Weighted Average Stated Remaining Term	356 months	358 months	346 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.360%	5.360%	0.000%
Weighted Average Minimum Interest Rate	7.304%	7.304%	0.000%
Weighted Average Maximum Interest Rate	13.333%	13.333%	0.000%
Weighted Average Initial Rate Cap	2.988%	2.988%	0.000%
Weighted Average Subsequent Rate Cap	1.013%	1.013%	0.000%
Weighted Average Months to Roll	23 months	23 months	months
ARM	83.79%	100.00%	0.00%
Fixed Rate	16.21%	0.00%	100.00%
15/15 6 Mo LIBOR ARM	0.01%	0.02%	0.00%
2/13 6 Mo LIBOR ARM	0.09%	0.10%	0.00%
2/28 6 Mo LIBOR ARM	59.70%	71.25%	0.00%
3/12 6 Mo LIBOR ARM	0.01%	0.01%	0.00%
3/27 6 Mo LIBOR ARM	4.00%	4.77%	0.00%
5YR IO 2/28 6 Mo LIBOR ARM	18.36%	21.92%	0.00%
5YR IO 3/27 6 Mo LIBOR ARM	1.46%	1.75%	0.00%
6 Mo LIBOR ARM 30 Yr	0.16%	0.19%	0.00%
Fixed Rate 10 Yr	0.04%	0.00%	0.27%
Fixed Rate 15 Yr	0.73%	0.00%	4.53%
Fixed Rate 15 Yr Rate Reduction	0.01%	0.00%	0.03%
Fixed Rate 20 Yr	0.36%	0.00%	2.24%
Fixed Rate 20 Yr Rate Reduction	0.02%	0.00%	0.12%
Fixed Rate 30 Yr	14.20%	0.00%	87.58%
Fixed Rate 30 Yr 5YR IO	0.61%	0.00%	3.77%
Fixed Rate 30 Yr Rate Reduction	0.24%	0.00%	1.47%
Interest Only	20.44%	23.66%	3.77%
Not Interest Only	79.56%	76.34%	96.23%

Prepay Penalty: 0 months	29.28%	30.02%	25.41%
Prepay Penalty: 12 months	9.58%	6.56%	25.18%
Prepay Penalty: 24 months	50.58%	59.51%	4.42%
Prepay Penalty: 30 months	0.10%	0.04%	0.39%
Prepay Penalty: 36 months	10.47%	3.86%	44.61%
First Lien	99.00%	100.00%	93.81%
Second Lien	1.00%	0.00%	6.19%
Business Bank Statements	0.02%	0.03%	0.00%
Full Documentation	57.07%	56.30%	61.05%
Lite Documentation	0.69%	0.62%	1.07%
No Documentation	1.22%	1.13%	1.71%
Stated Income Documentation	40.99%	41.92%	36.16%
Cash Out Refinance	66.75%	65.39%	73.78%
Purchase	26.36%	27.83%	18.80%
Rate/Term Refinance	6.89%	6.79%	7.43%
2-4 Units Attached	1.39%	1.10%	2.86%
2-4 Units Detached	8.63%	7.99%	11.92%
Condo High-Rise Attached	0.45%	0.49%	0.24%
Condo Low-Rise Attached	4.48%	4.62%	3.77%
Condo Low-Rise Detached	0.03%	0.01%	0.14%
Manufactured Housing	1.00%	0.77%	2.19%
PUD Attached	0.53%	0.51%	0.61%
PUD Detached	9.79%	10.54%	5.87%
Single Family Attached	1.06%	1.11%	0.76%
Single Family Detached	72.65%	72.85%	71.64%
Non-owner	6.07%	5.76%	7.68%
Primary	92.13%	92.44%	90.54%
Second Home	1.79%	1.80%	1.78%
Top 5 States	CA 21.86%	CA 23.77%	NY 24.37%
	NY 10.60%	MA 10.13%	CA 11.98%
	MA 9.59%	NY 7.93%	TX 9.69%
	FL 6.71%	FL 6.80%	MA 6.77%
	TX 5.34%	NJ 4.62%	FL 6.29%

		Minimum	Maximum
Scheduled Principal Balance	$1,000,000,000	$49,720	$1,349,178
Average Scheduled Principal Balance	$186,150		
Number of Mortgage Loans	5,372		
Weighted Average Gross Coupon	7.374%	4.300%	13.340%
Weighted Average FICO Score	613	500	804
Weighted Average Combined Original LTV	78.52%	13.18%	100.00%
Weighted Average Original Term	358 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	118 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.360%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.304%	4.300%	12.600%
Weighted Average Maximum Interest Rate	13.333%	10.300%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.013%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	178 months
Maturity Date		Jun 1 2015	Jun 1 2035
Maximum Zip Code Concentration	0.26%	10466	
ARM	83.79%		
Fixed Rate	16.21%		
15/15 6 Mo LIBOR ARM	0.01%		
2/13 6 Mo LIBOR ARM	0.09%		
2/28 6 Mo LIBOR ARM	59.70%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.00%		
5YR IO 2/28 6 Mo LIBOR ARM	18.36%		
5YR IO 3/27 6 Mo LIBOR ARM	1.46%		
6 Mo LIBOR ARM 30 Yr	0.16%		
Fixed Rate 10 Yr	0.04%		
Fixed Rate 15 Yr	0.73%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.36%		
Fixed Rate 20 Yr Rate Reduction	0.02%		
Fixed Rate 30 Yr	14.20%		
Fixed Rate 30 Yr 5YR IO	0.61%		
Fixed Rate 30 Yr Rate Reduction	0.24%		
Interest Only	20.44%		
Not Interest Only	79.56%		

Prepay Penalty: 0 months	29.28%
Prepay Penalty: 12 months	9.58%
Prepay Penalty: 24 months	50.58%
Prepay Penalty: 30 months	0.10%
Prepay Penalty: 36 months	10.47%
First Lien	99.00%
Second Lien	1.00%
Business Bank Statements	0.02%
Full Documentation	57.07%
Lite Documentation	0.69%
No Documentation	1.22%
Stated Income Documentation	40.99%
Cash Out Refinance	66.75%
Purchase	26.36%
Rate/Term Refinance	6.89%
2-4 Units Attached	1.39%
2-4 Units Detached	8.63%
Condo High-Rise Attached	0.45%
Condo Low-Rise Attached	4.48%
Condo Low-Rise Detached	0.03%
Manufactured Housing	1.00%
PUD Attached	0.53%
PUD Detached	9.79%
Single Family Attached	1.06%
Single Family Detached	72.65%
Non-owner	6.07%
Primary	92.13%
Second Home	1.79%
Top 5 States:	
California	21.86%
New York	10.60%
Massachusetts	9.59%
Florida	6.71%
Texas	5.34%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	35	1,748,054.88	0.17%	9.364	334	68.29	581
50,000.01 - 100,000.00	1,373	102,845,025.09	10.28%	8.596	349	78.61	602
100,000.01 - 150,000.00	1,290	160,917,521.58	16.09%	7.747	355	78.27	608
150,000.01 - 200,000.00	917	159,883,111.74	15.99%	7.361	356	76.57	606
200,000.01 - 250,000.00	588	131,686,754.90	13.17%	7.203	357	78.54	606
250,000.01 - 300,000.00	383	105,223,061.11	10.52%	7.199	358	78.96	611
300,000.01 - 350,000.00	277	89,853,628.10	8.99%	7.048	357	79.14	616
350,000.01 - 400,000.00	165	61,984,734.97	6.20%	6.957	358	78.89	619
400,000.01 - 450,000.00	110	46,737,216.87	4.67%	6.973	358	80.38	629
450,000.01 - 500,000.00	72	34,216,257.76	3.42%	6.900	358	81.75	634
500,000.01 - 550,000.00	49	25,716,649.93	2.57%	6.835	358	82.93	640
550,000.01 - 600,000.00	41	23,823,963.67	2.38%	7.301	358	82.84	616
600,000.01 - 650,000.00	19	11,914,022.12	1.19%	6.679	358	78.28	614
650,000.01 - 700,000.00	13	8,667,124.02	0.87%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,365.53	1.17%	6.741	347	69.86	634
750,000.01 - 800,000.00	6	4,710,266.21	0.47%	6.509	358	75.54	601
800,000.01 - 850,000.00	2	1,667,952.30	0.17%	5.800	358	65.97	627
850,000.01 - 900,000.00	1	897,520.25	0.09%	6.500	358	83.72	676
900,000.01 - 950,000.00	4	3,684,457.95	0.37%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,071.54	0.30%	7.190	358	72.34	594
1,000,000.01+	8	9,116,239.48	0.91%	6.295	358	74.22	649
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.02%	4.300	358	77.72	772
4.500 - 4.999	17	5,455,384.59	0.55%	4.917	358	75.36	688
5.000 - 5.499	83	23,389,446.14	2.34%	5.259	358	76.00	668
5.500 - 5.999	335	91,979,711.65	9.20%	5.808	357	75.11	657
6.000 - 6.499	483	115,873,751.03	1.59%	6.279	356	76.72	638
6.500 - 6.999	940	208,002,754.77	20.80%	6.768	356	78.20	629
7.000 - 7.499	696	141,982,882.54	14.20%	7.250	357	79.46	613
7.500 - 7.999	908	163,457,515.34	16.35%	7.749	356	80.16	601
8.000 - 8.499	497	73,475,956.55	7.35%	8.229	356	80.55	590
8.500 - 8.999	579	83,127,560.75	8.31%	8.727	354	80.00	571
9.000 - 9.499	250	31,880,564.61	3.19%	9.238	355	79.17	558
9.500 - 9.999	232	25,309,275.67	2.53%	9.721	352	79.92	557
10.000 -10.499	128	14,056,944.43	1.41%	10.211	355	78.42	554
10.500 -10.999	106	10,525,456.71	1.05%	10.759	349	76.60	554
11.000 -11.499	60	5,918,681.39	0.59%	11.218	355	76.26	544
11.500 -11.999	44	3,953,918.33	0.40%	11.738	356	74.40	538
12.000 -12.499	9	1,061,448.97	0.11%	12.164	358	68.86	523
12.500 -12.999	3	294,223.58	0.03%	12.636	358	52.12	529
13.000 -13.499	1	60,496.50	0.01%	13.340	358	90.00	557
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	476	80,531,340.78	8.05%	8.748	357	72.87	512
525-549	509	90,462,685.57	9.05%	8.301	356	74.09	538
550-574	581	103,806,863.29	10.38%	7.862	357	75.66	562
575-599	816	139,996,737.19	14.00%	7.504	356	78.22	588
600-624	911	164,439,393.78	16.44%	7.186	356	79.83	612
625-649	803	154,471,226.58	15.45%	6.932	356	79.66	637
650-674	508	100,361,417.33	10.04%	6.802	355	80.48	662
675-699	344	77,190,865.43	7.72%	6.680	356	82.37	685
700+	368	80,676,873.68	8.07%	6.612	354	82.74	730
None	56	8,062,596.37	0.81%	8.337	356	74.03	0
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	199	28,350,756.95	2.84%	7.189	349	40.04	596
50.00- 54.99	97	17,435,538.01	1.74%	7.111	354	52.52	590
55.00- 59.99	127	25,664,400.39	2.57%	7.366	354	57.54	584
60.00- 64.99	230	45,228,186.88	4.52%	7.258	357	62.46	585
65.00- 69.99	335	71,191,970.58	7.12%	7.389	354	67.05	590
70.00- 74.99	359	75,883,694.45	7.59%	7.343	356	71.86	589
75.00- 79.99	468	93,564,903.97	9.36%	7.451	355	76.45	595
80.00	1,772	297,132,300.03	29.71%	7.211	357	80.00	621
80.01- 84.99	169	35,263,139.63	3.53%	7.317	358	83.38	621
85.00- 89.99	467	92,811,105.89	9.28%	7.478	357	85.96	617
90.00- 94.99	627	133,645,799.50	13.36%	7.413	356	90.43	636
95.00- 99.99	448	75,740,254.32	7.57%	7.805	357	95.06	629
100.00	74	8,087,949.40	0.81%	8.850	354	100.00	652
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,608.31	0.04%	8.922	118	70.06	571
180	79	8,317,784.44	0.83%	7.743	178	70.51	635
240	40	3,828,934.12	0.38%	8.206	238	75.69	626
360	5,247	987,422,673.13	98.74%	7.367	358	78.60	612
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,608.31	0.04%	8.922	118	70.06	571
121-180	79	8,317,784.44	0.83%	7.743	178	70.51	635
181-240	40	3,828,934.12	0.38%	8.206	238	75.69	626
301-360	5,247	987,422,673.13	98.74%	7.367	358	78.60	612
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	218	30,475,274.57	3.05%	7.638	351	77.06	610
20.01 -25.00	260	37,762,516.15	3.78%	7.506	355	75.89	608
25.01 -30.00	406	62,507,575.17	6.25%	7.472	354	76.65	610
30.01 -35.00	614	105,040,936.26	10.50%	7.343	356	77.23	615
35.01 -40.00	744	137,186,318.24	13.72%	7.321	355	78.49	614
40.01 -45.00	1,043	197,452,934.57	19.75%	7.364	357	79.22	615
45.01 -50.00	1,184	241,937,024.47	24.19%	7.307	356	78.89	613
50.01 -55.00	610	125,797,390.51	12.58%	7.414	357	79.48	602
55.01 -60.00	126	26,406,364.19	2.64%	7.416	355	79.79	604
60.01+	45	11,054,988.82	1.11%	7.666	356	79.67	608
None	122	24,378,677.05	2.44%	7.368	358	78.57	659
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	4,267	837,892,907.15	83.79%	7.309	358	79.07	610
Fixed Rate	1,105	162,107,092.85	16.21%	7.706	346	75.66	627
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,934.51	0.01%	8.000	358	95.00	684
2/13 6 Mo LIBOR ARM	10	868,394.73	0.09%	7.990	178	75.30	583
2/28 6 Mo LIBOR ARM	3,333	596,986,327.10	59.70%	7.581	358	78.43	597
3/12 6 Mo LIBOR ARM	1	50,912.04	0.01%	9.650	178	90.00	562
3/27 6 Mo LIBOR ARM	207	39,961,041.00	4.00%	7.079	358	78.63	623
5YR IO 2/28 6 Mo LIBOR ARM	653	183,635,042.14	18.36%	6.554	358	81.18	644
5YR IO 3/27 6 Mo LIBOR ARM	53	14,629,425.23	1.46%	6.312	358	79.24	651
6 Mo LIBOR ARM 30 Yr	9	1,632,830.40	0.16%	7.067	358	82.67	625
Fixed Rate 10 Yr	6	430,608.31	0.04%	8.922	118	70.06	571
Fixed Rate 15 Yr	67	7,346,716.50	0.73%	7.680	178	69.76	641
Fixed Rate 15 Yr Rate Reduction	1	51,761.17	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	38	3,636,366.99	0.36%	8.168	238	75.34	626
Fixed Rate 20 Yr Rate Reduction	2	192,567.13	0.02%	8.928	238	82.41	624
Fixed Rate 30 Yr	952	141,966,136.22	14.20%	7.717	358	76.26	625
Fixed Rate 30 Yr 5YR IO	20	6,104,461.44	0.61%	6.599	358	71.50	679
Fixed Rate 30 Yr Rate Reduction	19	2,378,475.09	0.24%	8.907	358	69.55	559
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	726	204,368,928.81	20.44%	6.538	358	80.76	646
Not Interest Only	4,646	795,631,071.19	79.56%	7.588	355	77.94	604
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,628	292,756,655.90	29.28%	7.600	355	76.94	604
Prepay Penalty: 12 months	355	95,783,326.43	9.58%	7.090	356	77.09	630
Prepay Penalty: 24 months	2,683	505,833,884.34	50.58%	7.276	358	79.84	611
Prepay Penalty: 30 months	5	968,859.14	0.10%	8.036	358	86.40	584
Prepay Penalty: 36 months	701	104,657,274.19	10.47%	7.463	350	77.76	628
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,244	989,973,252.07	99.00%	7.344	356	78.42	613
Second Lien	128	10,026,747.93	1.00%	10.325	348	88.19	618
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,530.51	0.02%	6.450	358	80.00	655
Full Documentation	3,445	570,707,210.22	57.07%	7.413	356	79.48	603
Lite Documentation	26	6,940,953.29	0.69%	7.475	356	81.60	627
No Documentation	65	12,222,578.50	1.22%	7.150	357	79.24	703
Stated Income Documentation	1,835	409,895,727.48	40.99%	7.325	356	77.10	623
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,386	667,479,228.76	66.75%	7.360	355	76.65	604
Purchase	1,619	263,619,431.00	26.36%	7.287	357	83.12	640
Rate/Term Refinance	367	68,901,340.24	6.89%	7.835	356	78.96	589
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	57	13,881,497.80	1.39%	7.264	354	77.67	645
2-4 Units Detached	365	86,275,437.95	8.63%	7.392	356	78.45	635
Condo High-Rise Attached	17	4,475,459.82	0.45%	7.049	358	81.14	623
Condo Low-Rise Attached	255	44,809,386.99	4.48%	7.246	358	79.15	626
Condo Low-Rise Detached	2	331,957.24	0.03%	6.864	358	90.40	550
Manufactured Housing	89	9,978,596.11	1.00%	7.415	352	80.19	650
PUD Attached	39	5,260,829.59	0.53%	7.485	358	80.39	614
PUD Detached	439	97,864,077.97	9.79%	7.274	357	81.03	620
Single Family Attached	71	10,573,696.47	1.06%	7.619	358	77.21	599
Single Family Detached	4,038	726,549,060.06	72.65%	7.392	356	78.12	607
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	387	60,720,401.19	6.07%	7.955	355	81.38	650
Primary	4,903	921,345,354.90	92.13%	7.337	356	78.29	610
Second Home	82	17,934,243.91	1.79%	7.272	355	80.14	643
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	352	63,923,667.92	6.39%	7.898	356	74.45	554
AA	633	119,956,504.32	12.00%	7.703	356	78.92	581
AA+	3,834	720,444,405.72	72.04%	7.080	356	79.75	631
B	297	51,912,747.77	5.19%	8.395	357	73.46	545
C	127	22,625,145.29	2.26%	9.016	356	71.72	548
CC	113	18,388,380.76	1.84%	9.982	358	63.88	541
NG	16	2,749,148.22	0.27%	7.462	358	81.95	630
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	1,409	311,781,259.84	31.18%	7.086	356	74.45	625
Radian	3,963	688,218,740.16	68.82%	7.504	356	80.36	607
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	43	4,375,008.89	0.44%	8.371	348	83.66	605
Arizona	111	18,391,276.28	1.84%	7.348	358	81.60	615
Arkansas	16	2,282,017.03	0.23%	8.440	358	85.90	577
California	764	218,576,169.23	21.86%	6.891	357	76.84	616
Colorado	122	20,965,547.73	2.10%	6.940	357	84.03	618
Connecticut	117	22,367,453.31	2.24%	7.343	356	79.77	612
Delaware	10	1,376,059.50	0.14%	7.709	351	80.23	594
District of Columbia	1	113,049.85	0.01%	10.300	358	65.00	540
Florida	437	67,130,915.32	6.71%	7.642	356	79.07	617
Georgia	155	20,635,110.15	2.06%	8.331	356	81.72	608
Hawaii	32	12,182,776.73	1.22%	6.903	357	79.06	631
Idaho	24	2,984,116.74	0.30%	7.585	349	84.26	622
Illinois	194	31,299,324.29	3.13%	7.954	357	80.68	588
Indiana	48	4,971,399.74	0.50%	8.113	358	83.61	616
Iowa	18	1,833,506.68	0.18%	8.727	358	82.99	580
Kansas	9	776,247.75	0.08%	8.223	346	91.43	616
Kentucky	39	4,308,954.75	0.43%	7.524	358	81.09	611
Louisiana	32	3,966,140.40	0.40%	7.752	349	81.01	617
Maine	53	8,082,238.07	0.81%	7.288	358	78.99	616
Maryland	102	18,772,283.95	1.88%	7.766	356	77.45	596
Massachusetts	390	95,891,551.81	9.59%	7.024	357	74.88	607
Michigan	225	27,253,280.42	2.73%	7.803	355	81.47	602
Minnesota	54	10,127,701.11	1.01%	7.568	358	82.09	603
Mississippi	9	1,162,911.50	0.12%	8.574	350	84.84	592
Missouri	65	7,177,116.75	0.72%	8.164	358	80.93	606
Montana	7	1,105,471.59	0.11%	7.712	358	79.39	623
Nebraska	9	950,045.05	0.10%	8.502	358	86.64	579
Nevada	99	21,994,962.09	2.20%	7.303	358	78.64	610
New Hampshire	55	9,126,288.80	0.91%	7.072	354	77.75	612
New Jersey	201	44,656,293.63	4.47%	7.498	357	76.55	604
New York	419	105,971,819.04	10.60%	7.229	356	76.90	630
North Carolina	131	15,322,500.85	1.53%	8.148	356	81.20	599
North Dakota	2	218,716.90	0.02%	8.643	317	71.05	561
Ohio	166	19,705,591.29	1.97%	7.651	356	84.28	621
Oklahoma	20	1,737,985.45	0.17%	8.443	352	84.12	611
Oregon	43	7,114,380.51	0.71%	7.497	358	80.91	623
Pennsylvania	160	20,957,866.44	2.10%	7.467	354	81.23	618
Rhode Island	77	15,442,878.33	1.54%	7.116	355	73.95	610
South Carolina	47	6,065,990.21	0.61%	7.541	353	79.43	619
Tennessee	77	7,897,393.84	0.79%	8.359	352	82.08	603
Texas	422	53,435,227.38	5.34%	7.958	347	79.96	603
Utah	31	4,370,228.06	0.44%	6.656	358	81.88	637

Continued on next page.

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	20	3,135,206.77	0.31%	7.256	343	78.61	628
Virginia	168	32,084,363.08	3.21%	7.718	355	79.12	606
Washington	87	13,553,621.22	1.36%	7.190	358	78.77	622
West Virginia	2	166,775.06	0.02%	8.582	358	78.07	552
Wisconsin	39	5,273,584.72	0.53%	7.913	358	82.59	624
Wyoming	20	2,710,651.71	0.27%	7.640	358	81.50	608
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	2	1,176,216.36	0.14%	5.036	358	66.43	658
3.000 - 3.499	60	17,752,360.49	2.12%	5.501	358	73.75	684
3.500 - 3.999	187	49,686,814.07	5.93%	5.793	358	75.43	665
4.000 - 4.499	502	117,044,571.18	13.97%	6.309	358	75.68	644
4.500 - 4.999	718	155,912,531.58	18.61%	6.697	358	78.78	632
5.000 - 5.499	756	149,732,581.05	17.87%	7.172	358	81.09	616
5.500 - 5.999	698	128,900,372.14	15.38%	7.654	358	81.97	597
6.000 - 6.499	505	84,698,286.17	10.11%	8.061	358	81.36	579
6.500 - 6.999	381	65,156,005.43	7.78%	8.579	358	79.06	558
7.000 - 7.499	194	30,837,543.63	3.68%	8.991	357	77.95	545
7.500 - 7.999	116	17,102,085.06	2.04%	9.470	357	78.55	539
8.000 - 8.499	100	13,713,317.11	1.64%	10.494	357	75.83	533
8.500 - 8.999	29	3,486,534.21	0.42%	10.266	358	75.55	531
9.000 - 9.499	13	1,901,561.97	0.23%	10.918	358	63.03	537
9.500 - 9.999	5	629,807.15	0.08%	10.768	358	66.85	528
10.000 -10.499	1	162,319.55	0.02%	10.990	358	65.00	513
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	2	252,524.78	0.03%	4.607	358	74.77	758
4.500 - 4.999	17	5,455,384.59	0.65%	4.917	358	75.36	688
5.000 - 5.499	83	23,133,453.46	2.76%	5.269	358	77.04	666
5.500 - 5.999	281	79,330,476.62	9.47%	5.817	358	76.36	655
6.000 - 6.499	427	104,005,299.94	12.41%	6.290	358	77.67	635
6.500 - 6.999	763	172,133,210.72	20.54%	6.765	358	79.24	626
7.000 - 7.499	581	121,614,764.31	14.51%	7.245	358	80.05	609
7.500 - 7.999	740	136,435,282.79	16.28%	7.745	358	80.74	597
8.000 - 8.499	387	59,090,894.71	7.05%	8.225	358	81.45	584
8.500 - 8.999	447	68,122,478.87	8.13%	8.730	358	80.13	565
9.000 - 9.499	178	24,919,984.09	2.97%	9.235	358	77.46	548
9.500 - 9.999	171	20,360,601.21	2.43%	9.720	356	79.67	552
10.000 -10.499	76	9,731,625.23	1.16%	10.200	358	76.77	540
10.500 -10.999	51	6,266,007.90	0.75%	10.765	358	72.00	532
11.000 -11.499	35	4,049,614.15	0.48%	11.219	355	71.55	526
11.500 -11.999	20	1,918,421.20	0.23%	11.707	358	68.31	524
12.000 -12.499	7	938,519.85	0.11%	12.157	358	68.20	526
12.500 -12.999	1	134,362.73	0.02%	12.600	358	41.54	533
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,026.45	0.02%	4.300	358	77.72	772
10.500 -10.999	17	5,455,384.59	0.65%	4.917	358	75.36	688
11.000 -11.499	79	21,596,492.63	2.58%	5.263	358	76.83	668
11.500 -11.999	271	76,872,568.46	9.17%	5.799	358	76.08	655
12.000 -12.499	415	101,306,100.17	12.09%	6.267	357	77.64	636
12.500 -12.999	757	170,383,032.52	20.33%	6.761	358	79.30	627
13.000 -13.499	579	121,748,944.91	14.53%	7.219	358	80.03	610
13.500 -13.999	740	136,351,860.71	16.27%	7.712	358	80.73	597
14.000 -14.499	398	62,069,950.12	7.41%	8.159	358	81.23	584
14.500 -14.999	463	72,523,168.36	8.66%	8.668	358	80.29	568
15.000 -15.499	178	24,940,546.01	2.98%	9.217	358	77.44	548
15.500 -15.999	173	20,557,952.71	2.45%	9.694	356	79.81	553
16.000 -16.499	76	9,695,560.83	1.16%	10.159	358	77.06	539
16.500 -16.999	53	6,505,638.53	0.78%	10.673	358	72.60	531
17.000 -17.499	36	4,250,226.42	0.51%	11.157	355	71.40	527
17.500 -17.999	22	2,256,727.72	0.27%	11.584	358	67.40	524
18.000 -18.499	8	1,050,363.28	0.13%	12.061	358	67.79	525
18.500 -18.999	1	134,362.73	0.02%	12.600	358	41.54	533
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	22	5,056,538.25	0.60%	6.815	358	78.85	625
2.000	2	564,616.89	0.07%	6.696	358	65.64	559
3.000	4,242	832,047,758.42	99.30%	7.313	358	79.08	610
4.000	1	223,993.59	0.03%	6.625	358	80.00	0
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	4,190	817,710,735.36	97.59%	7.314	358	79.07	610
1.500	73	19,188,554.63	2.29%	7.101	358	79.22	598
2.000	4	993,617.16	0.12%	7.584	358	74.12	579
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	9	1,632,830.40	0.19%	7.067	358	82.67	625
06/01/07	3,996	781,489,763.97	93.27%	7.340	358	79.08	608
06/01/08	261	54,641,378.27	6.52%	6.876	358	78.81	630
06/01/20	1	128,934.51	0.02%	8.000	358	95.00	684
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Group I Statistical Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$652,344,143	$49,720	$619,531
Average Scheduled Principal Balance	$154,584		
Number of Mortgage Loans	4,220		
Weighted Average Gross Coupon	7.512%	4.850%	12.880%
Weighted Average FICO Score	605	500	804
Weighted Average Combined Original LTV	77.54%	13.18%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	355 months	118 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.490%	2.950%	8.000%
Weighted Average Minimum Interest Rate	7.471%	4.375%	12.600%
Weighted Average Maximum Interest Rate	13.498%	10.850%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.010%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	178 months
Maturity Date		Jun 1 2015	Jun 1 2035
Maximum Zip Code Concentration	0.25%	92553	
ARM	80.93%		
Fixed Rate	19.07%		
15/15 6 Mo LIBOR ARM	0.02%		
2/13 6 Mo LIBOR ARM	0.13%		
2/28 6 Mo LIBOR ARM	64.25%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.35%		
5YR IO 2/28 6 Mo LIBOR ARM	10.80%		
5YR IO 3/27 6 Mo LIBOR ARM	1.23%		
6 Mo LIBOR ARM 30 Yr	0.14%		
Fixed Rate 10 Yr	0.07%		
Fixed Rate 15 Yr	0.99%		
Fixed Rate 20 Yr	0.47%		
Fixed Rate 20 Yr Rate Reduction	0.03%		
Fixed Rate 30 Yr	16.71%		
Fixed Rate 30 Yr 5YR IO	0.48%		
Fixed Rate 30 Yr Rate Reduction	0.32%		
Interest Only	12.51%		
Not Interest Only	87.49%		

Prepay Penalty: 0 months	32.95%
Prepay Penalty: 12 months	8.40%
Prepay Penalty: 24 months	46.21%
Prepay Penalty: 30 months	0.12%
Prepay Penalty: 36 months	12.32%
First Lien	99.69%
Second Lien	0.31%
Busine :s Bank Statements	0.04%
Full Documentation	61.69%
Lite Documentation	0.32%
No Documentation	1.09%
Stated Income Documentation	36.86%
Cash Out Refinance	75.35%
Purchase	16.56%
Rate/Term Refinance	8.09%
2-4 Units Attached	1.64%
2-4 Units Detached	9.49%
Condo High-Rise Attached	0.30%
Condo Low-Rise Attached	4.56%
Condo Low-Rise Detached	0.02%
Manufactured Housing	1.31%
PUD Attached	0.68%
PUD Detached	7.41%
Single Family Attached	1.08%
Single Family Detached	73.50%
Non-owner	7.31%
Primary	91.05%
Second Home	1.64%
Top 5 States:	
California	15.01%
Massachusetts	10.65%
New York	9.38%
Florida	7.29%
Texas	5.82%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	27	1,348,283.78	0.21%	8.986	331	66.43	582
50,000.01 - 100,000.00	1,226	92,089,416.52	14.12%	8.459	349	78.05	603
100,000.01 - 150,000.00	1,226	153,212,097.96	23.49%	7.673	355	78.22	609
150,000.01 - 200,000.00	701	122,176,761.23	18.73%	7.372	355	75.34	599
200,000.01 - 250,000.00	441	99,000,901.90	15.18%	7.210	357	77.21	599
250,000.01 - 300,000.00	311	85,545,714.63	13.11%	7.248	357	77.99	603
300,000.01 - 350,000.00	218	70,713,218.04	10.84%	7.101	356	78.43	609
350,000.01 - 400,000.00	40	14,672,479.94	2.25%	6.935	358	77.64	627
400,000.01 - 450,000.00	18	7,591,648.19	1.16%	6.918	358	80.35	655
450,000.01 - 500,000.00	8	3,802,904.35	0.58%	7.384	358	86.67	627
500,000.01 - 550,000.00	2	1,011,971.06	0.16%	5.803	358	81.99	690
550,000.01 - 600,000.00	1	559,214.60	0.09%	7.900	358	80.00	672
600,000.01 - 650,000.00	1	619,531.29	0.09%	7.600	358	80.00	598
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	9	2,177,551.47	0.33%	4.942	358	73.13	678
5.000 - 5.499	49	10,978,828.11	1.68%	5.281	358	73.45	648
5.500 - 5.999	215	44,712,812.51	6.85%	5.821	356	72.26	654
6.000 - 6.499	329	63,528,766.10	9.74%	6.273	356	75.28	634
6.500 - 6.999	702	126,637,547.01	19.41%	6.761	355	76.44	621
7.000 - 7.499	573	98,764,280.63	15.14%	7.248	356	78.10	609
7.500 - 7.999	762	115,079,164.20	17.64%	7.749	356	79.32	600
8.000 - 8.499	440	58,106,520.93	8.91%	8.228	355	80.01	590
8.500 - 8.999	512	65,842,962.70	10.09%	8.734	353	79.69	570
9.000 - 9.499	219	25,643,975.24	3.93%	9.243	355	79.37	561
9.500 - 9.999	191	19,162,419.98	2.94%	9.708	351	79.37	558
10.000 -10.499	102	10,393,597.19	1.59%	10.229	355	78.50	554
10.500 -10.999	54	4,933,221.56	0.76%	10.755	345	73.28	545
11.000 -11.499	31	3,008,336.05	0.46%	11.195	354	74.49	535
11.500 -11.999	23	2,237,359.05	0.34%	11.694	358	69.87	525
12.000 -12.499	6	842,577.18	0.13%	12.170	358	66.86	528
12.500 -12.999	3	294,223.58	0.05%	12.636	358	52.12	529
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	393	60,673,510.29	9.30%	8.656	357	72.61	512
525-549	424	68,140,012.20	10.45%	8.280	356	73.23	538
550-574	488	75,793,893.54	11.62%	7.899	357	75.12	563
575-599	664	97,142,075.67	14.89%	7.583	355	77.76	587
600-624	720	109,752,117.75	16.82%	7.227	355	78.95	612
625-649	633	97,694,776.70	14.98%	7.070	355	79.04	637
650-674	369	56,085,405.68	8.60%	6.935	353	79.47	661
675-699	235	41,110,981.84	6.30%	6.786	355	81.59	685
700+	246	39,450,487.17	6.05%	6.850	354	82.68	730
None	48	6,500,882.65	1.00%	8.297	356	73.71	0
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	186	25,212,951.91	3.86%	7.240	348	40.10	590
50.00- 54.99	88	13,495,996.41	2.07%	7.251	353	52.31	585
55.00- 59.99	110	19,446,763.63	2.98%	7.374	352	57.34	579
60.00- 64.99	199	35,316,986.28	5.41%	7.188	356	62.34	590
65.00- 69.99	268	45,882,754.90	7.03%	7.531	355	67.00	586
70.00- 74.99	296	52,221,010.63	8.01%	7.378	355	71.65	587
75.00- 79.99	378	65,235,767.81	10.00%	7.437	355	76.52	594
80.00	1,325	176,111,766.56	27.00%	7.535	356	80.00	608
80.01- 84.99	133	24,949,312.53	3.82%	7.333	358	83.42	613
85.00- 89.99	377	60,400,391.58	9.26%	7.637	356	85.95	609
90.00- 94.99	473	80,681,505.27	12.37%	7.586	355	90.36	631
95.00- 99.99	355	50,698,828.16	7.77%	7.911	356	95.07	625
100.00	32	2,690,107.82	0.41%	8.416	355	100.00	664
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,608.31	0.07%	8.922	118	70.06	571
180	74	7,363,253.92	1.13%	7.822	178	70.08	625
240	32	3,253,359.12	0.50%	7.935	238	75.39	631
360	4,108	641,296,922.14	98.31%	7.506	358	77.64	605
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,608.31	0.07%	8.922	118	70.06	571
121-180	74	7,363,253.92	1.13%	7.822	178	70.08	625
181-240	32	3,253,359.12	0.50%	7.935	238	75.39	631
301-360	4,108	641,296,922.14	98.31%	7.506	358	77.64	605
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	193	23,462,071.34	3.60%	7.699	349	76.61	613
20.01 -25.00	231	28,636,437.93	4.39%	7.625	354	76.63	609
25.01 -30.00	359	48,454,847.04	7.43%	7.548	353	75.90	603
30.01 -35.00	503	73,274,193.41	11.23%	7.508	355	76.10	606
35.01 -40.00	595	88,232,592.12	13.53%	7.498	355	77.38	604
40.01 -45.00	804	127,216,010.42	19.50%	7.473	356	78.50	606
45.01 -50.00	887	152,647,260.30	23.40%	7.437	356	77.52	605
50.01 -55.00	468	79,551,303.95	12.19%	7.616	356	79.22	597
55.01 -60.00	95	17,322,776.12	2.66%	7.611	353	78.33	588
None	85	13,546,650.86	2.08%	7.424	357	76.07	656
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,314	527,938,476.31	80.93%	7.478	358	78.29	601
Fixed Rate	906	124,405,667.18	19.07%	7.660	345	74.34	623
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,934.51	0.02%	8.000	358	95.00	684
2/13 6 Mo LIBOR ARM	10	868,394.73	0.13%	7.990	178	75.30	583
2/28 6 Mo LIBOR ARM	2,739	419,147,508.45	64.25%	7.640	358	77.87	594
3/12 6 Mo LIBOR ARM	1	50,912.04	0.01%	9.650	178	90.00	562
3/27 6 Mo LIBOR ARM	171	28,353,293.77	4.35%	7.244	358	77.92	613
5YR IO 2/28 6 Mo LIBOR ARM	347	70,446,294.75	10.80%	6.702	358	80.98	635
5YR IO 3/27 6 Mo LIBOR ARM	38	8,002,214.78	1.23%	6.518	358	78.02	642
6 Mo LIBOR ARM 30 Yr	7	940,923.28	0.14%	7.940	358	80.30	604
Fixed Rate 10 Yr	6	430,608.31	0.07%	8.922	118	70.06	571
Fixed Rate 15 Yr	63	6,443,947.15	0.99%	7.785	178	69.21	631
Fixed Rate 20 Yr	30	3,060,791.99	0.47%	7.872	238	74.95	631
Fixed Rate 20 Yr Rate Reduction	2	192,567.13	0.03%	8.928	238	82.41	624
Fixed Rate 30 Yr	776	109,036,478.71	16.71%	7.643	358	74.55	622
Fixed Rate 30 Yr 5YR IO	13	3,142,435.15	0.48%	6.709	358	79.54	683
Fixed Rate 30 Yr Rate Reduction	16	2,098,838.74	0.32%	8.894	358	70.58	558
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	398	81,590,944.68	12.51%	6.684	358	80.63	638
Not Interest Only	3,822	570,753,198.81	87.49%	7.631	355	77.10	600
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,354	214,967,683.04	32.95%	7.624	354	76.48	599
Prepay Penalty: 12 months	251	54,781,405.90	8.40%	7.088	355	73.87	621
Prepay Penalty: 24 months	2,018	301,431,301.78	46.21%	7.490	358	79.02	602
Prepay Penalty: 30 months	4	801,095.24	0.12%	8.066	358	87.74	586
Prepay Penalty: 36 months	593	80,362,657.53	12.32%	7.583	348	77.22	625
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,188	650,352,506.37	99.69%	7.506	355	77.49	605
Second Lien	32	1,991,637.12	0.31%	9.695	343	92.30	652
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,530.51	0.04%	6.450	358	80.00	655
Full Documentation	2,830	402,447,774.22	61.69%	7.564	355	78.75	596
Lite Documentation	14	2,104,165.88	0.32%	7.819	358	77.88	619
No Documentation	47	7,126,354.03	1.09%	7.188	356	76.82	704
Stated Income Documentation	1,328	240,432,318.85	36.86%	7.433	355	75.54	617
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,895	491,527,877.44	75.35%	7.425	355	76.06	600
Purchase	1,007	108,010,957.36	16.56%	7.759	356	83.19	632
Rate/Term Refinance	318	52,805,308.69	8.09%	7.819	355	79.73	596
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	47	10,717,059.27	1.64%	7.249	352	74.67	630
2-4 Units Detached	295	61,893,803.03	9.49%	7.369	355	76.12	626
Condo High-Rise Attached	11	1,957,694.08	0.30%	7.218	358	76.07	605
Condo Low-Rise Attached	195	29,760,402.45	4.56%	7.409	358	77.90	611
Condo Low-Rise Detached	1	101,793.10	0.02%	5.990	358	80.00	560
Manufactured Housing	81	8,543,462.33	1.31%	7.548	353	80.31	650
PUD Attached	35	4,455,579.03	0.68%	7.499	358	80.61	610
PUD Detached	283	48,345,470.72	7.41%	7.426	355	80.36	609
Single Family Attached	59	7,076,369.01	1.08%	7.795	358	80.88	595
Single Family Detached	3,213	479,492,510.47	73.50%	7.549	355	77.36	600
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	337	47,676,801.12	7.31%	7.999	354	80.59	646
Primary	3,814	593,953,603.21	91.05%	7.472	355	77.21	601
Second Home	69	10,713,739.16	1.64%	7.589	352	82.09	649
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	305	49,246,676.06	7.55%	7.894	355	73.89	553
AA	517	84,972,566.49	13.03%	7.746	356	77.79	575
AA+	2,957	449,858,101.96	68.96%	7.226	355	78.91	625
B	247	37,308,790.43	5.72%	8.422	356	73.21	544
C	98	16,407,219.16	2.52%	8.954	356	71.64	549
CC	85	13,244,224.14	2.03%	9.972	358	62.17	543
NG	11	1,306,565.25	0.20%	7.511	358	80.32	630
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	954	157,948,157.26	24.21%	7.221	355	69.84	615
Radian	3,266	494,395,986.23	75.79%	7.605	355	80.00	602
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	39	3,771,111.18	0.58%	8.532	346	84.10	599
Arizona	92	13,028,224.23	2.00%	7.414	358	82.09	618
Arkansas	13	1,564,161.76	0.24%	8.668	358	86.93	562
California	442	97,892,538.77	15.01%	7.073	357	72.45	600
Colorado	88	13,945,225.65	2.14%	6.900	356	84.30	617
Connecticut	96	15,087,641.00	2.31%	7.527	356	79.15	608
Delaware	8	986,511.64	0.15%	7.929	349	80.32	578
District of Columbia	1	113,049.85	0.02%	10.300	358	65.00	540
Florida	349	47,584,292.50	7.29%	7.691	356	78.79	613
Georgia	131	15,834,638.30	2.43%	8.327	355	82.14	611
Hawaii	20	5,378,734.06	0.82%	7.297	356	77.83	619
Idaho	22	2,394,619.36	0.37%	7.436	346	82.41	624
Illinois	175	26,453,020.94	4.06%	8.023	357	80.51	583
Indiana	42	4,123,223.89	0.63%	8.075	358	83.01	620
Iowa	17	1,656,196.61	0.25%	8.751	358	81.70	578
Kansas	9	776,247.75	0.12%	8.223	346	91.43	616
Kentucky	31	3,137,475.44	0.48%	7.533	358	80.17	614
Louisiana	28	3,262,338.25	0.50%	8.010	347	81.23	606
Maine	42	5,984,766.54	0.92%	7.254	358	78.66	616
Maryland	82	13,715,030.51	2.10%	7.750	355	75.86	593
Massachusetts	316	69,497,329.15	10.65%	7.065	357	74.25	600
Michigan	213	24,870,396.83	3.81%	7.851	355	81.22	600
Minnesota	40	6,444,374.12	0.99%	7.537	358	82.78	599
Mississippi	6	443,909.81	0.07%	9.827	336	87.98	574
Missouri	60	6,163,495.01	0.94%	8.235	358	80.76	607
Montana	5	848,397.09	0.13%	7.934	358	80.60	621
Nebraska	9	950,045.05	0.15%	8.502	358	86.64	579
Nevada	73	14,227,560.82	2.18%	7.269	358	77.89	607
New Hampshire	46	7,707,821.26	1.18%	7.058	354	78.10	612
New Jersey	162	31,304,243.68	4.80%	7.563	357	74.75	597
New York	291	61,218,846.84	9.38%	7.186	355	73.38	618
North Carolina	115	12,257,479.02	1.88%	8.117	355	81.72	602
North Dakota	2	218,716.90	0.03%	8.643	317	71.05	561
Ohio	146	16,170,797.90	2.48%	7.879	356	84.89	617
Oklahoma	17	1,454,619.69	0.22%	8.279	351	84.39	628
Oregon	29	3,713,386.40	0.57%	7.509	358	80.27	626
Pennsylvania	134	14,700,970.57	2.25%	7.682	353	81.57	608
Rhode Island	67	12,972,869.10	1.99%	7.157	354	72.57	611
South Carolina	44	5,174,037.81	0.79%	7.525	352	80.40	622
Tennessee	68	6,478,951.83	0.99%	8.517	351	82.61	598
Texas	358	37,960,106.38	5.82%	8.078	346	79.30	600
Utah	25	3,168,067.67	0.49%	6.779	358	82.63	626

Continued on next page.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	18	2,873,051.92	0.44%	7.284	342	78.50	627
Virginia	123	18,416,597.38	2.82%	7.930	354	79.33	593
Washington	73	9,851,805.79	1.51%	7.377	358	80.99	610
West Virginia	2	166,775.06	0.03%	8.582	358	78.07	552
Wisconsin	34	4,521,537.35	0.69%	8.035	358	82.27	614
Wyoming	17	1,878,904.83	0.29%	6.930	358	80.44	640
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	168,745.17	0.03%	4.950	358	75.00	746
3.000 - 3.499	36	7,926,904.59	1.50%	5.569	358	69.67	656
3.500 - 3.999	103	19,275,238.47	3.65%	5.882	358	71.73	652
4.000 - 4.499	337	61,399,253.96	11.63%	6.310	357	73.83	639
4.500 - 4.999	539	92,240,583.00	17.47%	6.717	358	77.00	624
5.000 - 5.499	599	96,420,498.70	18.26%	7.221	358	80.34	612
5.500 - 5.999	588	91,285,071.56	17.29%	7.720	358	81.17	595
6.000 - 6.499	438	64,257,752.36	12.17%	8.116	357	80.50	575
6.500 - 6.999	334	49,685,798.96	9.41%	8.646	358	78.89	558
7.000 - 7.499	171	23,322,444.59	4.42%	9.078	357	78.63	551
7.500 - 7.999	107	14,615,772.08	2.77%	9.486	357	77.26	537
8.000 - 8.499	61	7,340,412.87	1.39%	10.885	356	73.42	528
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	58,498.33	0.01%	5.625	358	65.00	712
4.500 - 4.999	9	2,177,551.47	0.41%	4.942	358	73.13	678
5.000 - 5.499	49	10,978,828.11	2.08%	5.281	358	73.45	648
5.500 - 5.999	173	35,815,911.05	6.78%	5.847	358	74.29	649
6.000 - 6.499	283	54,754,707.41	10.37%	6.294	357	76.45	631
6.500 - 6.999	551	100,275,078.28	18.99%	6.760	358	77.43	615
7.000 - 7.499	470	81,822,969.07	15.50%	7.241	358	79.05	604
7.500 - 7.999	607	92,577,459.53	17.54%	7.746	358	80.25	596
8.000 - 8.499	343	46,493,954.42	8.81%	8.227	358	81.16	585
8.500 - 8.999	393	52,716,248.05	9.99%	8.735	358	79.99	564
9.000 - 9.499	160	20,153,493.17	3.82%	9.241	358	78.13	553
9.500 - 9.999	142	15,090,734.34	2.86%	9.705	356	79.06	554
10.000 -10.499	60	7,078,324.28	1.34%	10.216	358	76.74	542
10.500 -10.999	31	3,152,784.28	0.60%	10.750	358	71.44	537
11.000 -11.499	22	2,442,053.37	0.46%	11.192	353	72.16	527
11.500 -11.999	13	1,372,941.24	0.26%	11.697	358	67.06	521
12.000 -12.499	6	842,577.18	0.16%	12.170	358	66.86	528
12.500 -12.999	1	134,362.73	0.03%	12.600	358	41.54	533
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	9	2,177,551.47	0.41%	4.942	358	73.13	678
11.000 -11.499	49	10,978,828.11	2.08%	5.281	358	73.45	648
11.500 -11.999	166	34,592,271.63	6.55%	5.807	358	73.89	650
12.000 -12.499	271	52,057,558.22	9.86%	6.270	357	76.35	631
12.500 -12.999	546	99,074,082.77	18.77%	6.762	358	77.69	616
13.000 -13.499	466	80,750,453.28	15.30%	7.218	358	79.07	606
13.500 -13.999	608	92,775,989.02	17.57%	7.717	358	80.10	596
14.000 -14.499	353	49,244,345.67	9.33%	8.167	358	80.78	584
14.500 -14.999	407	55,476,620.90	10.51%	8.690	358	79.98	566
15.000 -15.499	160	20,174,055.09	3.82%	9.219	358	78.10	553
15.500 -15.999	144	15,303,390.93	2.90%	9.698	356	79.14	555
16.000 -16.499	61	7,268,759.71	1.38%	10.167	358	76.79	541
16.500 -16.999	31	3,094,092.03	0.59%	10.736	358	72.14	537
17.000 -17.499	22	2,442,053.37	0.46%	11.192	353	72.16	527
17.500 -17.999	14	1,551,484.20	0.29%	11.592	358	66.82	521
18.000 -18.499	6	842,577.18	0.16%	12.170	358	66.86	528
18.500 -18.999	1	134,362.73	0.03%	12.600	358	41.54	533
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	17	3,015,238.50	0.57%	7.087	358	74.97	601
2.000	2	564,616.89	0.11%	6.696	358	65.64	559
3.000	3,295	524,358,620.92	99.32%	7.481	358	78.33	601
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,269	518,016,324.61	98.12%	7.484	358	78.33	601
1.500	43	9,296,007.17	1.76%	7.163	358	76.74	587
2.000	2	626,144.53	0.12%	7.023	358	70.66	570
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	7	940,923.28	0.18%	7.940	358	80.30	604
06/01/07	3,096	490,462,197.93	92.90%	7.506	358	78.31	600
06/01/08	210	36,406,420.59	6.90%	7.088	358	77.96	619
06/01/20	1	128,934.51	0.02%	8.000	358	95.00	684
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**60**

Group II Statistical Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$347,655,857	$49,931	$1,349,178
Average Scheduled Principal Balance	$301,785		
Number of Mortgage Loans	1,152		
Weighted Average Gross Coupon	7.113%	4.300%	13.340%
Weighted Average FICO Score	627	500	797
Weighted Average Combined Original LTV	80.35%	27.43%	100.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	178 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.137%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.020%	4.300%	12.050%
Weighted Average Maximum Interest Rate	13.053%	10.300%	18.250%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.017%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	34 months
Maturity Date		Jun 1 2020	Jun 1 2035
Maximum Zip Code Concentration	0.52%	93065	
ARM	89.16%		
Fixed Rate	10.84%		
2/28 6 Mo LIBOR ARM	51.15%		
3/27 6 Mo LIBOR ARM	3.34%		
5YR IO 2/28 6 Mo LIBOR ARM	32.56%		
5YR IO 3/27 6 Mo LIBOR ARM	1.91%		
6 Mo LIBOR ARM 30 Yr	0.20%		
Fixed Rate 15 Yr	0.26%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.17%		
Fixed Rate 30 Yr	9.47%		
Fixed Rate 30 Yr 5YR IO	0.85%		
Fixed Rate 30 Yr Rate Reduction	0.08%		
Interest Only	35.32%		
Not Interest Only	64.68%		

Prepay Penalty: 0 months	22.38%
Prepay Penalty: 12 months	11.79%
Prepay Penalty: 24 months	58.79%
Prepay Penalty: 30 months	0.05%
Prepay Penalty: 36 months	6.99%
First Lien	97.69%
Second Lien	2.31%
Full Documentation	48.40%
Lite Documentation	1.39%
No Documentation	1.47%
Stated Income Documentation	48.74%
Cash Out Refinance	50.61%
Purchase	44.76%
Rate/Term Refinance	4.63%
2-4 Units Attached	0.91%
2-4 Units Detached	7.01%
Condo High-Rise Attached	0.72%
Condo Low-Rise Attached	4.33%
Condo Low-Rise Detached	0.07%
Manufactured Housing	0.41%
PUD Attached	0.23%
PUD Detached	14.24%
Single Family Attached	1.01%
Single Family Detached	71.06%
Non-owner	3.75%
Primary	94.17%
Second Home	2.08%
Top 5 States:	
California	34.71%
New York	12.87%
Massachusetts	7.59%
Florida	5.62%
Texas	4.45%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	8	399,771.10	0.11%	10.636	343	74.56	576
50,000.01 - 100,000.00	147	10,755,608.57	3.09%	9.771	349	83.42	593
100,000.01 - 150,000.00	64	7,705,423.62	2.22%	9.216	356	79.45	586
150,000.01 - 200,000.00	216	37,706,350.51	10.85%	7.325	358	80.55	629
200,000.01 - 250,000.00	147	32,685,853.00	9.40%	7.181	358	82.57	628
250,000.01 - 300,000.00	72	19,677,346.48	5.66%	6.985	358	83.18	645
300,000.01 - 350,000.00	59	19,140,410.06	5.51%	6.856	358	81.79	643
350,000.01 - 400,000.00	125	47,312,255.03	13.61%	6.964	358	79.28	616
400,000.01 - 450,000.00	92	39,145,568.68	11.26%	6.984	358	80.38	624
450,000.01 - 500,000.00	64	30,413,353.41	8.75%	6.840	358	81.14	635
500,000.01 - 550,000.00	47	24,704,678.87	7.11%	6.877	358	82.97	638
550,000.01 - 600,000.00	40	23,264,749.07	6.69%	7.286	358	82.91	614
600,000.01 - 650,000.00	18	11,294,490.83	3.25%	6.629	358	78.18	615
650,000.01 - 700,000.00	13	8,667,124.02	2.49%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,365.53	3.38%	6.741	347	69.86	634
750,000.01 - 800,000.00	6	4,710,266.21	1.35%	6.509	358	75.54	601
800,000.01 - 850,000.00	2	1,667,952.30	0.48%	5.800	358	65.97	627
850,000.01 - 900,000.00	1	897,520.25	0.26%	6.500	358	83.72	676
900,000.01 - 950,000.00	4	3,684,457.95	1.06%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,071.54	0.85%	7.190	358	72.34	594
1,000,000.01+	8	9,116,239.48	2.62%	6.295	358	74.22	649
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.06%	4.300	358	77.72	772
4.500 - 4.999	8	3,277,833.12	0.94%	4.900	358	76.84	695
5.000 - 5.499	34	12,410,618.03	3.57%	5.239	358	78.25	685
5.500 - 5.999	120	47,266,899.14	13.60%	5.795	358	77.80	661
6.000 - 6.499	154	52,344,984.93	15.06%	6.285	356	78.47	642
6.500 - 6.999	238	81,365,207.76	23.40%	6.779	358	80.95	642
7.000 - 7.499	123	43,218,601.91	12.43%	7.255	358	82.56	622
7.500 - 7.999	146	48,378,351.14	13.92%	7.747	358	82.15	603
8.000 - 8.499	57	15,369,435.62	4.42%	8.232	358	82.60	591
8.500 - 8.999	67	17,284,598.05	4.97%	8.701	357	81.15	575
9.000 - 9.499	31	6,236,589.37	1.79%	9.215	356	78.36	547
9.500 - 9.999	41	6,146,855.69	1.77%	9.762	356	81.62	556
10.000 -10.499	26	3,663,347.24	1.05%	10.161	355	78.17	555
10.500 -10.999	52	5,592,235.15	1.61%	10.762	353	79.53	561
11.000 -11.499	29	2,910,345.34	0.84%	11.243	355	78.08	553
11.500 -11.999	21	1,716,559.28	0.49%	11.796	354	80.31	555
12.000 -12.499	3	218,871.79	0.06%	12.141	358	76.56	504
13.000 -13.499	1	60,496.50	0.02%	13.340	358	90.00	557
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	83	19,857,830.49	5.71%	9.026	358	73.64	512
525-549	85	22,322,673.37	6.42%	8.367	358	76.71	537
550-574	93	28,012,969.75	8.06%	7.763	357	77.14	561
575-599	152	42,854,661.52	12.33%	7.326	358	79.27	588
600-624	191	54,687,276.03	15.73%	7.104	357	81.59	612
625-649	170	56,776,449.88	16.33%	6.695	358	80.73	637
650-674	139	44,276,011.65	12.74%	6.634	358	81.76	663
675-699	109	36,079,883.59	10.38%	6.560	358	83.26	686
700+	122	41,226,386.51	11.86%	6.385	355	82.79	730
None	8	1,561,713.72	0.45%	8.504	358	75.39	0
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	13	3,137,805.04	0.90%	6.778	358	39.51	642
50.00- 54.99	9	3,939,541.60	1.13%	6.632	358	53.22	609
55.00- 59.99	17	6,217,636.76	1.79%	7.344	358	58.18	602
60.00- 64.99	31	9,911,200.60	2.85%	7.505	357	62.88	565
65.00- 69.99	67	25,309,215.68	7.28%	7.132	352	67.14	598
70.00- 74.99	63	23,662,683.82	6.81%	7.266	358	72.34	593
75.00- 79.99	90	28,329,136.16	8.15%	7.484	357	76.29	595
80.00	447	121,020,533.47	34.81%	6.739	358	80.00	641
80.01- 84.99	36	10,313,827.10	2.97%	7.278	357	83.27	642
85.00- 89.99	90	32,410,714.31	9.32%	7.182	358	85.98	631
90.00- 94.99	154	52,964,294.23	15.23%	7.150	358	90.55	643
95.00- 99.99	93	25,041,426.16	7.20%	7.590	358	95.02	636
100.00	42	5,397,841.58	1.55%	9.066	353	100.00	646
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	5	954,530.52	0.27%	7.131	178	73.87	713
240	8	575,575.00	0.17%	9.741	238	77.39	602
360	1,139	346,125,750.99	99.56%	7.109	358	80.37	627
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	5	954,530.52	0.27%	7.131	178	73.87	713
181-240	8	575,575.00	0.17%	9.741	238	77.39	602
301-360	1,139	346,125,750.99	99.56%	7.109	358	80.37	627
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	25	7,013,203.23	2.02%	7.432	358	78.54	600
20.01 -25.00	29	9,126,078.22	2.63%	7.129	357	73.58	604
25.01 -30.00	47	14,052,728.13	4.04%	7.211	357	79.25	634
30.01 -35.00	111	31,766,742.85	9.14%	6.961	358	79.84	636
35.01 -40.00	149	48,953,726.12	14.08%	7.002	355	80.50	631
40.01 -45.00	239	70,236,924.15	20.20%	7.168	358	80.52	630
45.01 -50.00	297	89,289,764.17	25.68%	7.084	358	81.23	628
50.01 -55.00	142	46,246,086.56	13.30%	7.066	358	79.91	609
55.01 -60.00	31	9,083,588.07	2.61%	7.046	358	82.58	632
60.01+	45	11,054,988.82	3.18%	7.666	356	79.67	608
None	37	10,832,026.19	3.12%	7.297	358	81.69	662
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	953	309,954,430.84	89.16%	7.022	358	80.39	625
Fixed Rate	199	37,701,425.67	10.84%	7.860	352	80.01	641
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	594	177,838,818.65	51.15%	7.442	358	79.77	606
3/27 6 Mo LIBOR ARM	36	11,607,747.23	3.34%	6.674	358	80.37	647
5YR IO 2/28 6 Mo LIBOR ARM	306	113,188,747.39	32.56%	6.461	358	81.31	650
5YR IO 3/27 6 Mo LIBOR ARM	15	6,627,210.45	1.91%	6.063	358	80.72	661
6 Mo LIBOR ARM 30 Yr	2	691,907.12	0.20%	5.880	358	85.89	654
Fixed Rate 15 Yr	4	902,769.35	0.26%	6.929	178	73.65	717
Fixed Rate 15 Yr Rate Reduction	1	51,761.17	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	8	575,575.00	0.17%	9.741	238	77.39	602
Fixed Rate 30 Yr	176	32,929,657.51	9.47%	7.962	358	81.92	636
Fixed Rate 30 Yr 5YR IO	7	2,962,026.29	0.85%	6.483	358	62.97	675
Fixed Rate 30 Yr Rate Reduction	3	279,636.35	0.08%	9.007	358	61.87	587
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	328	122,777,984.13	35.32%	6.440	358	80.84	651
Not Interest Only	824	224,877,872.38	64.68%	7.481	357	80.08	613
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	274	77,788,972.86	22.38%	7.533	356	78.22	620
Prepay Penalty: 12 months	104	41,001,920.53	11.79%	7.094	358	81.39	641
Prepay Penalty: 24 months	665	204,402,582.56	58.79%	6.962	358	81.04	625
Prepay Penalty: 30 months	1	167,763.90	0.05%	7.890	358	80.00	576
Prepay Penalty: 36 months	108	24,294,616.66	6.99%	7.068	356	79.57	637
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,056	339,620,745.70	97.69%	7.034	358	80.18	627
Second Lien	96	8,035,110.81	2.31%	10.481	349	87.17	609
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	615	168,259,436.00	48.40%	7.050	358	81.22	618
Lite Documentation	12	4,836,787.41	1.39%	7.326	356	83.22	630
No Documentation	18	5,096,224.47	1.47%	7.096	358	82.61	703
Stated Income Documentation	507	169,463,408.63	48.74%	7.170	357	79.32	633
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	491	175,951,351.32	50.61%	7.178	357	78.30	615
Purchase	612	155,608,473.64	44.76%	6.960	358	83.07	646
Rate/Term Refinance	49	16,096,031.55	4.63%	7.887	358	76.45	569
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	10	3,164,438.53	0.91%	7.315	358	87.84	695
2-4 Units Detached	70	24,381,634.92	7.01%	7.449	358	84.37	657
Condo High-Rise Attached	6	2,517,765.74	0.72%	6.917	358	85.08	638
Condo Low-Rise Attached	60	15,048,984.54	4.33%	6.925	358	81.60	655
Condo Low-Rise Detached	1	230,164.14	0.07%	7.250	358	95.00	545
Manufactured Housing	8	1,435,133.78	0.41%	6.620	350	79.48	651
PUD Attached	4	805,250.56	0.23%	7.409	358	79.19	633
PUD Detached	156	49,518,607.25	14.24%	7.125	358	81.68	630
Single Family Attached	12	3,497,327.46	1.01%	7.262	358	69.77	606
Single Family Detached	825	247,056,549.59	71.06%	7.088	357	79.61	620
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	50	13,043,600.07	3.75%	7.795	358	84.29	666
Primary	1,089	327,391,751.69	94.17%	7.093	357	80.26	625
Second Home	13	7,220,504.75	2.08%	6.801	358	77.25	634
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	47	14,676,991.86	4.22%	7.909	357	76.34	554
AA	116	34,983,937.83	10.06%	7.600	357	81.66	594
AA+	877	270,586,303.76	77.83%	6.838	357	81.14	642
B	50	14,603,957.34	4.20%	8.327	358	74.09	548
C	29	6,217,926.13	1.79%	9.179	357	71.93	546
CC	28	5,144,156.62	1.48%	10.006	358	68.30	534
NG	5	1,442,582.97	0.41%	7.418	358	83.43	631
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	455	153,833,102.58	44.25%	6.947	356	79.18	636
Radian	697	193,822,753.93	55.75%	7.246	358	81.27	619
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	603,897.71	0.17%	7.366	358	80.95	645
Arizona	19	5,363,052.05	1.54%	7.187	358	80.41	609
Arkansas	3	717,855.27	0.21%	7.942	358	83.64	609
California	322	120,683,630.46	34.71%	6.744	358	80.40	629
Colorado	34	7,020,322.08	2.02%	7.020	358	83.49	619
Connecticut	21	7,279,812.31	2.09%	6.961	356	81.06	621
Delaware	2	389,547.86	0.11%	7.154	358	80.00	633
Florida	88	19,546,622.82	5.62%	7.522	358	79.75	627
Georgia	24	4,800,471.85	1.38%	8.342	358	80.34	597
Hawaii	12	6,804,042.67	1.96%	6.591	358	80.04	640
Idaho	2	589,497.38	0.17%	8.189	358	91.79	615
Illinois	19	4,846,303.35	1.39%	7.574	358	81.58	613
Indiana	6	848,175.85	0.24%	8.300	358	86.54	599
Iowa	1	177,310.07	0.05%	8.500	358	95.00	597
Kentucky	8	1,171,479.31	0.34%	7.497	358	83.55	604
Louisiana	4	703,802.15	0.20%	6.555	358	80.00	668
Maine	11	2,097,471.53	0.60%	7.385	358	79.94	616
Maryland	20	5,057,253.44	1.45%	7.810	358	81.76	604
Massachusetts	74	26,394,222.66	7.59%	6.916	358	76.52	626
Michigan	12	2,382,883.59	0.69%	7.300	358	84.12	621
Minnesota	14	3,683,326.99	1.06%	7.623	358	80.87	610
Mississippi	3	719,001.69	0.21%	7.800	358	82.90	604
Missouri	5	1,013,621.74	0.29%	7.731	358	81.94	605
Montana	2	257,074.50	0.07%	6.981	358	75.39	626
Nevada	26	7,767,401.27	2.23%	7.365	358	80.02	617
New Hampshire	9	1,418,467.54	0.41%	7.152	358	75.83	616
New Jersey	39	13,352,049.95	3.84%	7.344	358	80.77	621
New York	128	44,752,972.20	12.87%	7.287	357	81.70	645
North Carolina	16	3,065,021.83	0.88%	8.275	358	79.15	585
Ohio	20	3,534,793.39	1.02%	6.610	358	81.48	640
Oklahoma	3	283,365.76	0.08%	9.284	358	82.73	521
Oregon	14	3,400,994.11	0.98%	7.485	358	81.62	619
Pennsylvania	26	6,256,895.87	1.80%	6.962	358	80.43	639
Rhode Island	10	2,470,009.23	0.71%	6.901	358	81.20	605
South Carolina	3	891,952.40	0.26%	7.634	358	73.75	598
Tennessee	9	1,418,442.01	0.41%	7.640	358	79.66	625
Texas	64	15,475,121.00	4.45%	7.664	349	81.57	609
Utah	6	1,202,160.39	0.35%	6.332	358	79.88	666
Vermont	2	262,154.85	0.08%	6.952	358	79.80	632
Virginia	45	13,667,765.70	3.93%	7.432	357	78.84	624
Washington	14	3,701,815.43	1.06%	6.691	358	72.87	652
Wisconsin	5	752,047.37	0.22%	7.175	358	84.47	686
Wyoming	3	831,746.88	0.24%	9.245	358	83.89	536
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	1,007,471.19	0.33%	5.050	358	65.00	643
3.000 - 3.499	24	9,825,455.90	3.17%	5.445	358	77.05	707
3.500 - 3.999	84	30,411,575.60	9.81%	5.736	358	77.78	672
4.000 - 4.499	165	55,645,317.22	17.95%	6.308	358	77.73	648
4.500 - 4.999	179	63,671,948.58	20.54%	6.669	358	81.37	643
5.000 - 5.499	157	53,312,082.35	17.20%	7.081	358	82.44	622
5.500 - 5.999	110	37,615,300.58	12.14%	7.494	358	83.91	602
6.000 - 6.499	67	20,440,533.81	6.59%	7.887	358	84.08	593
6.500 - 6.999	47	15,470,206.47	4.99%	8.363	358	79.62	560
7.000 - 7.499	23	7,515,099.04	2.42%	8.720	358	75.84	526
7.500 - 7.999	9	2,486,312.98	0.80%	9.376	358	86.12	555
8.000 - 8.499	39	6,372,904.24	2.06%	10.044	358	78.61	538
8.500 - 8.999	29	3,486,534.21	1.12%	10.266	358	75.55	531
9.000 - 9.499	13	1,901,561.97	0.61%	10.918	358	63.03	537
9.500 - 9.999	5	629,807.15	0.20%	10.768	358	66.85	528
10.000 -10.499	1	162,319.55	0.05%	10.990	358	65.00	513
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.06%	4.300	358	77.72	772
4.500 - 4.999	8	3,277,833.12	1.06%	4.900	358	76.84	695
5.000 - 5.499	34	12,154,625.35	3.92%	5.258	358	80.28	682
5.500 - 5.999	108	43,514,565.57	14.04%	5.793	358	78.05	659
6.000 - 6.499	144	49,250,592.53	15.89%	6.287	358	79.03	640
6.500 - 6.999	212	71,858,132.44	23.18%	6.772	358	81.77	642
7.000 - 7.499	111	39,791,795.24	12.84%	7.253	358	82.10	618
7.500 - 7.999	133	43,857,823.26	14.15%	7.743	358	81.76	601
8.000 - 8.499	44	12,596,940.29	4.06%	8.219	358	82.53	581
8.500 - 8.999	54	15,406,230.82	4.97%	8.714	358	80.61	570
9.000 - 9.499	18	4,766,490.92	1.54%	9.210	358	74.62	525
9.500 - 9.999	29	5,269,866.87	1.70%	9.762	358	81.41	547
10.000 -10.499	16	2,653,300.95	0.86%	10.157	358	76.86	534
10.500 -10.999	20	3,113,223.62	1.00%	10.779	358	72.57	528
11.000 -11.499	13	1,607,560.78	0.52%	11.260	358	70.63	523
11.500 -11.999	7	545,479.96	0.18%	11.734	358	71.45	530
12.000 -12.499	1	95,942.67	0.03%	12.050	358	80.00	504
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,026.45	0.06%	4.300	358	77.72	772
10.500 -10.999	8	3,277,833.12	1.06%	4.900	358	76.84	695
11.000 -11.499	30	10,617,664.52	3.43%	5.245	358	80.33	688
11.500 -11.999	105	42,280,296.83	13.64%	5.793	358	77.87	659
12.000 -12.499	144	49,248,541.95	15.89%	6.263	358	79.00	640
12.500 -12.999	211	71,308,949.75	23.01%	6.760	358	81.54	642
13.000 -13.499	113	40,998,491.63	13.23%	7.220	358	81.93	618
13.500 -13.999	132	43,575,871.69	14.06%	7.701	358	82.06	600
14.000 -14.499	45	12,825,604.45	4.14%	8.129	358	82.94	584
14.500 -14.999	56	17,046,547.46	5.50%	8.599	358	81.30	578
15.000 -15.499	18	4,766,490.92	1.54%	9.210	358	74.62	525
15.500 -15.999	29	5,254,561.78	1.70%	9.680	358	81.78	550
16.000 -16.499	15	2,426,801.12	0.78%	10.136	358	77.89	532
16.500 -16.999	22	3,411,546.50	1.10%	10.616	358	73.03	527
17.000 -17.499	14	1,808,173.05	0.58%	11.110	358	70.38	527
17.500 -17.999	8	705,243.52	0.23%	11.566	358	68.69	529
18.000 -18.499	2	207,786.10	0.07%	11.619	358	71.59	511
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5	2,041,299.75	0.66%	6.413	358	84.57	660
3.000	947	307,689,137.50	99.27%	7.027	358	80.36	625
4.000	1	223,993.59	0.07%	6.625	358	80.00	0
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	921	299,694,410.75	96.69%	7.020	358	80.35	626
1.500	30	9,892,547.46	3.19%	7.042	358	81.55	608
2.000	2	367,472.63	0.12%	8.541	358	80.00	596
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	2	691,907.12	0.22%	5.880	358	85.89	654
06/01/07	900	291,027,566.04	93.89%	7.061	358	80.37	623
06/01/08	51	18,234,957.68	5.88%	6.452	358	80.50	652
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Soundview 2005-OPT2

	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
FICO																	
500-524 LTV > 65	163,929	5.85	8.755	94.15	512	43.32	78.45	82.91	8.88	97.90	66.04	1.28	32.69	0.00			
525-549 LTV > 65	184,128	7.07	8.299	90.90	538	42.86	79.05	78.28	6.63	95.71	60.66	0.52	38.82	0.32			
550-574 LTV > 65	176,693	8.04	7.929	90.70	563	40.90	80.88	78.71	11.51	94.38	68.47	0.12	31.41	2.49			
575-599 LTV > 70	167,947	10.97	7.633	72.89	588	40.79	83.39	77.24	13.33	96.27	76.17	0.11	23.72	20.68			
600-624 LTV > 70	178,264	13.64	7.314	72.45	612	42.08	83.74	73.18	11.52	93.22	65.61	1.00	33.39	25.99			
625-649 LTV > 70	189,261	12.79	7.014	69.03	637	41.69	83.67	73.17	13.33	92.40	57.28	0.85	41.87	31.75			
650-674 LTV > 80	202,934	3.73	7.147	61.52	662	41.81	89.69	67.25	5.46	83.58	52.91	1.18	44.91	28.43			
675-699 LTV > 80	230,296	3.48	7.010	57.12	686	41.66	90.15	62.26	8.03	81.97	30.75	4.32	57.40	25.24			
700-724 LTV > 80	219,245	2.17	7.065	51.20	711	40.52	91.51	58.92	5.15	66.47	31.39	0.00	59.58	24.96			
725-749 LTV > 85	172,455	0.74	7.231	70.85	737	40.85	91.59	54.39	13.00	62.24	36.38	0.00	57.85	15.34			
750-774 LTV > 85	282,915	0.62	6.876	40.07	762	39.57	91.81	25.67	30.79	73.25	37.34	0.00	58.08	40.92			
775-799 LTV > 85	251,131	0.15	6.746	84.39	788	37.52	92.17	48.59	27.71	56.78	31.87	0.00	60.70	26.70			
800-824 LTV > 85	69,693	0.01	8.850	0.00	802	53.81	95.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00			
LTV																	
60.00 - 64.99 DTI > 50	224,055	0.74	8.009	73.50	548	53.31	62.56	67.29	9.81	98.71	61.25	0.00	38.75	7.30			
65.00 - 69.99 DTI > 50	267,358	1.6	7.337	65.15	586	54.78	67.01	84.82	0.53	95.45	60.32	3.42	36.26	22.73			
70.00 - 74.99 DTI > 50	221,673	1.06	7.680	76.78	573	53.87	71.71	71.49	12.02	91.85	61.19	1.84	36.97	11.24			
75.00 - 79.99 DTI > 50	225,430	1.38	7.494	76.60	580	54.46	76.55	62.62	10.48	94.77	75.05	0.00	24.95	5.04			
80.00 - 84.99 DTI > 50	192,986	5.06	7.045	59.18	623	53.96	80.54	72.33	12.36	90.75	75.17	0.29	24.54	27.17			
85.00 - 89.99 DTI > 50	204,057	1.31	7.499	72.26	593	53.99	85.79	78.45	4.40	85.41	76.05	0.00	23.95	11.99			
90.00 - 94.99 DTI > 50	223,596	2.5	7.550	65.65	615	53.95	90.56	63.87	10.02	79.87	83.47	0.00	16.53	20.45			
95.00 - 99.99 DTI > 50	201,373	1.63	7.890	63.22	607	53.40	95.03	87.08	8.70	93.41	96.99	2.58	0.43	25.78			
100.00 + DTI > 50	144,830	0.19	8.470	0.00	658	54.14	100.00	63.48	6.43	100.00	100.00	0.00	0.00	15.40			
DTI																	
20-24.99 FICO < 525	118,966	0.29	8.862	66.18	512	22.53	70.52	82.70	12.68	95.25	65.14	0.00	34.86	0.00			
25-29.99 FICO < 550	132,112	0.98	8.360	75.47	526	27.64	69.52	85.73	8.85	94.40	67.28	3.78	28.94	3.22			
30-34.99 FICO < 575	156,155	2.86	8.264	74.67	544	32.64	72.60	77.92	9.20	98.47	60.08	0.35	39.57	0.00			
35-39.99 FICO < 600	168,926	5.9	7.831	71.23	557	37.60	74.28	81.88	7.58	97.48	64.37	0.00	35.63	8.25			
40-44.99 FICO < 625	180,626	11.61	7.766	75.40	574	42.63	77.54	74.45	10.27	96.39	58.96	0.66	40.38	15.68			
45-49.99 FICO < 650	196,785	18.06	7.548	71.28	587	47.66	77.92	76.90	11.17	94.45	57.78	0.73	41.49	15.52			
50-54.99 FICO < 675	203,904	11.3	7.505	69.59	590	52.32	79.15	77.37	8.94	94.38	77.94	0.86	21.20	18.62			
55-up FICO < 700	214,122	3.43	7.620	45.29	593	59.58	79.22	66.19	9.17	81.23	70.71	0.43	28.87	15.05			

Stated & Limited Doc																	
Not Available	191,129	0.42	8.186	0.00	0	37.84	73.48	87.68	2.67	96.14	0.00	0.00	100.00	5.33	45.29	2.75	8.67
500-524	198,053	3.03	8.827	76.00	512	43.44	70.13	84.71	7.08	96.38	0.00	2.46	97.54	0.00	25.42	4.50	6.44
525-549	209,258	3.39	8.404	83.57	538	42.65	73.21	80.06	6.05	94.13	0.00	1.27	98.73	0.00	28.19	9.43	7.86
550-574	210,636	3.39	7.894	78.70	562	39.61	72.30	76.52	8.53	91.90	0.00	0.29	99.71	2.27	24.41	18.59	7.39
575-599	211,939	4.11	7.459	65.28	587	40.86	72.86	82.89	6.03	93.81	0.00	1.05	98.95	17.82	27.90	22.15	7.31
600-624	227,097	6.34	7.159	66.58	612	41.32	76.90	74.06	8.01	91.17	0.00	2.16	97.84	25.32	27.76	14.39	6.87
625-649	230,940	6.95	7.059	64.90	637	40.84	78.33	75.42	10.18	89.48	0.00	1.56	98.44	28.36	22.83	8.55	9.87
650-674	227,943	5.04	6.840	68.08	662	40.58	79.00	66.73	10.88	86.06	0.00	2.15	97.85	30.02	28.87	16.56	5.69
675-699	253,019	4.4	6.719	70.68	686	40.39	83.38	66.82	10.42	88.64	0.00	3.41	96.59	42.20	30.82	17.13	6.47
700-724	232,447	2.32	6.701	60.52	711	40.27	83.42	59.49	5.74	72.64	0.00	0.84	99.16	24.75	30.17	18.17	5.95
725-749	217,116	1.3	6.783	65.70	737	40.71	82.74	56.16	7.89	73.50	0.00	0.00	100.00	20.71	19.95	24.22	7.73
750-774	277,138	0.72	6.628	48.58	759	40.41	82.77	47.02	7.58	68.08	0.00	0.00	100.00	29.91	7.44	46.03	2.95
775-799	331,289	0.27	6.230	71.70	789	38.81	85.12	53.06	11.10	84.36	0.00	0.00	100.00	47.88	23.40	44.89	0.00
IO Loans																	
Not Available	269,492	0.05	6.669	0.00	0	30.60	85.84	41.56	58.44	100.00	58.44	0.00	41.56	100.00	41.56	0.00	0.00
525-549	228,993	0.02	6.250	0.00	547	40.59	76.33	100.00	0.00	100.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00
550-574	354,111	0.28	6.735	0.00	558	42.76	77.05	100.00	0.00	100.00	72.82	0.00	27.18	100.00	56.65	9.00	4.75
575-599	253,749	2.77	6.958	6.31	588	40.00	79.88	78.69	15.38	100.00	73.51	0.00	26.49	100.00	44.16	9.67	3.33
600-624	273,512	4.27	6.740	17.21	613	41.85	80.34	74.76	12.83	99.51	62.41	0.00	37.59	100.00	45.80	5.06	10.51
625-649	287,195	4.82	6.522	17.82	637	43.16	80.69	71.70	20.76	100.00	59.14	0.00	40.86	100.00	48.24	1.03	6.72
650-674	277,228	2.97	6.385	35.63	662	40.43	80.69	73.73	11.86	100.00	49.02	0.00	50.98	100.00	54.16	0.96	6.00
675-699	294,857	2.8	6.382	50.50	685	39.75	82.00	71.30	18.03	99.29	33.68	3.83	62.49	100.00	44.63	5.11	4.24
700-724	336,329	1.31	6.137	29.35	710	43.54	82.37	47.35	24.27	99.55	54.23	0.00	43.86	100.00	55.46	9.33	11.09
725-749	213,815	0.45	5.974	35.83	736	41.60	81.08	73.49	3.76	91.29	34.83	0.00	60.08	100.00	57.76	9.02	2.64
750-774	368,844	0.52	6.051	10.56	761	41.25	79.02	43.10	33.39	100.00	58.26	0.00	41.74	100.00	32.59	18.98	3.08
775-799	291,213	0.17	6.057	50.02	795	41.99	85.05	35.14	7.06	100.00	27.38	0.00	72.62	100.00	15.97	56.65	0.00

SoundView Home Loan Trust 2005-OPT2

$993,500,000 (Approximate)
Offered Certificates

Financial Asset Securities Corp.
Depositor

Option One Mortgage Corporation
Originator and Servicer

RBS Greenwich Capital
Underwriter

FOR ADDITIONAL INFORMATION PLEASE CALL

RBS Greenwich Capital

Asset Backed Finance	
Vinu Phillips	(203) 622-5626
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160
Frank Skibo	(203) 625-6160

Rating Agency Contacts

Standard & Poor's	
Todd Niemy	(212) 438-2494
Moody's	
Joseph Grohotolski	(212) 553-4619
Fitch	
Wen Hsu	(212) 908-0633

Preliminary Term Sheet ***Date Prepared: May 25, 2005***

$993,500,000 (Approximate)
Offered Certificates
SoundView Home Loan Trust 2005-OPT2

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat[2]	Pymt Window (Mths) Call/Mat[2]	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1	$544,381,000	Not Offered Hereby		Aaa/AAA/AAA	July 2035	Fltg Rate Group I Senior
A-2	$102,802,000	1.00 / 1.00	1-20 / 1-20	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-3	$62,765,000	2.00 / 2.00	20-28 / 20-28	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-4	$90,770,000	3.50 / 3.50	28-66 / 28-66	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-5	$33,782,000	6.33 / 7.81	66-78 / 66-167	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-6	$20,000,000	4.62 / 5.05	40-78 / 40-139	NR/AAA/AAA	July 2035	Fltg Rate Subordinate
M-1	$45,500,000	4.60 / 5.01	38-78 / 38-133	NR/AA+/AA+	July 2035	Fltg Rate Subordinate
M-2	$33,500,000	4.57 / 4.93	38-78 / 38-121	NR/AA/AA	July 2035	Fltg Rate Subordinate
M-3	$8,500,000	4.57 / 4.88	38-78 / 38-108	NR/AA-/AA-	July 2035	Fltg Rate Subordinate
M-4	$10,000,000	4.56 / 4.82	37-78 / 37-104	NR/A+/A+	July 2035	Fltg Rate Subordinate
M-5	$8,500,000	4.55 / 4.77	37-78 / 37-98	NR/A/A	July 2035	Fltg Rate Subordinate
M-6	$9,000,000	4.55 / 4.69	37-78 / 37-92	NR/A-/A-	July 2035	Fltg Rate Subordinate
M-7	$8,000,000	4.54 / 4.58	37-78 / 37-84	NR/BBB+/BBB+	July 2035	Fltg Rate Subordinate
M-8	$8,000,000	4.36 / 4.36	37-75 / 37-75	NR/BBB/BBB	July 2035	Fltg Rate Subordinate
M-9	$8,000,000	3.80 / 3.80	37-61 / 37-61	NR/BBB-/BBB-	July 2035	Fltg Rate Subordinate
Total:	**$993,500,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to call. The margin on the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates doubles and the margin on the Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates is equal to 1.5x the original margin after the clean-up call date.

(4) See "Net WAC Rate" herein.

Depositor:	Financial Asset Securities Corp.
Seller:	Greenwich Capital Financial Products, Inc.
Originator and Servicer:	Option One Mortgage Corporation ("***Option One***").

Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Trustee:	Deutsche Bank National Trust Company.
Custodian:	Wells Fargo Bank, N.A.
PMI Insurer:	Radian Guaranty Inc. ("Radian").
Loss Mitigation Advisor:	The Murrayhill Company.
Offered Certificates:	The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (collectively, the "***Group II Certificates***") are referred to herein as the "***Senior Certificates***." The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are collectively referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates,***" or the "***Certificates***."
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	On or about August 1, 2005.
Expected Pricing Date:	On or about May [27], 2005.
Expected Closing Date:	On or about August 18, 2005.
Expected Settlement Date:	On or about August 18, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Servicing Fee: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 due periods, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for due periods 11 through 30, and approximately 0.65% of the aggregate principal balance of the Mortgage Loans for due periods 31 and thereafter.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans is expected to be approximately $1,000,000,000, of which: (i) approximately $652,344,143 will consist of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Mortgage Loans***") and (ii) approximately $347,655,857 will consist of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***").

Statistical Mortgage Loans:	The detailed statistical collateral information presented herein describes a sample pool of mortgage loans (the ***"Statistical Mortgage Loans"***) which does not necessarily consist of mortgage loans to be included in the trust. However, it is expected that the information set forth herein with respect to the Statistical Mortgage Loans is generally representative of the characteristics of the Mortgage Loans expected to be in the trust, subject to minor variances. With respect to approximately 14.72% of the Statistical Mortgage Loans, Option One also originated a second lien mortgage loan at the time of originating the first lien mortgage loan.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate, (ii) the trustee fee rate and (iii) the PMI Insurer fee rate, if applicable.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed-rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the trustee fee rate and (iii) the PMI Insurer fee rate, if applicable
Net WAC Rate:	The "***Net WAC Rate***" for the Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Maximum Cap:	The "***Maximum Cap***" for the Certificates is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be distributed on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement:

Consists of the following:
1) PMI Policy;
2) Excess Cashflow;
3) The Overcollateralization Amount; and,
4) Subordination.

The PMI Policy:

As of the related Cut-off Date, it is expected that approximately [68.82]% of the Mortgage Loans will be covered by a primary mortgage insurance policy (the ***"PMI Policy"***) issued by the PMI Insurer. For each of these Mortgage Loans, the PMI Insurer would provide insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" (or "***O/C***") is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.65% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately 0.65% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately 1.30% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

If a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates and the Class A-6 Certificates has been reduced to zero; and
(ii) the later to occur of
  (x) the Distribution Date occurring in September 2008 and
  (y) the first Distribution Date on which the Senior Credit Enhancement Percentage is greater than or equal to 33.10%.

Senior Enhancement Percentage:

The "***Senior Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Class A-6 Credit Enhancement Percentage:

The "***Class A-6 Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates (excluding the Class A-6 Certificates) and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [54.90]% of the current Class A-6 Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2008 – August 2009	[2.15]% for September 2008, plus 1/12 of [0.75]% thereafter
September 2009 – August 2010	[2.90]% for September 2009, plus 1/12 of [0.50]% thereafter
September 2010 – August 2011	[3.40]% for September 2010, plus 1/12 of [0.25]% thereafter
September 2011 and thereafter	[3.65]%

Expected Credit Support Percentages:

	Initial Credit Support	After Stepdown Date Expected Support
Senior Certificates	16.55%	33.10%
Class A-6	14.55%	29.10%
Class M-1	10.00%	20.00%
Class M-2	6.65%	13.30%
Class M-3	5.80%	11.60%
Class M-4	4.80%	9.60%
Class M-5	3.95%	7.90%
Class M-6	3.05%	6.10%
Class M-7	2.25%	4.50%
Class M-8	1.45%	2.90%
Class M-9	0.65%	1.30%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates, and then to the Class A-6 Certificates.

Realized Losses will not be allocated to any of the Senior Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees, trustee fees and PMI Insurer fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally pro rata from the related loan group, third, monthly interest plus any previously unpaid interest to the Class A-6 Certificates, fourth, monthly interest to the Class M-1 Certificates, fifth, monthly interest to the Class M-2 Certificates, sixth, monthly interest to the Class M-3 Certificates, seventh, monthly interest to the Class M-4 Certificates, eighth, monthly interest to the Class M-5 Certificates, ninth, monthly interest to the Class M-6 Certificates, tenth, monthly interest to the Class M-7 Certificates, eleventh, monthly interest to the Class M-8 Certificates, and twelfth, monthly interest to the Class M-9 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class A-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown", then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 Certificates as described under "Principal Paydown", then monthly principal to the Class M-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-7 Certificates as described under "Principal Paydown", then monthly principal to the Class M-8 Certificates as described under "Principal Paydown", and lastly, monthly principal to the Class M-9 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to replenish or maintain O/C as described under "Principal Paydown", then any unpaid applied Realized Loss amount to the Class A-6 Certificates, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, and then any unpaid applied Realized Loss amount to the Class M-9 Certificates.
4) Any remaining Excess Cashflow to the Net WAC Rate Carryover Reserve Account, to the extent of any unpaid Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

Principal distributed to the Group II Certificates will be distributed sequentially to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, to each such class of certificates until the certificate principal balance of each such class has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: i) the Class A-6 Certificates, ii) the Class M-1 Certificates, iii) the Class M-2 Certificates, iv) the Class M-3 Certificates, v) the Class M-4 Certificates, vi) the Class M-5 Certificates, vii) the Class M-6 Certificates, viii) the Class M-7 Certificates, xi) the Class M-8 Certificates and then x) the Class M-9 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates will have at least 33.10% credit enhancement, second to the Class A-6 Certificates such that the Class A-6 Certificates will have at least 29.10% credit enhancement, third to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 20.00% credit enhancement, fourth to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 13.30% credit enhancement, fifth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 11.60% credit enhancement, sixth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 9.60% credit enhancement, seventh to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 7.90% credit enhancement, eighth to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 6.10% credit enhancement, ninth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 4.50% credit enhancement, tenth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 2.90% credit enhancement, eleventh to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 1.30% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Offered Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rate. Such payments to the Offered Certificates will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in December 2008. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective Cap Amounts.
   ii) to the Class A-6 Certificates.
   iii) to the Class M-1 Certificates.
   iv) to the Class M-2 Certificates.
   v) to the Class M-3 Certificates.
   vi) to the Class M-4 Certificates.
   vii) to the Class M-5 Certificates.
   viii) to the Class M-6 Certificates.
   ix) to the Class M-7 Certificates.
   x) to the Class M-8 Certificates.
   xi) to the Class M-9 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective entitlements.
   ii) to the Class A-6 Certificates.
   iii) to the Class M-1 Certificates.
   iv) to the Class M-2 Certificates.
   v) to the Class M-3 Certificates.
   vi) to the Class M-4 Certificates.
   vii) to the Class M-5 Certificates.
   viii) to the Class M-6 Certificates.
   ix) to the Class M-7 Certificates.
   x) to the Class M-8 Certificates.
   xi) to the Class M-9 Certificates.

Cap Amount:

The "***Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Net WAC Rate for the Offered Certificates

Period	Dist Date	Net WAC Rate(1,2)	Effective Net WAC Rate(2) (3)	Period	Dist Date	Net WAC Rate(1,2)	Effective Net WAC Rate(2) (3)
1	9/25/2005	5.01	10.25	42	2/25/2009	10.35	10.35
2	10/25/2005	6.35	10.25	43	3/25/2009	11.44	11.44
3	11/25/2005	6.14	10.25	44	4/25/2009	10.33	10.33
4	12/25/2005	6.35	10.25	45	5/25/2009	10.66	10.66
5	1/25/2006	6.14	10.25	46	6/25/2009	10.30	10.30
6	2/25/2006	6.14	10.25	47	7/25/2009	10.69	10.69
7	3/25/2006	6.80	10.25	48	8/25/2009	10.33	10.33
8	4/25/2006	6.14	10.25	49	9/25/2009	10.32	10.32
9	5/25/2006	6.35	10.25	50	10/25/2009	10.65	10.65
10	6/25/2006	6.14	10.25	51	11/25/2009	10.29	10.29
11	7/25/2006	6.25	10.25	52	12/25/2009	10.62	10.62
12	8/25/2006	6.05	10.25	53	1/25/2010	10.32	10.32
13	9/25/2006	6.05	10.25	54	2/25/2010	10.30	10.30
14	10/25/2006	6.25	10.25	55	3/25/2010	11.39	11.39
15	11/25/2006	6.04	10.25	56	4/25/2010	10.28	10.28
16	12/25/2006	6.25	10.25	57	5/25/2010	10.61	10.61
17	1/25/2007	6.05	10.25	58	6/25/2010	10.25	10.25
18	2/25/2007	6.05	10.25	59	7/25/2010	10.58	10.58
19	3/25/2007	6.69	10.25	60	8/25/2010	10.23	10.23
20	4/25/2007	6.05	10.25	61	9/25/2010	10.21	10.21
21	5/25/2007	6.25	10.25	62	10/25/2010	10.54	10.54
22	6/25/2007	6.05	10.25	63	11/25/2010	10.19	10.19
23	7/25/2007	8.58	10.25	64	12/25/2010	10.51	10.51
24	8/25/2007	8.30	10.25	65	1/25/2011	10.16	10.16
25	9/25/2007	8.29	10.25	66	2/25/2011	10.14	10.14
26	10/25/2007	8.56	10.25	67	3/25/2011	11.22	11.22
27	11/25/2007	8.28	10.25	68	4/25/2011	10.12	10.12
28	12/25/2007	8.55	10.25	69	5/25/2011	10.44	10.44
29	1/25/2008	9.03	10.25	70	6/25/2011	10.09	10.09
30	2/25/2008	9.02	10.25	71	7/25/2011	10.41	10.41
31	3/25/2008	9.38	10.25	72	8/25/2011	10.06	10.06
32	4/25/2008	8.77	10.25	73	9/25/2011	10.05	10.05
33	5/25/2008	9.05	10.25	74	10/25/2011	10.37	10.37
34	6/25/2008	8.75	10.25	75	11/25/2011	10.02	10.02
35	7/25/2008	9.96	10.25	76	12/25/2011	10.34	10.34
36	8/25/2008	9.63	10.25	77	1/25/2012	9.99	9.99
37	9/25/2008	9.62	10.25	78	2/25/2012	9.97	9.97
38	10/25/2008	9.93	10.25				
39	11/25/2008	9.60	10.25				
40	12/25/2008	9.91	10.25				
41	1/25/2009	10.36	10.36				

(1) Assumes 1-month LIBOR remains constant at 3.540% and is run at the pricing prepayment speed to call.
(2) Assumes 6-month LIBOR remains constant at 20.000% and is run at the pricing prepayment speed to call.
(3) Assumes 1-month LIBOR remains constant at 20.000% and payments are received from the Yield Maintenance Agreement.

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.59	3.04	2.64	2.25	1.92
MDUR (yr)	3.19	2.75	2.41	2.08	1.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	91	78	66	56

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.87	3.28	2.84	2.43	2.06
MDUR (yr)	3.36	2.91	2.55	2.21	1.90
First Prin Pay	1	1	1	1	1
Last Prin Pay	240	204	175	154	131

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.81
MDUR (yr)	1.19	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.81
MDUR (yr)	1.19	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Weighted Average Life Tables

Class A-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.57	2.24	2.00	1.78	1.61
MDUR (yr)	2.41	2.11	1.89	1.70	1.54
First Prin Pay	24	22	20	18	16
Last Prin Pay	37	32	28	25	22

Class A-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.57	2.24	2.00	1.78	1.61
MDUR (yr)	2.41	2.11	1.89	1.70	1.54
First Prin Pay	24	22	20	18	16
Last Prin Pay	37	32	28	25	22

Class A-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.92	4.12	3.50	2.87	2.36
MDUR (yr)	4.37	3.72	3.20	2.66	2.22
First Prin Pay	37	32	28	25	22
Last Prin Pay	93	77	66	55	35

Class A-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.92	4.12	3.50	2.87	2.36
MDUR (yr)	4.37	3.72	3.20	2.66	2.22
First Prin Pay	37	32	28	25	22
Last Prin Pay	93	77	66	55	35

Weighted Average Life Tables

Class A-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.93	7.40	6.33	5.34	4.38
MDUR (yr)	7.37	6.29	5.49	4.72	3.94
First Prin Pay	93	77	66	55	35
Last Prin Pay	110	91	78	66	56

Class A-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.08	9.19	7.81	6.57	5.40
MDUR (yr)	8.70	7.48	6.53	5.63	4.72
First Prin Pay	93	77	66	55	35
Last Prin Pay	233	196	167	143	121

Class A-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.23	4.62	4.24	4.18
MDUR (yr)	5.37	4.60	4.12	3.82	3.78
First Prin Pay	40	38	40	43	47
Last Prin Pay	110	91	78	66	56

Class A-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.75	5.05	4.61	4.49
MDUR (yr)	5.75	4.95	4.43	4.10	4.03
First Prin Pay	40	38	40	43	47
Last Prin Pay	194	162	139	120	101

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.23	4.60	4.15	3.96
MDUR (yr)	5.34	4.57	4.09	3.74	3.58
First Prin Pay	40	37	38	40	42
Last Prin Pay	110	91	78	66	56

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.72	5.01	4.50	4.25
MDUR (yr)	5.70	4.90	4.38	3.99	3.81
First Prin Pay	40	37	38	40	42
Last Prin Pay	187	156	133	114	96

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.57	4.08	3.79
MDUR (yr)	5.33	4.56	4.06	3.67	3.44
First Prin Pay	40	37	38	39	40
Last Prin Pay	110	91	78	66	56

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.75	5.65	4.93	4.38	4.04
MDUR (yr)	5.65	4.86	4.31	3.90	3.63
First Prin Pay	40	37	38	39	40
Last Prin Pay	170	142	121	103	87

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.57	4.05	3.72
MDUR (yr)	5.32	4.56	4.05	3.64	3.37
First Prin Pay	40	37	38	38	39
Last Prin Pay	110	91	78	66	56

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.59	4.88	4.30	3.93
MDUR (yr)	5.60	4.81	4.27	3.83	3.54
First Prin Pay	40	37	38	38	39
Last Prin Pay	153	127	108	92	77

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.56	4.04	3.70
MDUR (yr)	5.28	4.53	4.02	3.61	3.34
First Prin Pay	40	37	37	38	39
Last Prin Pay	110	91	78	66	56

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.63	5.55	4.82	4.26	3.89
MDUR (yr)	5.53	4.75	4.21	3.78	3.49
First Prin Pay	40	37	37	38	39
Last Prin Pay	147	122	104	88	74

Weighted Average Life Tables

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.55	4.04	3.67
MDUR (yr)	5.24	4.50	3.99	3.59	3.30
First Prin Pay	40	37	37	38	38
Last Prin Pay	110	91	78	66	56

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.49	4.77	4.22	3.82
MDUR (yr)	5.44	4.68	4.14	3.72	3.42
First Prin Pay	40	37	37	38	38
Last Prin Pay	139	115	98	83	70

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.55	4.02	3.66
MDUR (yr)	5.22	4.48	3.98	3.57	3.28
First Prin Pay	40	37	37	37	38
Last Prin Pay	110	91	78	66	56

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.45	5.40	4.69	4.14	3.75
MDUR (yr)	5.35	4.61	4.08	3.66	3.36
First Prin Pay	40	37	37	37	38
Last Prin Pay	130	108	92	78	66

Weighted Average Life Tables

Class M-7 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.23	5.22	4.54	4.00	3.64
MDUR (yr)	5.07	4.37	3.88	3.48	3.21
First Prin Pay	40	37	37	37	37
Last Prin Pay	110	91	78	66	56

Class M-7 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.26	4.58	4.02	3.66
MDUR (yr)	5.10	4.40	3.91	3.50	3.23
First Prin Pay	40	37	37	37	37
Last Prin Pay	119	99	84	71	60

Class M-8 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.01	4.36	3.84	3.48
MDUR (yr)	4.72	4.09	3.65	3.28	3.01
First Prin Pay	40	37	37	37	37
Last Prin Pay	106	88	75	63	54

Class M-8 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.01	4.36	3.84	3.48
MDUR (yr)	4.72	4.09	3.65	3.28	3.01
First Prin Pay	40	37	37	37	37
Last Prin Pay	106	88	75	63	54

Weighted Average Life Tables

Class M-9 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.14	4.33	3.80	3.40	3.18
MDUR (yr)	4.20	3.64	3.25	2.95	2.78
First Prin Pay	40	37	37	37	37
Last Prin Pay	86	72	61	52	44

Class M-9 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.14	4.33	3.80	3.40	3.18
MDUR (yr)	4.20	3.64	3.25	2.95	2.78
First Prin Pay	40	37	37	37	37
Last Prin Pay	86	72	61	52	44

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	3.540	3.800	1.49	1.49	42	4.342	4.416	3.39	3.05
2	3.666	3.871	2.49	2.36	43	4.353	4.428	3.79	3.52
3	3.772	3.926	2.36	2.13	44	4.367	4.440	3.39	3.03
4	3.852	3.966	2.48	2.18	45	4.383	4.451	3.52	3.17
5	3.886	3.997	2.36	2.01	46	4.397	4.460	3.39	2.99
6	3.909	4.027	2.36	1.98	47	4.406	4.468	3.52	3.19
7	3.955	4.058	2.74	2.35	48	4.415	4.476	3.39	3.02
8	3.988	4.085	2.35	1.90	49	4.423	4.483	3.39	3.02
9	4.007	4.111	2.48	2.02	50	4.431	4.490	3.52	3.17
10	4.037	4.136	2.35	1.85	51	4.438	4.497	3.39	3.00
11	4.064	4.161	2.37	1.86	52	4.445	4.503	3.52	3.15
12	4.089	4.185	2.25	1.69	53	4.452	4.509	3.39	3.02
13	4.118	4.209	2.24	1.66	54	4.458	4.515	3.39	3.01
14	4.139	4.228	2.37	1.78	55	4.464	4.522	3.78	3.48
15	4.157	4.240	2.24	1.62	56	4.469	4.529	3.39	3.00
16	4.182	4.244	2.36	1.74	57	4.474	4.536	3.53	3.15
17	4.209	4.244	2.23	1.56	58	4.481	4.545	3.40	2.99
18	4.227	4.244	2.23	1.54	59	4.489	4.553	3.53	3.17
19	4.230	4.244	2.60	1.98	60	4.497	4.562	3.40	3.00
20	4.209	4.247	2.22	1.55	61	4.506	4.570	3.40	3.00
21	4.182	4.256	2.34	1.72	62	4.514	4.578	3.53	3.15
22	4.183	4.273	2.21	1.57	63	4.522	4.587	3.40	2.98
23	4.206	4.293	3.76	3.48	64	4.531	4.595	3.54	3.13
24	4.227	4.311	3.62	3.30	65	4.539	4.603	3.41	3.00
25	4.248	4.326	3.61	3.27	66	4.547	4.612	3.41	3.00
26	4.266	4.340	3.73	3.40	67	4.555	4.620	3.80	3.48
27	4.283	4.350	3.59	3.21	68	4.563	4.628	3.42	2.99
28	4.298	4.358	3.71	3.35	69	4.571	4.636	3.55	3.14
29	4.310	4.363	3.57	3.22	70	4.579	4.644	3.43	2.98
30	4.319	4.366	3.57	3.20	71	4.587	4.652	3.56	3.17
31	4.326	4.366	3.57	3.25	72	4.595	4.660	3.44	3.01
32	4.329	4.365	3.30	2.92	73	4.603	4.668	3.44	3.00
33	4.330	4.364	3.42	3.07	74	4.611	4.676	3.58	3.16
34	4.327	4.363	3.28	2.91	75	4.619	4.684	3.45	3.00
35	4.324	4.363	3.51	3.19	76	4.627	4.692	3.59	3.15
36	4.322	4.365	3.37	3.03	77	4.635	4.700	3.46	3.02
37	4.321	4.368	3.36	3.02	78	4.643	4.708	3.47	3.02
38	4.322	4.374	3.51	3.19					
39	4.324	4.381	3.38	3.04					
40	4.328	4.391	3.52	3.19					
41	4.334	4.403	3.39	3.06					

(1) Assumes the pricing prepayment speed to call.
(2) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee, Trustee Fee and PMI Insurer Fee), less aggregate interest on the Certificates divided by (b) aggregate principal balance of the Mortgage Loans as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	A-6	M-1	M-2	M-3	M-4	M-5
Rating (M/S/F)	NR/AAA/AAA	NR/AA+/AA+	NR/AA/AA	NR/AA-/AA-	NR/A+/A+	NR/A/A
Loss Severity	20%	20%	20%	20%	20%	20%
Default	60.32 CDR	36.05 CDR	24.30 CDR	21.81 CDR	19.05 CDR	16.84 CDR
Collateral Loss	16.24%	12.73%	10.07%	9.38%	8.55%	7.83%
Loss Severity	30%	30%	30%	30%	30%	30%
Default	31.19 CDR	20.98 CDR	15.03 CDR	13.67 CDR	12.11 CDR	10.82 CDR
Collateral Loss	17.60%	13.71%	10.80%	10.05%	9.15%	8.37%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	21.03 CDR	14.79 CDR	10.88 CDR	9.95 CDR	8.87 CDR	7.97 CDR
Collateral Loss	18.30%	14.23%	11.20%	10.42%	9.48%	8.66%

Class	M-6	M-7	M-8	M-9
Rating (M/S/F)	NR/A-/A-	NR/BBB+/BBB+	NR/BBB/BBB	NR/BBB-/BBB-
Loss Severity	20%	20%	20%	20%
Default	14.60 CDR	12.59 CDR	10.74 CDR	9.34 CDR
Collateral Loss	7.05%	6.29%	5.54%	4.95%
Loss Severity	30%	30%	30%	30%
Default	9.49 CDR	8.26 CDR	7.12 CDR	6.27 CDR
Collateral Loss	7.52%	6.69%	5.90%	5.28%
Loss Severity	40%	40%	40%	40%
Default	7.02 CDR	6.15 CDR	5.32 CDR	4.71 CDR
Collateral Loss	7.77%	6.92%	6.08%	5.45%

Assumptions

- 12 Month Delay
- Forward LIBOR
- Delinquency Trigger Failing
- Run to maturity
- Defaults are in addition to prepayments
- Run at pricing speed
- "Break" is CDR which results in approximate first dollar of principal loss

RBS Greenwich Capital

Total Statistical Mortgage Loan Statistics

As of the Cut-off Date

Characteristics	Total	ARM	Fixed Rate
Scheduled Principal Balance	$1,000,000,000	$837,892,907	$162,107,093
Average Scheduled Principal Balance	$186,150	$196,366	$146,703
Number of Mortgage Loans	5,372	4,267	1,105
Weighted Average Gross Coupon	7.374%	7.309%	7.706%
Weighted Average FICO Score	613	610	627
Weighted Average Combined Original LTV	78.52%	79.07%	75.66%
Weighted Average Original Term	358 months	360 months	348 months
Weighted Average Stated Remaining Term	356 months	358 months	346 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.360%	5.360%	0.000%
Weighted Average Minimum Interest Rate	7.304%	7.304%	0.000%
Weighted Average Maximum Interest Rate	13.333%	13.333%	0.000%
Weighted Average Initial Rate Cap	2.988%	2.988%	0.000%
Weighted Average Subsequent Rate Cap	1.013%	1.013%	0.000%
Weighted Average Months to Roll	23 months	23 months	months
ARM	83.79%	100.00%	0.00%
Fixed Rate	16.21%	0.00%	100.00%
15/15 6 Mo LIBOR ARM	0.01%	0.02%	0.00%
2/13 6 Mo LIBOR ARM	0.09%	0.10%	0.00%
2/28 6 Mo LIBOR ARM	59.70%	71.25%	0.00%
3/12 6 Mo LIBOR ARM	0.01%	0.01%	0.00%
3/27 6 Mo LIBOR ARM	4.00%	4.77%	0.00%
5YR IO 2/28 6 Mo LIBOR ARM	18.36%	21.92%	0.00%
5YR IO 3/27 6 Mo LIBOR ARM	1.46%	1.75%	0.00%
6 Mo LIBOR ARM 30 Yr	0.16%	0.19%	0.00%
Fixed Rate 10 Yr	0.04%	0.00%	0.27%
Fixed Rate 15 Yr	0.73%	0.00%	4.53%
Fixed Rate 15 Yr Rate Reduction	0.01%	0.00%	0.03%
Fixed Rate 20 Yr	0.36%	0.00%	2.24%
Fixed Rate 20 Yr Rate Reduction	0.02%	0.00%	0.12%
Fixed Rate 30 Yr	14.20%	0.00%	87.58%
Fixed Rate 30 Yr 5YR IO	0.61%	0.00%	3.77%
Fixed Rate 30 Yr Rate Reduction	0.24%	0.00%	1.47%
Interest Only	20.44%	23.66%	3.77%
Not Interest Only	79.56%	76.34%	96.23%

Prepay Penalty: 0 months	29.28%	30.02%	25.41%
Prepay Penalty: 12 months	9.58%	6.56%	25.18%
Prepay Penalty: 24 months	50.58%	59.51%	4.42%
Prepay Penalty: 30 months	0.10%	0.04%	0.39%
Prepay Penalty: 36 months	10.47%	3.86%	44.61%
First Lien	99.00%	100.00%	93.81%
Second Lien	1.00%	0.00%	6.19%
Business Bank Statements	0.02%	0.03%	0.00%
Full Documentation	57.07%	56.30%	61.05%
Lite Documentation	0.69%	0.62%	1.07%
No Documentation	1.22%	1.13%	1.71%
Stated Income Documentation	40.99%	41.92%	36.16%
Cash Out Refinance	66.75%	65.39%	73.78%
Purchase	26.36%	27.83%	18.80%
Rate/Term Refinance	6.89%	6.79%	7.43%
2-4 Units Attached	1.39%	1.10%	2.86%
2-4 Units Detached	8.63%	7.99%	11.92%
Condo High-Rise Attached	0.45%	0.49%	0.24%
Condo Low-Rise Attached	4.48%	4.62%	3.77%
Condo Low-Rise Detached	0.03%	0.01%	0.14%
Manufactured Housing	1.00%	0.77%	2.19%
PUD Attached	0.53%	0.51%	0.61%
PUD Detached	9.79%	10.54%	5.87%
Single Family Attached	1.06%	1.11%	0.76%
Single Family Detached	72.65%	72.85%	71.64%
Non-owner	6.07%	5.76%	7.68%
Primary	92.13%	92.44%	90.54%
Second Home	1.79%	1.80%	1.78%
Top 5 States	CA 21.86%	CA 23.77%	NY 24.37%
	NY 10.60%	MA 10.13%	CA 11.98%
	MA 9.59%	NY 7.93%	TX 9.69%
	FL 6.71%	FL 6.80%	MA 6.77%
	TX 5.34%	NJ 4.62%	FL 6.29%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

		Minimum	Maximum
Scheduled Principal Balance	$1,000,000,000	$49,720	$1,349,178
Average Scheduled Principal Balance	$186,150		
Number of Mortgage Loans	5,372		
Weighted Average Gross Coupon	7.374%	4.300%	13.340%
Weighted Average FICO Score	613	500	804
Weighted Average Combined Original LTV	78.52%	13.18%	100.00%
Weighted Average Original Term	358 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	118 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.360%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.304%	4.300%	12.600%
Weighted Average Maximum Interest Rate	13.333%	10.300%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.013%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	178 months
Maturity Date		Jun 1 2015	Jun 1 2035
Maximum Zip Code Concentration	0.26%	10466	
ARM	83.79%		
Fixed Rate	16.21%		
15/15 6 Mo LIBOR ARM	0.01%		
2/13 6 Mo LIBOR ARM	0.09%		
2/28 6 Mo LIBOR ARM	59.70%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.00%		
5YR IO 2/28 6 Mo LIBOR ARM	18.36%		
5YR IO 3/27 6 Mo LIBOR ARM	1.46%		
6 Mo LIBOR ARM 30 Yr	0.16%		
Fixed Rate 10 Yr	0.04%		
Fixed Rate 15 Yr	0.73%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.36%		
Fixed Rate 20 Yr Rate Reduction	0.02%		
Fixed Rate 30 Yr	14.20%		
Fixed Rate 30 Yr 5YR IO	0.61%		
Fixed Rate 30 Yr Rate Reduction	0.24%		
Interest Only	20.44%		
Not Interest Only	79.56%		

Prepay Penalty: 0 months	29.28%
Prepay Penalty: 12 months	9.58%
Prepay Penalty: 24 months	50.58%
Prepay Penalty: 30 months	0.10%
Prepay Penalty: 36 months	10.47%
First Lien	99.00%
Second Lien	1.00%
Business Bank Statements	0.02%
Full Documentation	57.07%
Lite Documentation	0.69%
No Documentation	1.22%
Stated Income Documentation	40.99%
Cash Out Refinance	66.75%
Purchase	26.36%
Rate/Term Refinance	6.89%
2-4 Units Attached	1.39%
2-4 Units Detached	8.63%
Condo High-Rise Attached	0.45%
Condo Low-Rise Attached	4.48%
Condo Low-Rise Detached	0.03%
Manufactured Housing	1.00%
PUD Attached	0.53%
PUD Detached	9.79%
Single Family Attached	1.06%
Single Family Detached	72.65%
Non-owner	6.07%
Primary	92.13%
Second Home	1.79%
Top 5 States:	
California	21.86%
New York	10.60%
Massachusetts	9.59%
Florida	6.71%
Texas	5.34%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	35	1,748,054.88	0.17%	9.364	334	68.29	581
50,000.01 - 100,000.00	1,373	102,845,025.09	10.28%	8.596	349	78.61	602
100,000.01 - 150,000.00	1,290	160,917,521.58	16.09%	7.747	355	78.27	608
150,000.01 - 200,000.00	917	159,883,111.74	15.99%	7.361	356	76.57	606
200,000.01 - 250,000.00	588	131,686,754.90	13.17%	7.203	357	78.54	606
250,000.01 - 300,000.00	383	105,223,061.11	10.52%	7.199	358	78.96	611
300,000.01 - 350,000.00	277	89,853,628.10	8.99%	7.048	357	79.14	616
350,000.01 - 400,000.00	165	61,984,734.97	6.20%	6.957	358	78.89	619
400,000.01 - 450,000.00	110	46,737,216.87	4.67%	6.973	358	80.38	629
450,000.01 - 500,000.00	72	34,216,257.76	3.42%	6.900	358	81.75	634
500,000.01 - 550,000.00	49	25,716,649.93	2.57%	6.835	358	82.93	640
550,000.01 - 600,000.00	41	23,823,963.67	2.38%	7.301	358	82.84	616
600,000.01 - 650,000.00	19	11,914,022.12	1.19%	6.679	358	78.28	614
650,000.01 - 700,000.00	13	8,667,124.02	0.87%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,365.53	1.17%	6.741	347	69.86	634
750,000.01 - 800,000.00	6	4,710,266.21	0.47%	6.509	358	75.54	601
800,000.01 - 850,000.00	2	1,667,952.30	0.17%	5.800	358	65.97	627
850,000.01 - 900,000.00	1	897,520.25	0.09%	6.500	358	83.72	676
900,000.01 - 950,000.00	4	3,684,457.95	0.37%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,071.54	0.30%	7.190	358	72.34	594
1,000,000.01+	8	9,116,239.48	0.91%	6.295	358	74.22	649
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.02%	4.300	358	77.72	772
4.500 - 4.999	17	5,455,384.59	0.55%	4.917	358	75.36	688
5.000 - 5.499	83	23,389,446.14	2.34%	5.259	358	76.00	668
5.500 - 5.999	335	91,979,711.65	9.20%	5.808	357	75.11	657
6.000 - 6.499	483	115,873,751.03	11.59%	6.27[illegible]	356	76.72	638
6.500 - 6.999	940	208,002,754.77	20.80%	6.768	356	78.20	629
7.000 - 7.499	696	141,982,882.54	14.20%	7.250	357	79.46	613
7.500 - 7.999	908	163,457,515.34	16.35%	7.749	356	80.16	601
8.000 - 8.499	497	73,475,956.55	7.35%	8.229	356	80.55	590
8.500 - 8.999	579	83,127,560.75	8.31%	8.727	354	80.00	571
9.000 - 9.499	250	31,880,564.61	3.19%	9.238	355	79.17	558
9.500 - 9.999	232	25,309,275.67	2.53%	9.721	352	79.92	557
10.000 -10.499	128	14,056,944.43	1.41%	10.211	355	78.42	554
10.500 -10.999	106	10,525,456.71	1.05%	10.759	349	76.60	554
11.000 -11.499	60	5,918,681.39	0.59%	11.218	355	76.26	544
11.500 -11.999	44	3,953,918.33	0.40%	11.738	356	74.40	538
12.000 -12.499	9	1,061,448.97	0.11%	12.164	358	68.86	523
12.500 -12.999	3	294,223.58	0.03%	12.636	358	52.12	529
13.000 -13.499	1	60,496.50	0.01%	13.340	358	90.00	557
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	476	80,531,340.78	8.05%	8.748	357	72.87	512
525-549	509	90,462,685.57	9.05%	8.301	356	74.09	538
550-574	581	103,806,863.29	10.38%	7.862	357	75.66	562
575-599	816	139,996,737.19	14.00%	7.504	356	78.22	588
600-624	911	164,439,393.78	16.44%	7.186	356	79.83	612
625-649	803	154,471,226.58	15.45%	6.932	356	79.66	637
650-674	508	100,361,417.33	10.04%	6.802	355	80.48	662
675-699	344	77,190,865.43	7.72%	6.680	356	82.37	685
700+	368	80,676,873.68	8.07%	6.612	354	82.74	730
None	56	8,062,596.37	0.81%	8.337	356	74.03	0
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	199	28,350,756.95	2.84%	7.189	349	40.04	596
50.00- 54.99	97	17,435,538.01	1.74%	7.111	354	52.52	590
55.00- 59.99	127	25,664,400.39	2.57%	7.366	354	57.54	584
60.00- 64.99	230	45,228,186.88	4.52%	7.258	357	62.46	585
65.00- 69.99	335	7 ,191,970.58	7.12%	7.389	354	67.05	590
70.00- 74.99	359	75,883,694.45	7.59%	7.343	356	71.86	589
75.00- 79.99	468	93,564,903.97	9.36%	7.451	355	76.45	595
80.00	1,772	297,132,300.03	29.71%	7.211	357	80.00	621
80.01- 84.99	169	35,263,139.63	3.53%	7.317	358	83.38	621
85.00- 89.99	467	92,811,105.89	9.28%	7.478	357	85.96	617
90.00- 94.99	627	133,645,799.50	13.36%	7.413	356	90.43	636
95.00- 99.99	448	75,740,254.32	7.57%	7.805	357	95.06	629
100.00	74	8,087,949.40	0.81%	8.850	354	100.00	652
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,608.31	0.04%	8.922	118	70.06	571
180	79	8,317,784.44	0.83%	7.743	178	70.51	635
240	40	3,828,934.12	0.38%	8.206	238	75.69	626
360	5,247	987,422,673.13	98.74%	7.367	358	78.60	612
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,608.31	0.04%	8.922	118	70.06	571
121-180	79	8,317,784.44	0.83%	7.743	178	70.51	635
181-240	40	3,828,934.12	0.38%	8.206	238	75.69	626
301-360	5,247	987,422,673.13	98.74%	7.367	358	78.60	612
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	218	30,475,274.57	3.05%	7.638	351	77.06	610
20.01 -25.00	260	37,762,516.15	3.78%	7.506	355	75.89	608
25.01 -30.00	406	62,507,575.17	6.25%	7.472	354	76.65	610
30.01 -35.00	614	105,040,936.26	10.50%	7.343	356	77.23	615
35.01 -40.00	744	137,186,318.24	13.72%	7.321	355	78.49	614
40.01 -45.00	1,043	197,452,934.57	19.75%	7.364	357	79.22	615
45.01 -50.00	1,184	241,937,024.47	24.19%	7.307	356	78.89	613
50.01 -55.00	610	125,797,390.51	12.58%	7.414	357	79.48	602
55.01 -60.00	126	26,406,364.19	2.64%	7.416	355	79.79	604
60.01+	45	11,054,988.82	1.11%	7.666	356	79.67	608
None	122	24,378,677.05	2.44%	7.368	358	78.57	659
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	4,267	837,892,907.15	83.79%	7.309	358	79.07	610
Fixed Rate	1,105	162,107,092.85	16.21%	7.706	346	75.66	627
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,934.51	0.01%	8.000	358	95.00	684
2/13 6 Mo LIBOR ARM	10	868,394.73	0.09%	7.990	178	75.30	583
2/28 6 Mo LIBOR ARM	3,333	596,986,327.10	59.70%	7.581	358	78.43	597
3/12 6 Mo LIBOR ARM	1	50,912.04	0.01%	9.650	178	90.00	562
3/27 6 Mo LIBOR ARM	207	39,961,041.00	4.00%	7.079	358	78.63	623
5YR IO 2/28 6 Mo LIBOR ARM	653	183,635,042.14	18.36%	6.554	358	81.18	644
5YR IO 3/27 6 Mo LIBOR ARM	53	14,629,425.23	1.46%	6.312	358	79.24	651
6 Mo LIBOR ARM 30 Yr	9	1,632,830.40	0.16%	7.067	358	82.67	625
Fixed Rate 10 Yr	6	430,608.31	0.04%	8.922	118	70.06	571
Fixed Rate 15 Yr	67	7,346,716.50	0.73%	7.680	178	69.76	641
Fixed Rate 15 Yr Rate Reduction	1	51,761.17	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	38	3,636,366.99	0.36%	8.168	238	75.34	626
Fixed Rate 20 Yr Rate Reduction	2	192,567.13	0.02%	8.928	238	82.41	624
Fixed Rate 30 Yr	952	141,966,136.22	14.20%	7.717	358	76.26	625
Fixed Rate 30 Yr 5YR IO	20	6,104,461.44	0.61%	6.599	358	71.50	679
Fixed Rate 30 Yr Rate Reduction	19	2,378,475.09	0.24%	8.907	358	69.55	559
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	726	204,368,928.81	20.44%	6.538	358	80.76	646
Not Interest Only	4,646	795,631,071.19	79.56%	7.588	355	77.94	604
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,628	292,756,655.90	29.28%	7.600	355	76.94	604
Prepay Penalty: 12 months	355	95,783,326.43	9.58%	7.090	356	77.09	630
Prepay Penalty: 24 months	2,683	505,833,884.34	50.58%	7.276	358	79.84	611
Prepay Penalty: 30 months	5	968,859.14	0.10%	8.036	358	86.40	584
Prepay Penalty: 36 months	701	104,657,274.19	10.47%	7.463	350	77.76	628
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,244	989,973,252.07	99.00%	7.344	356	78.42	613
Second Lien	128	10,026,747.93	1.00%	10.325	348	88.19	618
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,530.51	0.02%	6.450	358	80.00	655
Full Documentation	3,445	570,707,210.22	57.07%	7.413	356	79.48	603
Lite Documentation	26	6,940,953.29	0.69%	7.475	356	81.60	627
No Documentation	65	12,222,578.50	1.22%	7.150	357	79.24	703
Stated Income Documentation	1,835	409,895,727.48	40.99%	7.325	356	77.10	623
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,386	667,479,228.76	66.75%	7.360	355	76.65	604
Purchase	1,619	263,619,431.00	26.36%	7.287	357	83.12	640
Rate/Term Refinance	367	68,901,340.24	6.89%	7.835	356	78.96	589
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	57	13,881,497.80	1.39%	7.264	354	77.67	645
2-4 Units Detached	365	86,275,437.95	8.63%	7.392	356	78.45	635
Condo High-Rise Attached	17	4,475,459.82	0.45%	7.049	358	81.14	623
Condo Low-Rise Attached	255	44,809,386.99	4.48%	7.246	358	79.15	626
Condo Low-Rise Detached	2	331,957.24	0.03%	6.864	358	90.40	550
Manufactured Housing	89	9,978,596.11	1.00%	7.415	352	80.19	650
PUD Attached	39	5,260,829.59	0.53%	7.485	358	80.39	614
PUD Detached	439	97,864,077.97	9.79%	7.274	357	81.03	620
Single Family Attached	71	10,573,696.47	1.06%	7.619	358	77.21	599
Single Family Detached	4,038	726,549,060.06	72.65%	7.392	356	78.12	607
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	387	60,720,401.19	6.07%	7.955	355	81.38	650
Primary	4,903	921,345,354.90	92.13%	7.337	356	78.29	610
Second Home	82	17,934,243.91	1.79%	7.272	355	80.14	643
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	352	63,923,667.92	6.39%	7.898	356	74.45	554
AA	633	119,956,504.32	12.00%	7.703	356	78.92	581
AA+	3,834	720,444,405.72	72.04%	7.080	356	79.75	631
B	297	51,912,747.77	5.19%	8.395	357	73.46	545
C	127	22,625,145.29	2.26%	9.016	356	71.72	548
CC	113	18,388,380.76	1.84%	9.982	358	63.88	541
NG	16	2,749,148.22	0.27%	7.462	358	81.95	630
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	1,409	311,781,259.84	31.18%	7.086	356	74.45	625
Radian	3,963	688,218,740.16	68.82%	7.504	356	80.36	607
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	43	4,375,008.89	0.44%	8.371	348	83.66	605
Arizona	111	18,391,276.28	1.84%	7.348	358	81.60	615
Arkansas	16	2,282,017.03	0.23%	8.440	358	85.90	577
California	764	218,576,169.23	21.86%	6.891	357	76.84	616
Colorado	122	20,965,547.73	2.10%	6.940	357	84.03	618
Connecticut	117	22,367,453.31	2.24%	7.343	356	79.77	612
Delaware	10	1,376,059.50	0.14%	7.709	351	80.23	594
District of Columbia	1	113,049.85	0.01%	10.300	358	65.00	540
Florida	437	67,130,915.32	6.71%	7.642	356	79.07	617
Georgia	155	20,635,110.15	2.06%	8.331	356	81.72	608
Hawaii	32	12,182,776.73	1.22%	6.903	357	79.06	631
Idaho	24	2,984,116.74	0.30%	7.585	349	84.26	622
Illinois	194	31,299,324.29	3.13%	7.954	357	80.68	588
Indiana	48	4,971,399.74	0.50%	8.113	358	83.61	616
Iowa	18	1,833,506.68	0.18%	8.727	358	82.99	580
Kansas	9	776,247.75	0.08%	8.223	346	91.43	616
Kentucky	39	4,308,954.75	0.43%	7.524	358	81.09	611
Louisiana	32	3,966,140.40	0.40%	7.752	349	81.01	617
Maine	53	8,082,238.07	0.81%	7.288	358	78.99	616
Maryland	102	18,772,283.95	1.88%	7.766	356	77.45	596
Massachusetts	390	95,891,551.81	9.59%	7.024	357	74.88	607
Michigan	225	27,253,280.42	2.73%	7.803	355	81.47	602
Minnesota	54	10,127,701.11	1.01%	7.568	358	82.09	603
Mississippi	9	1,162,911.50	0.12%	8.574	350	84.84	592
Missouri	65	7,177,116.75	0.72%	8.164	358	80.93	606
Montana	7	1,105,471.59	0.11%	7.712	358	79.39	623
Nebraska	9	950,045.05	0.10%	8.502	358	86.64	579
Nevada	99	21,994,962.09	2.20%	7.303	358	78.64	610
New Hampshire	55	9,126,288.80	0.91%	7.072	354	77.75	612
New Jersey	201	44,656,293.63	4.47%	7.498	357	76.55	604
New York	419	105,971,819.04	10.60%	7.229	356	76.90	630
North Carolina	131	15,322,500.85	1.53%	8.148	356	81.20	599
North Dakota	2	218,716.90	0.02%	8.643	317	71.05	561
Ohio	166	19,705,591.29	1.97%	7.651	356	84.28	621
Oklahoma	20	1,737,985.45	0.17%	8.443	352	84.12	611
Oregon	43	7,114,380.51	0.71%	7.497	358	80.91	623
Pennsylvania	160	20,957,866.44	2.10%	7.467	354	81.23	618
Rhode Island	77	15,442,878.33	1.54%	7.116	355	73.95	610
South Carolina	47	6,065,990.21	0.61%	7.541	353	79.43	619
Tennessee	77	7,897,393.84	0.79%	8.359	352	82.08	603
Texas	422	53,435,227.38	5.34%	7.958	347	79.96	603
Utah	31	4,370,228.06	0.44%	6.656	358	81.88	637

Continued on next page.

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	20	3,135,206.77	0.31%	7.256	343	78.61	628
Virginia	168	32,084,363.08	3.21%	7.718	355	79.12	606
Washington	87	13,553,621.22	1.36%	7.190	358	78.77	622
West Virginia	2	166,775.06	0.02%	8.582	358	78.07	552
Wisconsin	39	5,273,584.72	0.53%	7.913	358	82.59	624
Wyoming	20	2,710,651.71	0.27%	7.640	358	81.50	608
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	2	1,176,216.36	0.14%	5.036	358	66.43	658
3.000 - 3.499	60	17,752,360.49	2.12%	5.501	358	73.75	684
3.500 - 3.999	187	49,686,814.07	5.93%	5.793	358	75.43	665
4.000 - 4.499	502	117,044,571.18	13.97%	6.309	358	75.68	644
4.500 - 4.999	718	155,912,531.58	18.61%	6.697	358	78.78	632
5.000 - 5.499	756	149,732,581.05	17.87%	7.172	358	81.09	616
5.500 - 5.999	698	128,900,372.14	15.38%	7.654	358	81.97	597
6.000 - 6.499	505	84,698,286.17	10.11%	8.061	358	81.36	579
6.500 - 6.999	381	65,156,005.43	7.78%	8.579	358	79.06	558
7.000 - 7.499	194	30,837,543.63	3.68%	8.991	357	77.95	545
7.500 - 7.999	116	17,102,085.06	2.04%	9.470	357	78.55	539
8.000 - 8.499	100	13,713,317.11	1.64%	10.494	357	75.83	533
8.500 - 8.999	29	3,486,534.21	0.42%	10.266	358	75.55	531
9.000 - 9.499	13	1,901,561.97	0.23%	10.918	358	63.03	537
9.500 - 9.999	5	629,807.15	0.08%	10.768	358	66.85	528
10.000 -10.499	1	162,319.55	0.02%	10.990	358	65.00	513
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	2	252,524.78	0.03%	4.607	358	74.77	758
4.500 - 4.999	17	5,455,384.59	0.65%	4.917	358	75.36	688
5.000 - 5.499	83	23,133,453.46	2.76%	5.269	358	77.04	666
5.500 - 5.999	281	79,330,476.62	9.47%	5.817	358	76.36	655
6.000 - 6.499	427	104,005,299.94	12.41%	6.290	358	77.67	635
6.500 - 6.999	763	172,133,210.72	20.54%	6.765	358	79.24	626
7.000 - 7.499	581	121,614,764.31	14.51%	7.245	358	80.05	609
7.500 - 7.999	740	136,435,282.79	16.28%	7.745	358	80.74	597
8.000 - 8.499	387	59,090,894.71	7.05%	8.225	358	81.45	584
8.500 - 8.999	447	68,122,478.87	8.13%	8.730	358	80.13	565
9.000 - 9.499	178	24,919,984.09	2.97%	9.235	358	77.46	548
9.500 - 9.999	171	20,360,601.21	2.43%	9.720	356	79.67	552
10.000 -10.499	76	9,731,625.23	1.16%	10.200	358	76.77	540
10.500 -10.999	51	6,266,007.90	0.75%	10.765	358	72.00	532
11.000 -11.499	35	4,049,614.15	0.48%	11.219	355	71.55	526
11.500 -11.999	20	1,918,421.20	0.23%	11.707	358	68.31	524
12.000 -12.499	7	938,519.85	0.11%	12.157	358	68.20	526
12.500 -12.999	1	134,362.73	0.02%	12.600	358	41.54	533
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,026.45	0.02%	4.300	358	77.72	772
10.500 -10.999	17	5,455,384.59	0.65%	4.917	358	75.36	688
11.000 -11.499	79	21,596,492.63	2.58%	5.263	358	76.83	668
11.500 -11.999	271	76,872,568.46	9.17%	5.799	358	76.08	655
12.000 -`2.499	415	101,306,100.17	12.09%	6.267	357	77.64	636
12.500 -12.999	757	170,383,032.52	20.33%	6.761	358	79.30	627
13.000 -13.499	579	121,748,944.91	14.53%	7.219	358	80.03	610
13.500 -13.999	740	136,351,860.71	16.27%	7.712	358	80.73	597
14.000 -14.499	398	62,069,950.12	7.41%	8.159	358	81.23	584
14.500 -14.999	463	72,523,168.36	8.66%	8.668	358	80.29	568
15.000 -15.499	178	24,940,546.01	2.98%	9.217	358	77.44	548
15.500 -15.999	173	20,557,952.71	2.45%	9.694	356	79.81	553
16.000 -16.499	76	9,695,560.83	1.16%	10.159	358	77.06	539
16.500 -16.999	53	6,505,638.53	0.78%	10.673	358	72.60	531
17.000 -17.499	36	4,250,226.42	0.51%	11.157	355	71.40	527
17.500 -17.999	22	2,256,727.72	0.27%	11.584	358	67.40	524
18.000 -18.499	8	1,050,363.28	0.13%	12.061	358	67.79	525
18.500 -18.999	1	134,362.73	0.02%	12.600	358	41.54	533
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	22	5,056,538.25	0.60%	6.815	358	78.85	625
2.000	2	564,616.89	0.07%	6.696	358	65.64	559
3.000	4,242	832,047,758.42	99.30%	7.313	358	79.08	610
4.000	1	223,993.59	0.03%	6.625	358	80.00	0
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	4,190	817,710,735.36	97.59%	7.314	358	79.07	610
1.500	73	19,188,554.63	2.29%	7.101	358	79.22	598
2.000	4	993,617.16	0.12%	7.584	358	74.12	579
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	9	1,632,830.40	0.19%	7.067	358	82.67	625
06/01/07	3,996	781,489,763.97	93.27%	7.340	358	79.08	608
06/01/08	261	54,641,378.27	6.52%	6.876	358	78.81	630
06/01/20	1	128,934.51	0.02%	8.000	358	95.00	684
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Group I Statistical Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$652,344,143	$49,720	$619,531
Average Scheduled Principal Balance	$154,584		
Number of Mortgage Loans	4,220		
Weighted Average Gross Coupon	7.512%	4.850%	12.880%
Weighted Average FICO Score	605	500	804
Weighted Average Combined Original LTV	77.54%	13.18%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	355 months	118 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.490%	2.950%	8.000%
Weighted Average Minimum Interest Rate	7.471%	4.375%	12.600%
Weighted Average Maximum Interest Rate	13.498%	10.850%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.010%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	178 months
Maturity Date		Jun 1 2015	Jun 1 2035
Maximum Zip Code Concentration	0.25%	92553	
ARM	80.93%		
Fixed Rate	19.07%		
15/15 6 Mo LIBOR ARM	0.02%		
2/13 6 Mo LIBOR ARM	0.13%		
2/28 6 Mo LIBOR ARM	64.25%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.35%		
5YR IO 2/28 6 Mo LIBOR ARM	10.80%		
5YR IO 3/27 6 Mo LIBOR ARM	1.23%		
6 Mo LIBOR ARM 30 Yr	0.14%		
Fixed Rate 10 Yr	0.07%		
Fixed Rate 15 Yr	0.99%		
Fixed Rate 20 Yr	0.47%		
Fixed Rate 20 Yr Rate Reduction	0.03%		
Fixed Rate 30 Yr	16.71%		
Fixed Rate 30 Yr 5YR IO	0.48%		
Fixed Rate 30 Yr Rate Reduction	0.32%		
Interest Only	12.51%		
Not Interest Only	87.49%		

Prepay Penalty: 0 months	32.95%
Prepay Penalty: 12 months	8.40%
Prepay Penalty: 24 months	46.21%
Prepay Penalty: 30 months	0.12%
Prepay Penalty: 36 months	12.32%
First Lien	99.69%
Second Lien	0.31%
Business Bank Statements	0.04%
Full Documentation	61.69%
Lite Documentation	0.32%
No Documentation	1.09%
Stated Income Documentation	36.86%
Cash Out Refinance	75.35%
Purchase	16.56%
Rate/Term Refinance	8.09%
2-4 Units Attached	1.64%
2-4 Units Detached	9.49%
Condo High-Rise Attached	0.30%
Condo Low-Rise Attached	4.56%
Condo Low-Rise Detached	0.02%
Manufactured Housing	1.31%
PUD Attached	0.68%
PUD Detached	7.41%
Single Family Attached	1.08%
Single Family Detached	73.50%
Non-owner	7.31%
Primary	91.05%
Second Home	1.64%
Top 5 States:	
California	15.01%
Massachusetts	10.65%
New York	9.38%
Florida	7.29%
Texas	5.82%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	27	1,348,283.78	0.21%	8.986	331	66.43	582
50,000.01 - 100,000.00	1,226	92,089,416.52	14.12%	8.459	349	78.05	603
100,000.01 - 150,000.00	1,226	153,212,097.96	23.49%	7.673	355	78.22	609
150,000.01 - 200,000.00	701	122,176,761.23	18.73%	7.372	355	75.34	599
200,000.01 - 250,000.00	441	99,000,901.90	15.18%	7.210	357	77.21	599
250,000.01 - 300,000.00	311	85,545,714.63	13.11%	7.248	357	77.99	603
300,000.01 - 350,000.00	218	70,713,218.04	10.84%	7.101	356	78.43	609
350,000.01 - 400,000.00	40	14,672,479.94	2.25%	6.935	358	77.64	627
400,000.01 - 450,000.00	18	7,591,648.19	1.16%	6.918	358	80.35	655
450,000.01 - 500,000.00	8	3,802,904.35	0.58%	7.384	358	86.67	627
500,000.01 - 550,000.00	2	1,011,971.06	0.16%	5.803	358	81.99	690
550,000.01 - 600,000.00	1	559,214.60	0.09%	7.900	358	80.00	672
600,000.01 - 650,000.00	1	619,531.29	0.09%	7.600	358	80.00	598
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	9	2,177,551.47	0.33%	4.942	358	73.13	678
5.000 - 5.499	49	10,978,828.11	1.68%	5.281	358	73.45	648
5.500 - 5.999	215	44,712,812.51	6.85%	5.821	356	72.26	654
6.000 - 6.499	329	63,528,766.10	9.74%	6.273	356	75.28	634
6.500 - 6.999	702	126,637,547.01	19.41%	6.761	355	76.44	621
7.000 - 7.499	573	98,764,280.63	15.14%	7.248	356	78.10	609
7.500 - 7.999	762	115,079,164.20	17.64%	7.749	356	79.32	600
8.000 - 8.499	440	58,106,520.93	8.91%	8.228	355	80.01	590
8.500 - 8.999	512	65,842,962.70	10.09%	8.734	353	79.69	570
9.000 - 9.499	219	25,643,975.24	3.93%	9.243	355	79.37	561
9.500 - 9.999	191	19,162,419.98	2.94%	9.708	351	79.37	558
10.000 -10.499	102	10,393,597.19	1.59%	10.229	355	78.50	554
10.500 -10.999	54	4,933,221.56	0.76%	10.755	345	73.28	545
11.000 -11.499	31	3,008,336.05	0.46%	11.195	354	74.49	535
11.500 -11.999	23	2,237,359.05	0.34%	11.694	358	69.87	525
12.000 -12.499	6	842,577.18	0.13%	12.170	358	66.86	528
12.500 -12.999	3	294,223.58	0.05%	12.636	358	52.12	529
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	393	60,673,510.29	9.30%	8.656	357	72.61	512
525-549	424	68,140,012.20	10.45%	8.280	356	73.23	538
550-574	488	75,793,893.54	11.62%	7.899	357	75.12	563
575-599	664	97,142,075.67	14.89%	7.583	355	77.76	587
600-624	720	109,752,117.75	16.82%	7.227	355	78.95	612
625-649	633	97,694,776.70	14.98%	7.070	355	79.04	637
650-674	369	56,085,405.68	8.60%	6.935	353	79.47	661
675-699	235	41,110,981.84	6.30%	6.786	355	81.59	685
700+	246	39,450,487.17	6.05%	6.850	354	82.68	730
None	48	6,500,882.65	1.00%	8.297	356	73.71	0
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	186	25,212,951.91	3.86%	7.240	348	40.10	590
50.00- 54.99	88	13,495,996.41	2.07%	7.251	353	52.31	585
55.00- 59.99	110	19,446,763.63	2.98%	7.374	352	57.34	579
60.00- 64.99	199	35,316,986.28	5.41%	7.188	356	62.34	590
65.00- 69.99	268	45,882,754.90	7.03%	7.531	355	67.00	586
70.00- 74.99	296	52,221,010.63	8.01%	7.378	355	71.65	587
75.00- 79.99	378	65,235,767.81	10.00%	7.437	355	76.52	594
80.00	1,325	176,111,766.56	27.00%	7.535	356	80.00	608
80.01- 84.99	133	24,949,312.53	3.82%	7.333	358	83.42	613
85.00- 89.99	377	60,400,391.58	9.26%	7.637	356	85.95	609
90.00- 94.99	473	80,681,505.27	12.37%	7.586	355	90.36	631
95.00- 99.99	355	50,698,828.16	7.77%	7.911	356	95.07	625
100.00	32	2,690,107.82	0.41%	8.416	355	100.00	664
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,608.31	0.07%	8.922	118	70.06	571
180	74	7,363,253.92	1.13%	7.822	178	70.08	625
240	32	3,253,359.12	0.50%	7.935	238	75.39	631
360	4,108	641,296,922.14	98.31%	7.506	358	77.64	605
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,608.31	0.07%	8.922	118	70.06	571
121-180	74	7,363,253.92	1.13%	7.822	178	70.08	625
181-240	32	3,253,359.12	0.50%	7.935	238	75.39	631
301-360	4,108	641,296,922.14	98.31%	7.506	358	77.64	605
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	193	23,462,071.34	3.60%	7.699	349	76.61	613
20.01 -25.00	231	28,636,437.93	4.39%	7.625	354	76.63	609
25.01 -30.00	359	48,454,847.04	7.43%	7.548	353	75.90	603
30.01 -35.00	503	73,274,193.41	11.23%	7.508	355	76.10	606
35.01 -40.00	595	88,232,592.12	13.53%	7.498	355	77.38	604
40.01 -45.00	804	127,216,010.42	19.50%	7.473	356	78.50	606
45.01 -50.00	887	152,647,260.30	23.40%	7.437	356	77.52	605
50.01 -55.00	468	79,551,303.95	12.19%	7.616	356	79.22	597
55.01 -60.00	95	17,322,776.12	2.66%	7.611	353	78.33	588
None	85	13,546,650.86	2.08%	7.424	357	76.07	656
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,314	527,938,476.31	80.93%	7.478	358	78.29	601
Fixed Rate	906	124,405,667.18	19.07%	7.660	345	74.34	623
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,934.51	0.02%	8.000	358	95.00	684
2/13 6 Mo LIBOR ARM	10	868,394.73	0.13%	7.990	178	75.30	583
2/28 6 Mo LIBOR ARM	2,739	419,147,508.45	64.25%	7.640	358	77.87	594
3/12 6 Mo LIBOR ARM	1	50,912.04	0.01%	9.650	178	90.00	562
3/27 6 Mo LIBOR ARM	171	28,353,293.77	4.35%	7.244	358	77.92	613
5YR IO 2/28 6 Mo LIBOR ARM	347	70,446,294.75	10.80%	6.702	358	80.98	635
5YR IO 3/27 6 Mo LIBOR ARM	38	8,002,214.78	1.23%	6.518	358	78.02	642
6 Mo LIBOR ARM 30 Yr	7	940,923.28	0.14%	7.940	358	80.30	604
Fixed Rate 10 Yr	6	430,608.31	0.07%	8.922	118	70.06	571
Fixed Rate 15 Yr	63	6,443,947.15	0.99%	7.785	178	69.21	631
Fixed Rate 20 Yr	30	3,060,791.99	0.47%	7.872	238	74.95	631
Fixed Rate 20 Yr Rate Reduction	2	192,567.13	0.03%	8.928	238	82.41	624
Fixed Rate 30 Yr	776	109,036,478.71	16.71%	7.643	358	74.55	622
Fixed Rate 30 Yr 5YR IO	13	3,142,435.15	0.48%	6.709	358	79.54	683
Fixed Rate 30 Yr Rate Reduction	16	2,098,838.74	0.32%	8.894	358	70.58	558
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	398	81,590,944.68	12.51%	6.684	358	80.63	638
Not Interest Only	3,822	570,753,198.81	87.49%	7.631	355	77.10	600
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,354	214,967,683.04	32.95%	7.624	354	76.48	599
Prepay Penalty: 12 months	251	54,781,405.90	8.40%	7.088	355	73.87	621
Prepay Penalty: 24 months	2,018	301,431,301.78	46.21%	7.490	358	79.02	602
Prepay Penalty: 30 months	4	801,095.24	0.12%	8.066	358	87.74	586
Prepay Penalty: 36 months	593	80,362,657.53	12.32%	7.583	348	77.22	625
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,188	650,352,506.37	99.69%	7.506	355	77.49	605
Second Lien	32	1,991,637.12	0.31%	9.695	343	92.30	652
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,530.51	0.04%	6.450	358	80.00	655
Full Documentation	2,830	402,447,774.22	61.69%	7.564	355	78.75	596
Lite Documentation	14	2,104,165.88	0.32%	7.819	358	77.88	619
No Documentation	47	7,126,354.03	1.09%	7.188	356	76.82	704
Stated Income Documentation	1,328	240,432,318.85	36.86%	7.433	355	75.54	617
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,895	491,527,877.44	75.35%	7.425	355	76.06	600
Purchase	1,007	108,010,957.36	16.56%	7.759	356	83.19	632
Rate/Term Refinance	318	52,805,308.69	8.09%	7.819	355	79.73	596
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	47	10,717,059.27	1.64%	7.249	352	74.67	630
2-4 Units Detached	295	61,893,803.03	9.49%	7.369	355	76.12	626
Condo High-Rise Attached	11	1,957,694.08	0.30%	7.218	358	76.07	605
Condo Low-Rise Attached	195	29,760,402.45	4.56%	7.409	358	77.90	611
Condo Low-Rise Detached	1	101,793.10	0.02%	5.990	358	80.00	560
Manufactured Housing	81	8,543,462.33	1.31%	7.548	353	80.31	650
PUD Attached	35	4,455,579.03	0.68%	7.499	358	80.61	610
PUD Detached	283	48,345,470.72	7.41%	7.426	355	80.36	609
Single Family Attached	59	7,076,369.01	1.08%	7.795	358	80.88	595
Single Family Detached	3,213	479,492,510.47	73.50%	7.549	355	77.36	600
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	337	47,676,801.12	7.31%	7.999	354	80.59	646
Primary	3,814	593,953,603.21	91.05%	7.472	355	77.21	601
Second Home	69	10,713,739.16	1.64%	7.589	352	82.09	649
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	305	49,246,676.06	7.55%	7.894	355	73.89	553
AA	517	84,972,566.49	13.03%	7.746	356	77.79	575
AA+	2,957	449,858,101.96	68.96%	7.226	355	78.91	625
B	247	37,308,790.43	5.72%	8.422	356	73.21	544
C	98	16,407,219.16	2.52%	8.954	356	71.64	549
CC	85	13,244,224.14	2.03%	9.972	358	62.17	543
NG	11	1,306,565.25	0.20%	7.511	358	80.32	630
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	954	157,948,157.26	24.21%	7.221	355	69.84	615
Radian	3,266	494,395,986.23	75.79%	7.605	355	80.00	602
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	39	3,771,111.18	0.58%	8.532	346	84.10	599
Arizona	92	13,028,224.23	2.00%	7.414	358	82.09	618
Arkansas	13	1,564,161.76	0.24%	8.668	358	86.93	562
California	442	97,892,538.77	15.01%	7.073	357	72.45	600
Colorado	88	13,945,225.65	2.14%	6.900	356	84.30	617
Connecticut	96	15,087,641.00	2.31%	7.527	356	79.15	608
Delaware	8	986,511.64	0.15%	7.929	349	80.32	578
District of Columbia	1	113,049.85	0.02%	10.300	358	65.00	540
Florida	349	47,584,292.50	7.29%	7.691	356	78.79	613
Georgia	131	15,834,638.30	2.43%	8.327	355	82.14	611
Hawaii	20	5,378,734.06	0.82%	7.297	356	77.83	619
Idaho	22	2,394,619.36	0.37%	7.436	346	82.41	624
Illinois	175	26,453,020.94	4.06%	8.023	357	80.51	583
Indiana	42	4,123,223.89	0.63%	8.075	358	83.01	620
Iowa	17	1,656,196.61	0.25%	8.751	358	81.70	578
Kansas	9	776,247.75	0.12%	8.223	346	91.43	616
Kentucky	31	3,137,475.44	0.48%	7.533	358	80.17	614
Louisiana	28	3,262,338.25	0.50%	8.010	347	81.23	606
Maine	42	5,984,766.54	0.92%	7.254	358	78.66	616
Maryland	82	13,715,030.51	2.10%	7.750	355	75.86	593
Massachusetts	316	69,497,329.15	10.65%	7.065	357	74.25	600
Michigan	213	24,870,396.83	3.81%	7.851	355	81.22	600
Minnesota	40	6,444,374.12	0.99%	7.537	358	82.78	599
Mississippi	6	443,909.81	0.07%	9.827	336	87.98	574
Missouri	60	6,163,495.01	0.94%	8.235	358	80.76	607
Montana	5	848,397.09	0.13%	7.934	358	80.60	621
Nebraska	9	950,045.05	0.15%	8.502	358	86.64	579
Nevada	73	14,227,560.82	2.18%	7.269	358	77.89	607
New Hampshire	46	7,707,821.26	1.18%	7.058	354	78.10	612
New Jersey	162	31,304,243.68	4.80%	7.563	357	74.75	597
New York	291	61,218,846.84	9.38%	7.186	355	73.38	618
North Carolina	115	12,257,479.02	1.88%	8.117	355	81.72	602
North Dakota	2	218,716.90	0.03%	8.643	317	71.05	561
Ohio	146	16,170,797.90	2.48%	7.879	356	84.89	617
Oklahoma	17	1,454,619.69	0.22%	8.279	351	84.39	628
Oregon	29	3,713,386.40	0.57%	7.509	358	80.27	626
Pennsylvania	134	14,700,970.57	2.25%	7.682	353	81.57	608
Rhode Island	67	12,972,869.10	1.99%	7.157	354	72.57	611
South Carolina	44	5,174,037.81	0.79%	7.525	352	80.40	622
Tennessee	68	6,478,951.83	0.99%	8.517	351	82.61	598
Texas	358	37,960,106.38	5.82%	8.078	346	79.30	600
Utah	25	3,168,067.67	0.49%	6.779	358	82.63	626

Continued on next page.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	18	2,873,051.92	0.44%	7.284	342	78.50	627
Virginia	123	18,416,597.38	2.82%	7.930	354	79.33	593
Washington	73	9,851,805.79	1.51%	7.377	358	80.99	610
West Virginia	2	166,775.06	0.03%	8.582	358	78.07	552
Wisconsin	34	4,521,537.35	0.69%	8.035	358	82.27	614
Wyoming	17	1,878,904.83	0.29%	6.930	358	80.44	640
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	168,745.17	0.03%	4.950	358	75.00	746
3.000 - 3.499	36	7,926,904.59	1.50%	5.569	358	69.67	656
3.500 - 3.999	103	19,275,238.47	3.65%	5.882	358	71.73	652
4.000 - 4.499	337	61,399,253.96	11.63%	6.310	357	73.83	639
4.500 - 4.999	539	92,240,583.00	17.47%	6.717	358	77.00	624
5.000 - 5.499	599	96,420,498.70	18.26%	7.221	358	80.34	612
5.500 - 5.999	588	91,285,071.56	17.29%	7.720	358	81.17	595
6.000 - 6.499	438	64,257,752.36	12.17%	8.116	357	80.50	575
6.500 - 6.999	334	49,685,798.96	9.41%	8.646	358	78.89	558
7.000 - 7.499	171	23,322,444.59	4.42%	9.078	357	78.63	551
7.500 - 7.999	107	14,615,772.08	2.77%	9.486	357	77.26	537
8.000 - 8.499	61	7,340,412.87	1.39%	10.885	356	73.42	528
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	58,498.33	0.01%	5.625	358	65.00	712
4.500 - 4.999	9	2,177,551.47	0.41%	4.942	358	73.13	678
5.000 - 5.499	49	10,978,828.11	2.08%	5.281	358	73.45	648
5.500 - 5.999	173	35,815,911.05	6.78%	5.847	358	74.29	649
6.000 - 6.499	283	54,754,707.41	10.37%	6.29[illegible]	357	76.45	631
6.500 - 6.999	551	100,275,078.28	18.99%	6.760	358	77.43	615
7.000 - 7.499	470	81,822,969.07	15.50%	7.241	358	79.05	604
7.500 - 7.999	607	92,577,459.53	17.54%	7.746	358	80.25	596
8.000 - 8.499	343	46,493,954.42	8.81%	8.227	358	81.16	585
8.500 - 8.999	393	52,716,248.05	9.99%	8.735	358	79.99	564
9.000 - 9.499	160	20,153,493.17	3.82%	9.241	358	78.13	553
9.500 - 9.999	142	15,090,734.34	2.86%	9.705	356	79.06	554
10.000 -10.499	60	7,078,324.28	1.34%	10.216	358	76.74	542
10.500 -10.999	31	3,152,784.28	0.60%	10.750	358	71.44	537
11.000 -11.499	22	2,442,053.37	0.46%	11.192	353	72.16	527
11.500 -11.999	13	1,372,941.24	0.26%	11.697	358	67.06	521
12.000 -12.499	6	842,577.18	0.16%	12.170	358	66.86	528
12.500 -12.999	1	134,362.73	0.03%	12.600	358	41.54	533
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	9	2,177,551.47	0.41%	4.942	358	73.13	678
11.000 -11.499	49	10,978,828.11	2.08%	5.281	358	73.45	648
11.500 -11.999	166	34,592,271.63	6.55%	5.807	358	73.89	650
12.000 -12.499	271	52,057,558.22	9.86%	6.270	357	76.35	631
12.500 -12.999	546	99,074,082.77	18.77%	6.762	358	77.69	616
13.000 -13.499	466	80,750,453.28	15.30%	7.218	358	79.07	606
13.500 -13.999	608	92,775,989.02	17.57%	7.717	358	80.10	596
14.000 -14.499	353	49,244,345.67	9.33%	8.167	358	80.78	584
14.500 -14.999	407	55,476,620.90	10.51%	8.690	358	79.98	566
15.000 -15.499	160	20,174,055.09	3.82%	9.219	358	78.10	553
15.500 -15.999	144	15,303,390.93	2.90%	9.698	356	79.14	555
16.000 -16.499	61	7,268,759.71	1.38%	10.167	358	76.79	541
16.500 -16.999	31	3,094,092.03	0.59%	10.736	358	72.14	537
17.000 -17.499	22	2,442,053.37	0.46%	11.192	353	72.16	527
17.500 -17.999	14	1,551,484.20	0.29%	11.592	358	66.82	521
18.000 -18.499	6	842,577.18	0.16%	12.170	358	66.86	528
18.500 -18.999	1	134,362.73	0.03%	12.600	358	41.54	533
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	17	3,015,238.50	0.57%	7.087	358	74.97	601
2.000	2	564,616.89	0.11%	6.696	358	65.64	559
3.000	3,295	524,358,620.92	99.32%	7.481	358	78.33	601
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,269	518,016,324.61	98.12%	7.484	358	78.33	601
1.500	43	9,296,007.17	1.76%	7.163	358	76.74	587
2.000	2	626,144.53	0.12%	7.023	358	70.66	570
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	7	940,923.28	0.18%	7.940	358	80.30	604
06/01/07	3,096	490,462,197.93	92.90%	7.506	358	78.31	600
06/01/08	210	36,406,420.59	6.90%	7.088	358	77.96	619
06/01/20	1	128,934.51	0.02%	8.000	358	95.00	684
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Group II Statistical Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$347,655,857	$49,931	$1,349,178
Average Scheduled Principal Balance	$301,785		
Number of Mortgage Loans	1,152		
Weighted Average Gross Coupon	7.113%	4.300%	13.340%
Weighted Average FICO Score	627	500	797
Weighted Average Combined Original LTV	80.35%	27.43%	100.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	178 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.137%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.020%	4.300%	12.050%
Weighted Average Maximum Interest Rate	13.053%	10.300%	18.250%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.017%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	34 months
Maturity Date		Jun 1 2020	Jun 1 2035
Maximum Zip Code Concentration	0.52%	93065	
ARM	89.16%		
Fixed Rate	10.84%		
2/28 6 Mo LIBOR ARM	51.15%		
3/27 6 Mo LIBOR ARM	3.34%		
5YR IO 2/28 6 Mo LIBOR ARM	32.56%		
5YR IO 3/27 6 Mo LIBOR ARM	1.91%		
6 Mo LIBOR ARM 30 Yr	0.20%		
Fixed Rate 15 Yr	0.26%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.17%		
Fixed Rate 30 Yr	9.47%		
Fixed Rate 30 Yr 5YR IO	0.85%		
Fixed Rate 30 Yr Rate Reduction	0.08%		
Interest Only	35.32%		
Not Interest Only	64.68%		

Prepay Penalty: 0 months	22.38%
Prepay Penalty: 12 months	11.79%
Prepay Penalty: 24 months	58.79%
Prepay Penalty: 30 months	0.05%
Prepay Penalty: 36 months	6.99%
First Lien	97.69%
Second Lien	2.31%
Full Documentation	48.40%
Lite Documentation	1.39%
No Documentation	1.47%
Stated Income Documentation	48.74%
Cash Out Refinance	50.61%
Purchase	44.76%
Rate/Term Refinance	4.63%
2-4 Units Attached	0.91%
2-4 Units Detached	7.01%
Condo High-Rise Attached	0.72%
Condo Low-Rise Attached	4.33%
Condo Low-Rise Detached	0.07%
Manufactured Housing	0.41%
PUD Attached	0.23%
PUD Detached	14.24%
Single Family Attached	1.01%
Single Family Detached	71.06%
Non-owner	3.75%
Primary	94.17%
Second Home	2.08%
Top 5 States:	
California	34.71%
New York	12.87%
Massachusetts	7.59%
Florida	5.62%
Texas	4.45%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	8	399,771.10	0.11%	10.636	343	74.56	576
50,000.01 - 100,000.00	147	10,755,608.57	3.09%	9.771	349	83.42	593
100,000.01 - 150,000.00	64	7,705,423.62	2.22%	9.216	356	79.45	586
150,000.01 - 200,000.00	216	37,706,350.51	10.85%	7.325	358	80.55	629
200,000.01 - 250,000.00	147	32,685,853.00	9.40%	7.181	358	82.57	628
250,000.01 - 300,000.00	72	19,677,346.48	5.66%	6.985	358	83.18	645
300,000.01 - 350,000.00	59	19,140,410.06	5.51%	6.856	358	81.79	643
350,000.01 - 400,000.00	125	47,312,255.03	13.61%	6.964	358	79.28	616
400,000.01 - 450,000.00	92	39,145,568.68	11.26%	6.984	358	80.38	624
450,000.01 - 500,000.00	64	30,413,353.41	8.75%	6.840	358	81.14	635
500,000.01 - 550,000.00	47	24,704,678.87	7.11%	6.877	358	82.97	638
550,000.01 - 600,000.00	40	23,264,749.07	6.69%	7.286	358	82.91	614
600,000.01 - 650,000.00	18	11,294,490.83	3.25%	6.629	358	78.18	615
650,000.01 - 700,000.00	13	8,667,124.02	2.49%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,365.53	3.38%	6.741	347	69.86	634
750,000.01 - 800,000.00	6	4,710,266.21	1.35%	6.509	358	75.54	601
800,000.01 - 850,000.00	2	1,667,952.30	0.48%	5.800	358	65.97	627
850,000.01 - 900,000.00	1	897,520.25	0.26%	6.500	358	83.72	676
900,000.01 - 950,000.00	4	3,684,457.95	1.06%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,071.54	0.85%	7.190	358	72.34	594
1,000,000.01+	8	9,116,239.48	2.62%	6.295	358	74.22	649
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.06%	4.300	358	77.72	772
4.500 - 4.999	8	3,277,833.12	0.94%	4.900	358	76.84	695
5.000 - 5.499	34	12,410,618.03	3.57%	5.239	358	78.25	685
5.500 - 5.999	120	47,266,899.14	13.60%	5.795	358	77.80	661
6.000 - 6.499	154	52,344,984.93	15.06%	6.285	356	78.47	642
6.500 - 6.999	238	81,365,207.76	23.40%	6.779	358	80.95	642
7.000 - 7.499	123	43,218,601.91	12.43%	7.255	358	82.56	622
7.500 - 7.999	146	48,378,351.14	13.92%	7.747	358	82.15	603
8.000 - 8.499	57	15,369,435.62	4.42%	8.232	358	82.60	591
8.500 - 8.999	67	17,284,598.05	4.97%	8.701	357	81.15	575
9.000 - 9.499	31	6,236,589.37	1.79%	9.215	356	78.36	547
9.500 - 9.999	41	6,146,855.69	1.77%	9.762	356	81.62	556
10.000 -10.499	26	3,663,347.24	1.05%	10.161	355	78.17	555
10.500 -10.999	52	5,592,235.15	1.61%	10.762	353	79.53	561
11.000 -11.499	29	2,910,345.34	0.84%	11.243	355	78.08	553
11.500 -11.999	21	1,716,559.28	0.49%	11.796	354	80.31	555
12.000 -12.499	3	218,871.79	0.06%	12.141	358	76.56	504
13.000 -13.499	1	60,496.50	0.02%	13.340	358	90.00	557
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	83	19,857,830.49	5.71%	9.026	358	73.64	512
525-549	85	22,322,673.37	6.42%	8.367	358	76.71	537
550-574	93	28,012,969.75	8.06%	7.763	357	77.14	561
575-599	152	42,854,661.52	12.33%	7.326	358	79.27	588
600-624	191	54,687,276.03	15.73%	7.104	357	81.59	612
625-649	170	56,776,449.88	16.33%	6.695	358	80.73	637
650-674	139	44,276,011.65	12.74%	6.634	358	81.76	663
675-699	109	36,079,883.59	10.38%	6.560	358	83.26	686
700+	122	41,226,386.51	11.86%	6.385	355	82.79	730
None	8	1,561,713.72	0.45%	8.504	358	75.39	0
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	13	3,137,805.04	0.90%	6.778	358	39.51	642
50.00- 54.99	9	3,939,541.60	1.13%	6.632	358	53.22	609
55.00- 59.99	17	6,217,636.76	1.79%	7.344	358	58.18	602
60.00- 64.99	31	9,911,200.60	2.85%	7.505	357	62.88	565
65.00- 69.99	67	25,309,215.68	7.28%	7.132	352	67.14	598
70.00- 74.99	63	23,662,683.82	6.81%	7.266	358	72.34	593
75.00- 79.99	90	28,329,136.16	8.15%	7.484	357	76.29	595
80.00	447	121,020,533.47	34.81%	6.739	358	80.00	641
80.01- 84.99	36	10,313,827.10	2.97%	7.278	357	83.27	642
85.00- 89.99	90	32,410,714.31	9.32%	7.182	358	85.98	631
90.00- 94.99	154	52,964,294.23	15.23%	7.150	358	90.55	643
95.00- 99.99	93	25,041,426.16	7.20%	7.590	358	95.02	636
100.00	42	5,397,841.58	1.55%	9.066	353	100.00	646
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	5	954,530.52	0.27%	7.131	178	73.87	713
240	8	575,575.00	0.17%	9.741	238	77.39	602
360	1,139	346,125,750.99	99.56%	7.109	358	80.37	627
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	5	954,530.52	0.27%	7.131	178	73.87	713
181-240	8	575,575.00	0.17%	9.741	238	77.39	602
301-360	1,139	346,125,750.99	99.56%	7.109	358	80.37	627
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	25	7,013,203.23	2.02%	7.432	358	78.54	600
20.01 -25.00	29	9,126,078.22	2.63%	7.129	357	73.58	604
25.01 -30.00	47	14,052,728.13	4.04%	7.211	357	79.25	634
30.01 -35.00	111	31,766,742.85	9.14%	6.961	358	79.84	636
35.01 -40.00	149	48,953,726.12	14.08%	7.002	355	80.50	631
40.01 -45.00	239	70,236,924.15	20.20%	7.168	358	80.52	630
45.01 -50.00	297	89,289,764.17	25.68%	7.084	358	81.23	628
50.01 -55.00	142	46,246,086.56	13.30%	7.066	358	79.91	609
55.01 -60.00	31	9,083,588.07	2.61%	7.046	358	82.58	632
60.01+	45	11,054,988.82	3.18%	7.666	356	79.67	608
None	37	10,832,026.19	3.12%	7.297	358	81.69	662
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	953	309,954,430.84	89.16%	7.022	358	80.39	625
Fixed Rate	199	37,701,425.67	10.84%	7.860	352	80.01	641
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	594	177,838,818.65	51.15%	7.442	358	79.77	606
3/27 6 Mo LIBOR ARM	36	11,607,747.23	3.34%	6.674	358	80.37	647
5YR IO 2/28 6 Mo LIBOR ARM	306	113,188,747.39	32.56%	6.461	358	81.31	650
5YR IO 3/27 6 Mo LIBOR ARM	15	6,627,210.45	1.91%	6.063	358	80.72	661
6 Mo LIBOR ARM 30 Yr	2	691,907.12	0.20%	5.880	358	85.89	654
Fixed Rate 15 Yr	4	902,769.35	0.26%	6.929	178	73.65	717
Fixed Rate 15 Yr Rate Reduction	1	51,761.17	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	8	575,575.00	0.17%	9.741	238	77.39	602
Fixed Rate 30 Yr	176	32,929,657.51	9.47%	7.962	358	81.92	636
Fixed Rate 30 Yr 5YR IO	7	2,962,026.29	0.85%	6.483	358	62.97	675
Fixed Rate 30 Yr Rate Reduction	3	279,636.35	0.08%	9.007	358	61.87	587
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	328	122,777,984.13	35.32%	6.440	358	80.84	651
Not Interest Only	824	224,877,872.38	64.68%	7.481	357	80.08	613
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	274	77,788,972.86	22.38%	7.533	356	78.22	620
Prepay Penalty: 12 months	104	41,001,920.53	11.79%	7.094	358	81.39	641
Prepay Penalty: 24 months	665	204,402,582.56	58.79%	6.962	358	81.04	625
Prepay Penalty: 30 months	1	167,763.90	0.05%	7.890	358	80.00	576
Prepay Penalty: 36 months	108	24,294,616.66	6.99%	7.068	356	79.57	637
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,056	339,620,745.70	97.69%	7.034	358	80.18	627
Second Lien	96	8,035,110.81	2.31%	10.481	349	87.17	609
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	615	168,259,436.00	48.40%	7.050	358	81.22	618
Lite Documentation	12	4,836,787.41	1.39%	7.326	356	83.22	630
No Documentation	18	5,096,224.47	1.47%	7.096	358	82.61	703
Stated Income Documentation	507	169,463,408.63	48.74%	7.170	357	79.32	633
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	491	175,951,351.32	50.61%	7.178	357	78.30	615
Purchase	612	155,608,473.64	44.76%	6.960	358	83.07	646
Rate/Term Refinance	49	16,096,031.55	4.63%	7.887	358	76.45	569
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	10	3,164,438.53	0.91%	7.315	358	87.84	695
2-4 Units Detached	70	24,381,634.92	7.01%	7.449	358	84.37	657
Condo High-Rise Attached	6	2,517,765.74	0.72%	6.917	358	85.08	638
Condo Low-Rise Attached	60	15,048,984.54	4.33%	6.925	358	81.60	655
Condo Low-Rise Detached	1	230,164.14	0.07%	7.250	358	95.00	545
Manufactured Housing	8	1,435,133.78	0.41%	6.620	350	79.48	651
PUD Attached	4	805,250.56	0.23%	7.409	358	79.19	633
PUD Detached	156	49,518,607.25	14.24%	7.125	358	81.68	630
Single Family Attached	12	3,497,327.46	1.01%	7.262	358	69.77	606
Single Family Detached	825	247,056,549.59	71.06%	7.088	357	79.61	620
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	50	13,043,600.07	3.75%	7.795	358	84.29	666
Primary	1,089	327,391,751.69	94.17%	7.093	357	80.26	625
Second Home	13	7,220,504.75	2.08%	6.801	358	77.25	634
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	47	14,676,991.86	4.22%	7.909	357	76.34	554
AA	116	34,983,937.83	10.06%	7.600	357	81.66	594
AA+	877	270,586,303.76	77.83%	6.838	357	81.14	642
B	50	14,603,957.34	4.20%	8.327	358	74.09	548
C	29	6,217,926.13	1.79%	9.179	357	71.93	546
CC	28	5,144,156.62	1.48%	10.006	358	68.30	534
NG	5	1,442,582.97	0.41%	7.418	358	83.43	631
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	455	153,833,102.58	44.25%	6.947	356	79.18	636
Radian	697	193,822,753.93	55.75%	7.246	358	81.27	619
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	603,897.71	0.17%	7.366	358	80.95	645
Arizona	19	5,363,052.05	1.54%	7.187	358	80.41	609
Arkansas	3	717,855.27	0.21%	7.942	358	83.64	609
California	322	120,683,630.46	34.71%	6.744	358	80.40	629
Colorado	34	7,020,322.08	2.[illegible]2%	7.020	358	83.49	619
Connecticut	21	7,279,812.31	2.09%	6.961	356	81.06	621
Delaware	2	389,547.86	0.11%	7.154	358	80.00	633
Florida	88	19,546,622.82	5.62%	7.522	358	79.75	627
Georgia	24	4,800,471.85	1.38%	8.342	358	80.34	597
Hawaii	12	6,804,042.67	1.96%	6.591	358	80.04	640
Idaho	2	589,497.38	0.17%	8.189	358	91.79	615
Illinois	19	4,846,303.35	1.39%	7.574	358	81.58	613
Indiana	6	848,175.85	0.24%	8.300	358	86.54	599
Iowa	1	177,310.07	0.05%	8.500	358	95.00	597
Kentucky	8	1,171,479.31	0.34%	7.497	358	83.55	604
Louisiana	4	703,802.15	0.20%	6.555	358	80.00	668
Maine	11	2,097,471.53	0.60%	7.385	358	79.94	616
Maryland	20	5,057,253.44	1.45%	7.810	358	81.76	604
Massachusetts	74	26,394,222.66	7.59%	6.916	358	76.52	626
Michigan	12	2,382,883.59	0.69%	7.300	358	84.12	621
Minnesota	14	3,683,326.99	1.06%	7.623	358	80.87	610
Mississippi	3	719,001.69	0.21%	7.800	358	82.90	604
Missouri	5	1,013,621.74	0.29%	7.731	358	81.94	605
Montana	2	257,074.50	0.07%	6.981	358	75.39	626
Nevada	26	7,767,401.27	2.23%	7.365	358	80.02	617
New Hampshire	9	1,418,467.54	0.41%	7.152	358	75.83	616
New Jersey	39	13,352,049.95	3.84%	7.344	358	80.77	621
New York	128	44,752,972.20	12.87%	7.287	357	81.70	645
North Carolina	16	3,065,021.83	0.88%	8.275	358	79.15	585
Ohio	20	3,534,793.39	1.02%	6.610	358	81.48	640
Oklahoma	3	283,365.76	0.08%	9.284	358	82.73	521
Oregon	14	3,400,994.11	0.98%	7.485	358	81.62	619
Pennsylvania	26	6,256,895.87	1.80%	6.962	358	80.43	639
Rhode Island	10	2,470,009.23	0.71%	6.901	358	81.20	605
South Carolina	3	891,952.40	0.26%	7.634	358	73.75	598
Tennessee	9	1,418,442.01	0.41%	7.640	358	79.66	625
Texas	64	15,475,121.00	4.45%	7.664	349	81.57	609
Utah	6	1,202,160.39	0.35%	6.332	358	79.88	666
Vermont	2	262,154.85	0.08%	6.952	358	79.80	632
Virginia	45	13,667,765.70	3.93%	7.432	357	78.84	624
Washington	14	3,701,815.43	1.06%	6.691	358	72.87	652
Wisconsin	5	752,047.37	0.22%	7.175	358	84.47	686
Wyoming	3	831,746.88	0.24%	9.245	358	83.89	536
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	1,007,471.19	0.33%	5.050	358	65.00	643
3.000 - 3.499	24	9,825,455.90	3.17%	5.445	358	77.05	707
3.500 - 3.999	84	30,411,575.60	9.81%	5.736	358	77.78	672
4.000 - 4.499	165	55,645,317.22	17.95%	6.308	358	77.73	648
4.500 - 4.999	179	63,671,948.58	20.54%	6.669	358	81.37	643
5.000 - 5.499	157	53,312,082.35	17.20%	7.081	358	82.44	622
5.500 - 5.999	110	37,615,300.58	12.14%	7.494	358	83.91	602
6.000 - 6.499	67	20,440,533.81	6.59%	7.887	358	84.08	593
6.500 - 6.999	47	15,470,206.47	4.99%	8.363	358	79.62	560
7.000 - 7.499	23	7,515,099.04	2.42%	8.720	358	75.84	526
7.500 - 7.999	9	2,486,312.98	0.80%	9.376	358	86.12	555
8.000 - 8.499	39	6,372,904.24	2.06%	10.044	358	78.61	538
8.500 - 8.999	29	3,486,534.21	1.12%	10.266	358	75.55	531
9.000 - 9.499	13	1,901,561.97	0.61%	10.918	358	63.03	537
9.500 - 9.999	5	629,807.15	0.20%	10.768	358	66.85	528
10.000 -10.499	1	162,319.55	0.05%	10.990	358	65.00	513
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.06%	4.300	358	77.72	772
4.500 - 4.999	8	3,277,833.12	1.06%	4.900	358	76.84	695
5.000 - 5.499	34	12,154,625.35	3.92%	5.258	358	80.28	682
5.500 - 5.999	108	43,514,565.57	14.04%	5.793	358	78.05	659
6.000 - 6.499	144	49,250,592.53	15.89%	6.287	358	79.03	640
6.500 - 6.999	212	71,858,132.44	23.18%	6.772	358	81.77	642
7.000 - 7.499	111	39,791,795.24	12.84%	7.253	358	82.10	618
7.500 - 7.999	133	43,857,823.26	14.15%	7.743	358	81.76	601
8.000 - 8.499	44	12,596,940.29	4.06%	8.219	358	82.53	581
8.500 - 8.999	54	15,406,230.82	4.97%	8.714	358	80.61	570
9.000 - 9.499	18	4,766,490.92	1.54%	9.210	358	74.62	525
9.500 - 9.999	29	5,269,866.87	1.70%	9.762	358	81.41	547
10.000 -10.499	16	2,653,300.95	0.86%	10.157	358	76.86	534
10.500 -10.999	20	3,113,223.62	1.00%	10.779	358	72.57	528
11.000 -11.499	13	1,607,560.78	0.52%	11.260	358	70.63	523
11.500 -11.999	7	545,479.96	0.18%	11.734	358	71.45	530
12.000 -12.499	1	95,942.67	0.03%	12.050	358	80.00	504
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,026.45	0.06%	4.300	358	77.72	772
10.500 -10.999	8	3,277,833.12	1.06%	4.900	358	76.84	695
11.000 -11.499	30	10,617,664.52	3.43%	5.245	358	80.33	688
11.500 -11.999	105	42,280,296.83	13.64%	5.793	358	77.87	659
12.000 -12.499	144	49,248,541.95	15.89%	6.263	358	79.00	640
12.500 -12.999	211	71,308,949.75	23.01%	6.760	358	81.54	642
13.000 -13.499	113	40,998,491.63	13.23%	7.220	358	81.93	618
13.500 -13.999	132	43,575,871.69	14.06%	7.701	358	82.06	600
14.000 -14.499	45	12,825,604.45	4.14%	8.129	358	82.94	584
14.500 -14.999	56	17,046,547.46	5.50%	8.599	358	81.30	578
15.000 -15.499	18	4,766,490.92	1.54%	9.210	358	74.62	525
15.500 -15.999	29	5,254,561.78	1.70%	9.680	358	81.78	550
16.000 -16.499	15	2,426,801.12	0.78%	10.136	358	77.89	532
16.500 -16.999	22	3,411,546.50	1.10%	10.616	358	73.03	527
17.000 -17.499	14	1,808,173.05	0.58%	11.110	358	70.38	527
17.500 -17.999	8	705,243.52	0.23%	11.566	358	68.69	529
18.000 -18.499	2	207,786.10	0.07%	11.619	358	71.59	511
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5	2,041,299.75	0.66%	6.413	358	84.57	660
3.000	947	307,689,137.50	99.27%	7.027	358	80.36	625
4.000	1	223,993.59	0.07%	6.625	358	80.00	0
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	921	299,694,410.75	96.69%	7.020	358	80.35	626
1.500	30	9,892,547.46	3.19%	7.042	358	81.55	608
2.000	2	367,472.63	0.12%	8.541	358	80.00	596
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	2	691,907.12	0.22%	5.880	358	85.89	654
06/01/07	900	291,027,566.04	93.89%	7.061	358	80.37	623
06/01/08	51	18,234,957.68	5.88%	6.452	358	80.50	652
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

SoundView Home Loan Trust 2005-OPT2

$993,500,000 (Approximate)
Offered Certificates

Financial Asset Securities Corp.
Depositor

Option One Mortgage Corporation
Originator and Servicer

RBS Greenwich Capital
Underwriter

FOR ADDITIONAL INFORMATION PLEASE CALL

RBS Greenwich Capital

Asset Backed Finance	
Vinu Phillips	(203) 622-5626
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160
Frank Skibo	(203) 625-6160

Rating Agency Contacts

Standard & Poor's	
Todd Niemy	(212) 438-2494
Moody's	
Joseph Grohotolski	(212) 553-4619
Fitch	
Wen Hsu	(212) 908-0633

Preliminary Term Sheet ***Date Prepared: May 25, 2005***

$993,500,000 (Approximate)
Offered Certificates
SoundView Home Loan Trust 2005-OPT2

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat [2]	Pymt Window (Mths) Call/Mat[2]	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1	$544,381,000	2.64 / 2.84	1-78 / 1-175	Aaa/AAA/AAA	July 2035	Fltg Rate Group I Senior
A-2	$102,802,000	1.00 / 1.00	1-20 / 1-20	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-3	$62,765,000	2.00 / 2.00	20-28 / 20-28	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-4	$90,770,000	3.50 / 3.50	28-66 / 28-66	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-5	$33,782,000	6.33 / 7.81	66-78 / 66-167	Aaa/AAA/AAA	July 2035	Fltg Rate Group II Senior
A-6	$20,000,000	4.62 / 5.05	40-78 / 40-139	NR/AAA/AAA	July 2035	Fltg Rate Subordinate
M-1	$45,500,000	4.60 / 5.01	38-78 / 38-133	NR/AA+/AA+	July 2035	Fltg Rate Subordinate
M-2	$33,500,000	4.57 / 4.93	38-78 / 38-121	NR/AA/AA	July 2035	Fltg Rate Subordinate
M-3	$8,500,000	4.57 / 4.88	38-78 / 38-108	NR/AA-/AA-	July 2035	Fltg Rate Subordinate
M-4	$10,000,000	4.56 / 4.82	37-78 / 37-104	NR/A+/A+	July 2035	Fltg Rate Subordinate
M-5	$8,500,000	4.55 / 4.77	37-78 / 37-98	NR/A/A	July 2035	Fltg Rate Subordinate
M-6	$9,000,000	4.55 / 4.69	37-78 / 37-92	NR/A-/A-	July 2035	Fltg Rate Subordinate
M-7	$8,000,000	4.54 / 4.58	37-78 / 37-84	NR/BBB+/BBB+	July 2035	Fltg Rate Subordinate
M-8	$8,000,000	4.36 / 4.36	37-75 / 37-75	NR/BBB/BBB	July 2035	Fltg Rate Subordinate
M-9	$8,000,000	3.80 / 3.80	37-61 / 37-61	NR/BBB-/BBB-	July 2035	Fltg Rate Subordinate
Total:	**$993,500,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to call. The margin on the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates doubles and the margin on the Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates is equal to 1.5x the original margin after the clean-up call date.

(4) See "Net WAC Rate" herein.

Depositor:	Financial Asset Securities Corp.
Seller:	Greenwich Capital Financial Products, Inc.
Originator and Servicer:	Option One Mortgage Corporation ("***Option One***").

Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Trustee:	Deutsche Bank National Trust Company.
Custodian:	Wells Fargo Bank, N.A.
PMI Insurer:	Radian Guaranty Inc. ("Radian").
Loss Mitigation Advisor:	The Murrayhill Company.
Offered Certificates:	The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (collectively, the "***Group II Certificates***") are referred to herein as the "***Senior Certificates.***" The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are collectively referred to herein as the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates,***" or the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	On or about August 1, 2005.
Expected Pricing Date:	On or about May [27], 2005.
Expected Closing Date:	On or about August 18, 2005.
Expected Settlement Date:	On or about August 18, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and

(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Servicing Fee: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 due periods, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for due periods 11 through 30, and approximately 0.65% of the aggregate principal balance of the Mortgage Loans for due periods 31 and thereafter.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans is expected to be approximately $1,000,000,000, of which: (i) approximately $652,344,143 will consist of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Mortgage Loans***") and (ii) approximately $347,655,857 will consist of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***").

Statistical Mortgage Loans: The detailed statistical collateral information presented herein describes a sample pool of mortgage loans (the ***"Statistical Mortgage Loans"***) which does not necessarily consist of mortgage loans to be included in the trust.

However, it is expected that the information set forth herein with respect to the Statistical Mortgage Loans is generally representative of the characteristics of the Mortgage Loans expected to be in the trust, subject to minor variances.

With respect to approximately 14.72% of the Statistical Mortgage Loans, Option One also originated a second lien mortgage loan at the time of originating the first lien mortgage loan.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate, (ii) the trustee fee rate and (iii) the PMI Insurer fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed-rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the trustee fee rate and (iii) the PMI Insurer fee rate, if applicable

Net WAC Rate: The "***Net WAC Rate***" for the Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap: The "***Maximum Cap***" for the Certificates is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be distributed on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement:

Consists of the following:
1) PMI Policy;
2) Excess Cashflow;
3) The Overcollateralization Amount; and,
4) Subordination.

The PMI Policy:

As of the related Cut-off Date, it is expected that approximately [68.82]% of the Mortgage Loans will be covered by a primary mortgage insurance policy (the ***"PMI Policy"***) issued by the PMI Insurer. For each of these Mortgage Loans, the PMI Insurer would provide insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" (or "***O/C***") is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.65% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately 0.65% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately 1.30% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

If a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates and the Class A-6 Certificates has been reduced to zero; and
(ii) the later to occur of
  (x) the Distribution Date occurring in September 2008 and
  (y) the first Distribution Date on which the Senior Credit Enhancement Percentage is greater than or equal to 33.10%.

Senior Enhancement Percentage: The "***Senior Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Class A-6 Credit Enhancement Percentage: The "***Class A-6 Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates (excluding the Class A-6 Certificates) and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event: A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [54.90]% of the current Class A-6 Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	**Percentage**
September 2008 – August 2009	[2.15]% for September 2008, plus 1/12 of [0.75]% thereafter
September 2009 – August 2010	[2.90]% for September 2009, plus 1/12 of [0.50]% thereafter
September 2010 – August 2011	[3.40]% for September 2010, plus 1/12 of [0.25]% thereafter
September 2011 and thereafter	[3.65]%

Expected Credit Support Percentages:

	Initial Credit Support	**After Stepdown Date Expected Support**
Senior Certificates	16.55%	33.10%
Class A-6	14.55%	29.10%
Class M-1	10.00%	20.00%
Class M-2	6.65%	13.30%
Class M-3	5.80%	11.60%
Class M-4	4.80%	9.60%
Class M-5	3.95%	7.90%
Class M-6	3.05%	6.10%
Class M-7	2.25%	4.50%
Class M-8	1.45%	2.90%
Class M-9	0.65%	1.30%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates, and then to the Class A-6 Certificates.

Realized Losses will not be allocated to any of the Senior Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees, trustee fees and PMI Insurer fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally pro rata from the related loan group, third, monthly interest plus any previously unpaid interest to the Class A-6 Certificates, fourth, monthly interest to the Class M-1 Certificates, fifth, monthly interest to the Class M-2 Certificates, sixth, monthly interest to the Class M-3 Certificates, seventh, monthly interest to the Class M-4 Certificates, eighth, monthly interest to the Class M-5 Certificates, ninth, monthly interest to the Class M-6 Certificates, tenth, monthly interest to the Class M-7 Certificates, eleventh, monthly interest to the Class M-8 Certificates, and twelfth, monthly interest to the Class M-9 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class A-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown", then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 Certificates as described under "Principal Paydown", then monthly principal to the Class M-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-7 Certificates as described under "Principal Paydown", then monthly principal to the Class M-8 Certificates as described under "Principal Paydown", and lastly, monthly principal to the Class M-9 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to replenish or maintain O/C as described under "Principal Paydown", then any unpaid applied Realized Loss amount to the Class A-6 Certificates, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, and then any unpaid applied Realized Loss amount to the Class M-9 Certificates.
4) Any remaining Excess Cashflow to the Net WAC Rate Carryover Reserve Account, to the extent of any unpaid Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

Principal distributed to the Group II Certificates will be distributed sequentially to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, to each such class of certificates until the certificate principal balance of each such class has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificat s have been retired, principal will be applied sequentially in the following order of priority: i) the Class A-6 Certificates, ii) the Class M-1 Certificates, iii) the Class M-2 Certificates, iv) the Class M-3 Certificates, v) the Class M-4 Certificates, vi) the Class M-5 Certificates, vii) the Class M-6 Certificates, viii) the Class M-7 Certificates, xi) the Class M-8 Certificates and then x) the Class M-9 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates will have at least 33.10% credit enhancement, second to the Class A-6 Certificates such that the Class A-6 Certificates will have at least 29.10% credit enhancement, third to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 20.00% credit enhancement, fourth to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 13.30% credit enhancement, fifth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 11.60% credit enhancement, sixth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 9.60% credit enhancement, seventh to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 7.90% credit enhancement, eighth to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 6.10% credit enhancement, ninth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 4.50% credit enhancement, tenth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 2.90% credit enhancement, eleventh to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 1.30% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Offered Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rate. Such payments to the Offered Certificates will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in December 2008. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective Cap Amounts.
   ii) to the Class A-6 Certificates.
   iii) to the Class M-1 Certificates.
   iv) to the Class M-2 Certificates.
   v) to the Class M-3 Certificates.
   vi) to the Class M-4 Certificates.
   vii) to the Class M-5 Certificates.
   viii) to the Class M-6 Certificates.
   ix) to the Class M-7 Certificates.
   x) to the Class M-8 Certificates.
   xi) to the Class M-9 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective entitlements.
   ii) to the Class A-6 Certificates.
   iii) to the Class M-1 Certificates.
   iv) to the Class M-2 Certificates.
   v) to the Class M-3 Certificates.
   vi) to the Class M-4 Certificates.
   vii) to the Class M-5 Certificates.
   viii) to the Class M-6 Certificates.
   ix) to the Class M-7 Certificates.
   x) to the Class M-8 Certificates.
   xi) to the Class M-9 Certificates.

Cap Amount:

The "***Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Net WAC Rate for the Offered Certificates

Period	Dist Date	Net WAC Rate[1,2]	Effective Net WAC Rate[2] [3]	Period	Dist Date	Net WAC Rate[1,2]	Effective Net WAC Rate[2] [3]
1	9/25/2005	5.01	10.25	42	2/25/2009	10.35	10.35
2	10/25/2005	6.35	10.25	43	3/25/2009	11.44	11.44
3	11/25/2005	6.14	10.25	44	4/25/2009	10.33	10.33
4	12/25/2005	6.35	10.25	45	5/25/2009	10.66	10.66
5	1/25/2006	6.14	10.25	46	6/25/2009	10.30	10.30
6	2/25/2006	6.14	10.25	47	7/25/2009	10.69	10.69
7	3/25/2006	6.80	10.25	48	8/25/2009	10.33	10.33
8	4/25/2006	6.14	10.25	49	9/25/2009	10.32	10.32
9	5/25/2006	6.35	10.25	50	10/25/2009	10.65	10.65
10	6/25/2006	6.14	10.25	51	11/25/2009	10.29	10.29
11	7/25/2006	6.25	10.25	52	12/25/2009	10.62	10.62
12	8/25/2006	6.05	10.25	53	1/25/2010	10.32	10.32
13	9/25/2006	6.05	10.25	54	2/25/2010	10.30	10.30
14	10/25/2006	6.25	10.25	55	3/25/2010	11.39	11.39
15	11/25/2006	6.04	10.25	56	4/25/2010	10.28	10.28
16	12/25/2006	6.25	10.25	57	5/25/2010	10.61	10.61
17	1/25/2007	6.05	10.25	58	6/25/2010	10.25	10.25
18	2/25/2007	6.05	10.25	59	7/25/2010	10.58	10.58
19	3/25/2007	6.69	10.25	60	8/25/2010	10.23	10.23
20	4/25/2007	6.05	10.25	61	9/25/2010	10.21	10.21
21	5/25/2007	6.25	10.25	62	10/25/2010	10.54	10.54
22	6/25/2007	6.05	10.25	63	11/25/2010	10.19	10.19
23	7/25/2007	8.58	10.25	64	12/25/2010	10.51	10.51
24	8/25/2007	8.30	10.25	65	1/25/2011	10.16	10.16
25	9/25/2007	8.29	10.25	66	2/25/2011	10.14	10.14
26	10/25/2007	8.56	10.25	67	3/25/2011	11.22	11.22
27	11/25/2007	8.28	10.25	68	4/25/2011	10.12	10.12
28	12/25/2007	8.55	10.25	69	5/25/2011	10.44	10.44
29	1/25/2008	9.03	10.25	70	6/25/2011	10.09	10.09
30	2/25/2008	9.02	10.25	71	7/25/2011	10.41	10.41
31	3/25/2008	9.38	10.25	72	8/25/2011	10.06	10.06
32	4/25/2008	8.77	10.25	73	9/25/2011	10.05	10.05
33	5/25/2008	9.05	10.25	74	10/25/2011	10.37	10.37
34	6/25/2008	8.75	10.25	75	11/25/2011	10.02	10.02
35	7/25/2008	9.96	10.25	76	12/25/2011	10.34	10.34
36	8/25/2008	9.63	10.25	77	1/25/2012	9.99	9.99
37	9/25/2008	9.62	10.25	78	2/25/2012	9.97	9.97
38	10/25/2008	9.93	10.25				
39	11/25/2008	9.60	10.25				
40	12/25/2008	9.91	10.25				
41	1/25/2009	10.36	10.36				

(1) Assumes 1-month LIBOR remains constant at 3.540% and is run at the pricing prepayment speed to call.
(2) Assumes 6-month LIBOR remains constant at 20.000% and is run at the pricing prepayment speed to call.
(3) Assumes 1-month LIBOR remains constant at 20.000% and payments are received from the Yield Maintenance Agreement.

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.59	3.04	2.64	2.25	1.92
MDUR (yr)	3.19	2.75	2.41	2.08	1.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	91	78	66	56

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.87	3.28	2.84	2.43	2.06
MDUR (yr)	3.36	2.91	2.55	2.21	1.90
First Prin Pay	1	1	1	1	1
Last Prin Pay	240	204	175	154	131

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.81
MDUR (yr)	1.19	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.81
MDUR (yr)	1.19	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Weighted Average Life Tables

Class A-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.57	2.24	2.00	1.78	1.61
MDUR (yr)	2.41	2.11	1.89	1.70	1.54
First Prin Pay	24	22	20	18	16
Last Prin Pay	37	32	28	25	22

Class A-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.57	2.24	2.00	1.78	1.61
MDUR (yr)	2.41	2.11	1.89	1.70	1.54
First Prin Pay	24	22	20	18	16
Last Prin Pay	37	32	28	25	22

Class A-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.92	4.12	3.50	2.87	2.36
MDUR (yr)	4.37	3.72	3.20	2.66	2.22
First Prin Pay	37	32	28	25	22
Last Prin Pay	93	77	66	55	35

Class A-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.92	4.12	3.50	2.87	2.36
MDUR (yr)	4.37	3.72	3.20	2.66	2.22
First Prin Pay	37	32	28	25	22
Last Prin Pay	93	77	66	55	35

Weighted Average Life Tables

Class A-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.93	7.40	6.33	5.34	4.38
MDUR (yr)	7.37	6.29	5.49	4.72	3.94
First Prin Pay	93	77	66	55	35
Last Prin Pay	110	91	78	66	56

Class A-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.08	9.19	7.81	6.57	5.40
MDUR (yr)	8.70	7.48	6.53	5.63	4.72
First Prin Pay	93	77	66	55	35
Last Prin Pay	233	196	167	143	121

Class A-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.23	4.62	4.24	4.18
MDUR (yr)	5.37	4.60	4.12	3.82	3.78
First Prin Pay	40	38	40	43	47
Last Prin Pay	110	91	78	66	56

Class A-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.75	5.05	4.61	4.49
MDUR (yr)	5.75	4.95	4.43	4.10	4.03
First Prin Pay	40	38	40	43	47
Last Prin Pay	194	162	139	120	101

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.23	4.60	4.15	3.96
MDUR (yr)	5.34	4.57	4.09	3.74	3.58
First Prin Pay	40	37	38	40	42
Last Prin Pay	110	91	78	66	56

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.72	5.01	4.50	4.25
MDUR (yr)	5.70	4.90	4.38	3.99	3.81
First Prin Pay	40	37	38	40	42
Last Prin Pay	187	156	133	114	96

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.57	4.08	3.79
MDUR (yr)	5.33	4.56	4.06	3.67	3.44
First Prin Pay	40	37	38	39	40
Last Prin Pay	110	91	78	66	56

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.75	5.65	4.93	4.38	4.04
MDUR (yr)	5.65	4.86	4.31	3.90	3.63
First Prin Pay	40	37	38	39	40
Last Prin Pay	170	142	121	103	87

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.57	4.05	3.72
MDUR (yr)	5.32	4.56	4.05	3.64	3.37
First Prin Pay	40	37	38	38	39
Last Prin Pay	110	91	78	66	56

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.59	4.88	4.30	3.93
MDUR (yr)	5.60	4.81	4.27	3.83	3.54
First Prin Pay	40	37	38	38	39
Last Prin Pay	153	127	108	92	77

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.56	4.04	3.70
MDUR (yr)	5.28	4.53	4.02	3.61	3.34
First Prin Pay	40	37	37	38	39
Last Prin Pay	110	91	78	66	56

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.63	5.55	4.82	4.26	3.89
MDUR (yr)	5.53	4.75	4.21	3.78	3.49
First Prin Pay	40	37	37	38	39
Last Prin Pay	147	122	104	88	74

Weighted Average Life Tables

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.55	4.04	3.67
MDUR (yr)	5.24	4.50	3.99	3.59	3.30
First Prin Pay	40	37	37	38	38
Last Prin Pay	110	91	78	66	56

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.49	4.77	4.22	3.82
MDUR (yr)	5.44	4.68	4.14	3.72	3.42
First Prin Pay	40	37	37	38	38
Last Prin Pay	139	115	98	83	70

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.55	4.02	3.66
MDUR (yr)	5.22	4.48	3.98	3.57	3.28
First Prin Pay	40	37	37	37	38
Last Prin Pay	110	91	78	66	56

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.45	5.40	4.69	4.14	3.75
MDUR (yr)	5.35	4.61	4.08	3.66	3.36
First Prin Pay	40	37	37	37	38
Last Prin Pay	130	108	92	78	66

Weighted Average Life Tables

Class M-7 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.23	5.22	4.54	4.00	3.64
MDUR (yr)	5.07	4.37	3.88	3.48	3.21
First Prin Pay	40	37	37	37	37
Last Prin Pay	110	91	78	66	56

Class M-7 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.26	4.58	4.02	3.66
MDUR (yr)	5.10	4.40	3.91	3.50	3.23
First Prin Pay	40	37	37	37	37
Last Prin Pay	119	99	84	71	60

Class M-8 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.01	4.36	3.84	3.48
MDUR (yr)	4.72	4.09	3.65	3.28	3.01
First Prin Pay	40	37	37	37	37
Last Prin Pay	106	88	75	63	54

Class M-8 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.01	4.36	3.84	3.48
MDUR (yr)	4.72	4.09	3.65	3.28	3.01
First Prin Pay	40	37	37	37	37
Last Prin Pay	106	88	75	63	54

Weighted Average Life Tables

Class M-9 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.14	4.33	3.80	3.40	3.18
MDUR (yr)	4.20	3.64	3.25	2.95	2.78
First Prin Pay	40	37	37	37	37
Last Prin Pay	86	72	61	52	44

Class M-9 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.14	4.33	3.80	3.40	3.18
MDUR (yr)	4.20	3.64	3.25	2.95	2.78
First Prin Pay	40	37	37	37	37
Last Prin Pay	86	72	61	52	44

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	3.540	3.800	1.49	1.49	42	4.342	4.416	3.39	3.05
2	3.666	3.871	2.49	2.36	43	4.353	4.428	3.79	3.52
3	3.772	3.926	2.36	2.13	44	4.367	4.440	3.39	3.03
4	3.852	3.966	2.48	2.18	45	4.383	4.451	3.52	3.17
5	3.886	3.997	2.36	2.01	46	4.397	4.460	3.39	2.99
6	3.909	4.027	2.36	1.98	47	4.406	4.468	3.52	3.19
7	3.955	4.058	2.74	2.35	48	4.415	4.476	3.39	3.02
8	3.988	4.085	2.35	1.90	49	4.423	4.483	3.39	3.02
9	4.007	4.111	2.48	2.02	50	4.431	4.490	3.52	3.17
10	4.037	4.136	2.35	1.85	51	4.438	4.497	3.39	3.00
11	4.064	4.161	2.37	1.86	52	4.445	4.503	3.52	3.15
12	4.089	4.185	2.25	1.69	53	4.452	4.509	3.39	3.02
13	4.118	4.209	2.24	1.66	54	4.458	4.515	3.39	3.01
14	4.139	4.228	2.37	1.78	55	4.464	4.522	3.78	3.48
15	4.157	4.240	2.24	1.62	56	4.469	4.529	3.39	3.00
16	4.182	4.244	2.36	1.74	57	4.474	4.536	3.53	3.15
17	4.209	4.244	2.23	1.56	58	4.481	4.545	3.40	2.99
18	4.227	4.244	2.23	1.54	59	4.489	4.553	3.53	3.17
19	4.230	4.244	2.60	1.98	60	4.497	4.562	3.40	3.00
20	4.209	4.247	2.22	1.55	61	4.506	4.570	3.40	3.00
21	4.182	4.256	2.34	1.72	62	4.514	4.578	3.53	3.15
22	4.183	4.273	2.21	1.57	63	4.522	4.587	3.40	2.98
23	4.206	4.293	3.76	3.48	64	4.531	4.595	3.54	3.13
24	4.227	4.311	3.62	3.30	65	4.539	4.603	3.41	3.00
25	4.248	4.326	3.61	3.27	66	4.547	4.612	3.41	3.00
26	4.266	4.340	3.73	3.40	67	4.555	4.620	3.80	3.48
27	4.283	4.350	3.59	3.21	68	4.563	4.628	3.42	2.99
28	4.298	4.358	3.71	3.35	69	4.571	4.636	3.55	3.14
29	4.310	4.363	3.57	3.22	70	4.579	4.644	3.43	2.98
30	4.319	4.366	3.57	3.20	71	4.587	4.652	3.56	3.17
31	4.326	4.366	3.57	3.25	72	4.595	4.660	3.44	3.01
32	4.329	4.365	3.30	2.92	73	4.603	4.668	3.44	3.00
33	4.330	4.364	3.42	3.07	74	4.611	4.676	3.58	3.16
34	4.327	4.363	3.28	2.91	75	4.619	4.684	3.45	3.00
35	4.324	4.363	3.51	3.19	76	4.627	4.692	3.59	3.15
36	4.322	4.365	3.37	3.03	77	4.635	4.700	3.46	3.02
37	4.321	4.368	3.36	3.02	78	4.643	4.708	3.47	3.02
38	4.322	4.374	3.51	3.19					
39	4.324	4.381	3.38	3.04					
40	4.328	4.391	3.52	3.19					
41	4.334	4.403	3.39	3.06					

(1) Assumes the pricing prepayment speed to call.
(2) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee, Trustee Fee and PMI Insurer Fee), less aggregate interest on the Certificates divided by (b) aggregate principal balance of the Mortgage Loans as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	A-6	M-1	M-2	M-3	M-4	M-5
Rating (M/S/F)	NR/AAA/AAA	NR/AA+/AA+	NR/AA/AA	NR/AA-/AA-	NR/A+/A+	NR/A/A
Loss Severity	20%	20%	20%	20%	20%	20%
Default	60.32 CDR	36.05 CDR	24.30 CDR	21.81 CDR	19.05 CDR	16.84 CDR
Collateral Loss	16.24%	12.73%	10.07%	9.38%	8.55%	7.83%
Loss Severity	30%	30%	30%	30%	30%	30%
Default	31.19 CDR	20.98 CDR	15.03 CDR	13.67 CDR	12.11 CDR	10.82 CDR
Collateral Loss	17.60%	13.71%	10.80%	10.05%	9.15%	8.37%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	21.03 CDR	14.79 CDR	10.88 CDR	9.95 CDR	8.87 CDR	7.97 CDR
Collateral Loss	18.30%	14.23%	11.20%	10.42%	9.48%	8.66%

Class	M-6	M-7	M-8	M-9
Rating (M/S/F)	NR/A-/A-	NR/BBB+/BBB+	NR/BBB/BBB	NR/BBB-/BBB-
Loss Severity	20%	20%	20%	20%
Default	14.60 CDR	12.59 CDR	10.74 CDR	9.34 CDR
Collateral Loss	7.05%	6.29%	5.54%	4.95%
Loss Severity	30%	30%	30%	30%
Default	9.49 CDR	8.26 CDR	7.12 CDR	6.27 CDR
Collateral Loss	7.52%	6.69%	5.90%	5.28%
Loss Severity	40%	40%	40%	40%
Default	7.02 CDR	6.15 CDR	5.32 CDR	4.71 CDR
Collateral Loss	7.77%	6.92%	6.08%	5.45%

Assumptions

Assumptions
12 Month Delay
Forward LIBOR
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

RBS Greenwich Capital

Total Statistical Mortgage Loan Statistics

As of the Cut-off Date

Characteristics	Total	ARM	Fixed Rate
Scheduled Principal Balance	$1,000,000,000	$837,892,907	$162,107,093
Average Scheduled Principal Balance	$186,150	$196,366	$146,703
Number of Mortgage Loans	5,372	4,267	1,105
Weighted Average Gross Coupon	7.374%	7.309%	7.706%
Weighted Average FICO Score	613	610	627
Weighted Average Combined Original LTV	78.52%	79.07%	75.66%
Weighted Average Original Term	358 months	360 months	348 months
Weighted Average Stated Remaining Term	356 months	358 months	346 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.360%	5.360%	0.000%
Weighted Average Minimum Interest Rate	7.304%	7.304%	0.000%
Weighted Average Maximum Interest Rate	13.333%	13.333%	0.000%
Weighted Average Initial Rate Cap	2.988%	2.988%	0.000%
Weighted Average Subsequent Rate Cap	1.013%	1.013%	0.000%
Weighted Average Months to Roll	23 months	23 months	months
ARM	83.79%	100.00%	0.00%
Fixed Rate	16.21%	0.00%	100.00%
15/15 6 Mo LIBOR ARM	0.01%	0.02%	0.00%
2/13 6 Mo LIBOR ARM	0.09%	0.10%	0.00%
2/28 6 Mo LIBOR ARM	59.70%	71.25%	0.00%
3/12 6 Mo LIBOR ARM	0.01%	0.01%	0.00%
3/27 6 Mo LIBOR ARM	4.00%	4.77%	0.00%
5YR IO 2/28 6 Mo LIBOR ARM	18.36%	21.92%	0.00%
5YR IO 3/27 6 Mo LIBOR ARM	1.46%	1.75%	0.00%
6 Mo LIBOR ARM 30 Yr	0.16%	0.19%	0.00%
Fixed Rate 10 Yr	0.04%	0.00%	0.27%
Fixed Rate 15 Yr	0.73%	0.00%	4.53%
Fixed Rate 15 Yr Rate Reduction	0.01%	0.00%	0.03%
Fixed Rate 20 Yr	0.36%	0.00%	2.24%
Fixed Rate 20 Yr Rate Reduction	0.02%	0.00%	0.12%
Fixed Rate 30 Yr	14.20%	0.00%	87.58%
Fixed Rate 30 Yr 5YR IO	0.61%	0.00%	3.77%
Fixed Rate 30 Yr Rate Reduction	0.24%	0.00%	1.47%
Interest Only	20.44%	23.66%	3.77%
Not Interest Only	79.56%	76.34%	96.23%

Prepay Penalty: 0 months	29.28%	30.02%	25.41%
Prepay Penalty: 12 months	9.58%	6.56%	25.18%
Prepay Penalty: 24 months	50.58%	59.51%	4.42%
Prepay Penalty: 30 months	0.10%	0.04%	0.39%
Prepay Penalty: 36 months	10.47%	3.86%	44.61%
First Lien	99.00%	100.00%	93.81%
Second Lien	1.00%	0.00%	6.19%
Business Bank Statements	0.02%	0.03%	0.00%
Full Documentation	57.07%	56.30%	61.05%
Lite Documentation	0.69%	0.62%	1.07%
No Documentation	1.22%	1.13%	1.71%
Stated Income Documentation	40.99%	41.92%	36.16%
Cash Out Refinance	66.75%	65.39%	73.78%
Purchase	26.36%	27.83%	18.80%
Rate/Term Refinance	6.89%	6.79%	7.43%
2-4 Units Attached	1.39%	1.10%	2.86%
2-4 Units Detached	8.63%	7.99%	11.92%
Condo High-Rise Attached	0.45%	0.49%	0.24%
Condo Low-Rise Attached	4.48%	4.62%	3.77%
Condo Low-Rise Detached	0.03%	0.01%	0.14%
Manufactured Housing	1.00%	0.77%	2.19%
PUD Attached	0.53%	0.51%	0.61%
PUD Detached	9.79%	10.54%	5.87%
Single Family Attached	1.06%	1.11%	0.76%
Single Family Detached	72.65%	72.85%	71.64%
Non-owner	6.07%	5.76%	7.68%
Primary	92.13%	92.44%	90.54%
Second Home	1.79%	1.80%	1.78%
Top 5 States	CA 21.86%	CA 23.77%	NY 24.37%
	NY 10.60%	MA 10.13%	CA 11.98%
	MA 9.59%	NY 7.93%	TX 9.69%
	FL 6.71%	FL 6.80%	MA 6.77%
	TX 5.34%	NJ 4.62%	FL 6.29%

		Minimum	Maximum
Scheduled Principal Balance	$1,000,000,000	$49,720	$1,349,178
Average Scheduled Principal Balance	$186,150		
Number of Mortgage Loans	5,372		
Weighted Average Gross Coupon	7.374%	4.300%	13.340%
Weighted Average FICO Score	613	500	804
Weighted Average Combined Original LTV	78.52%	13.18%	100.00%
Weighted Average Original Term	358 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	118 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.360%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.304%	4.300%	12.600%
Weighted Average Maximum Interest Rate	13.333%	10.300%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.013%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	178 months
Maturity Date		Jun 1 2015	Jun 1 2035
Maximum Zip Code Concentration	0.26%	10466	
ARM	83.79%		
Fixed Rate	16.21%		
15/15 6 Mo LIBOR ARM	0.01%		
2/13 6 Mo LIBOR ARM	0.09%		
2/28 6 Mo LIBOR ARM	59.70%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.00%		
5YR IO 2/28 6 Mo LIBOR ARM	18.36%		
5YR IO 3/27 6 Mo LIBOR ARM	1.46%		
6 Mo LIBOR ARM 30 Yr	0.16%		
Fixed Rate 10 Yr	0.04%		
Fixed Rate 15 Yr	0.73%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.36%		
Fixed Rate 20 Yr Rate Reduction	0.02%		
Fixed Rate 30 Yr	14.20%		
Fixed Rate 30 Yr 5YR IO	0.61%		
Fixed Rate 30 Yr Rate Reduction	0.24%		
Interest Only	20.44%		
Not Interest Only	79.56%		

Prepay Penalty: 0 months	29.28%
Prepay Penalty: 12 months	9.58%
Prepay Penalty: 24 months	50.58%
Prepay Penalty: 30 months	0.10%
Prepay Penalty: 36 months	10.47%
First Lien	99.00%
Second Lien	1.00%
Business Bank Statements	0.02%
Full Documentation	57.07%
Lite Documentation	0.69%
No Documentation	1.22%
Stated Income Documentation	40.99%
Cash Out Refinance	66.75%
Purchase	26.36%
Rate/Term Refinance	6.89%
2-4 Units Attached	1.39%
2-4 Units Detached	8.63%
Condo High-Rise Attached	0.45%
Condo Low-Rise Attached	4.48%
Condo Low-Rise Detached	0.03%
Manufactured Housing	1.00%
PUD Attached	0.53%
PUD Detached	9.79%
Single Family Attached	1.06%
Single Family Detached	72.65%
Non-owner	6.07%
Primary	92.13%
Second Home	1.79%
Top 5 States:	
California	21.86%
New York	10.60%
Massachusetts	9.59%
Florida	6.71%
Texas	5.34%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	35	1,748,054.88	0.17%	9.364	334	68.29	581
50,000.01 - 100,000.00	1,373	102,845,025.09	10.28%	8.596	349	78.61	602
100,000.01 - 150,000.00	1,290	160,917,521.58	16.09%	7.747	355	78.27	608
150,000.01 - 200,000.00	917	159,883,111.74	15.99%	7.361	356	76.57	606
200,000.01 - 250,000.00	588	131,686,754.90	13.17%	7.203	357	78.54	606
250,000.01 - 300,000.00	383	105,223,061.11	10.52%	7.199	358	78.96	611
300,000.01 - 350,000.00	277	89,853,628.10	8.99%	7.048	357	79.14	616
350,000.01 - 400,000.00	165	61,984,734.97	6.20%	6.957	358	78.89	619
400,000.01 - 450,000.00	110	46,737,216.87	4.67%	6.973	358	80.38	629
450,000.01 - 500,000.00	72	34,216,257.76	3.42%	6.900	358	81.75	634
500,000.01 - 550,000.00	49	25,716,649.93	2.57%	6.835	358	82.93	640
550,000.01 - 600,000.00	41	23,823,963.67	2.38%	7.301	358	82.84	616
600,000.01 - 650,000.00	19	11,914,022.12	1.19%	6.679	358	78.28	614
650,000.01 - 700,000.00	13	8,667,124.02	0.87%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,365.53	1.17%	6.741	347	69.86	634
750,000.01 - 800,000.00	6	4,710,266.21	0.47%	6.509	358	75.54	601
800,000.01 - 850,000.00	2	1,667,952.30	0.17%	5.800	358	65.97	627
850,000.01 - 900,000.00	1	897,520.25	0.09%	6.500	358	83.72	676
900,000.01 - 950,000.00	4	3,684,457.95	0.37%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,071.54	0.30%	7.190	358	72.34	594
1,000,000.01+	8	9,116,239.48	0.91%	6.295	358	74.22	649
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.02%	4.300	358	77.72	772
4.500 - 4.999	17	5,455,384.59	0.55%	4.917	358	75.36	688
5.000 - 5.499	83	23,389,446.14	2.34%	5.259	358	76.00	668
5.500 - 5.999	335	91,979,711.65	9.20%	5.808	357	75.11	657
6.000 - 6.499	483	115,873,751.03	11.59%	6.279	356	76.72	638
6.500 - 6.999	940	208,002,754.77	20.80%	6.768	356	78.20	629
7.000 - 7.499	696	141,982,882.54	14.20%	7.250	357	79.46	613
7.500 - 7.999	908	163,457,515.34	16.35%	7.749	356	80.16	601
8.000 - 8.499	497	73,475,956.55	7.35%	8.229	356	80.55	590
8.500 - 8.999	579	83,127,560.75	8.31%	8.727	354	80.00	571
9.000 - 9.499	250	31,880,564.61	3.19%	9.238	355	79.17	558
9.500 - 9.999	232	25,309,275.67	2.53%	9.721	352	79.92	557
10.000 -10.499	128	14,056,944.43	1.41%	10.211	355	78.42	554
10.500 -10.999	106	10,525,456.71	1.05%	10.759	349	76.60	554
11.000 -11.499	60	5,918,681.39	0.59%	11.218	355	76.26	544
11.500 -11.999	44	3,953,918.33	0.40%	11.738	356	74.40	538
12.000 -12.499	9	1,061,448.97	0.11%	12.164	358	68.86	523
12.500 -12.999	3	294,223.58	0.03%	12.636	358	52.12	529
13.000 -13.499	1	60,496.50	0.01%	13.340	358	90.00	557
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	476	80,531,340.78	8.05%	8.748	357	72.87	512
525-549	509	90,462,685.57	9.05%	8.301	356	74.09	538
550-574	581	103,806,863.29	10.38%	7.862	357	75.66	562
575-599	816	139,996,737.19	14.00%	7.504	356	78.22	588
600-624	911	164,439,393.78	16.44%	7.186	356	79.83	612
625-649	803	154,471,226.58	15.45%	6.932	356	79.66	637
650-674	508	100,361,417.33	10.04%	6.802	355	80.48	662
675-699	344	77,190,865.43	7.72%	6.680	356	82.37	685
700+	368	80,676,873.68	8.07%	6.612	354	82.74	730
None	56	8,062,596.37	0.81%	8.337	356	74.03	0
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	199	28,350,756.95	2.84%	7.189	349	40.04	596
50.00- 54.99	97	17,435,538.01	1.74%	7.111	354	52.52	590
55.00- 59.99	127	25,664,400.39	2.57%	7.366	354	57.54	584
60.00- 64.99	230	45,228,186.88	4.52%	7.258	357	62.46	585
65.00- 69.99	335	71,191,970.58	7.12%	7.389	354	67.05	590
70.00- 74.99	359	75,883,694.45	7.59%	7.343	356	71.86	589
75.00- 79.99	468	93,564,903.97	9.36%	7.451	355	76.45	595
80.00	1,772	297,132,300.03	29.71%	7.211	357	80.00	621
80.01- 84.99	169	35,263,139.63	3.53%	7.317	358	83.38	621
85.00- 89.99	467	92,811,105.89	9.28%	7.478	357	85.96	617
90.00- 94.99	627	133,645,799.50	13.36%	7.413	356	90.43	636
95.00- 99.99	448	75,740,254.32	7.57%	7.805	357	95.06	629
100.00	74	8,087,949.40	0.81%	8.850	354	100.00	652
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,608.31	0.04%	8.922	118	70.06	571
180	79	8,317,784.44	0.83%	7.743	178	70.51	635
240	40	3,828,934.12	0.38%	8.206	238	75.69	626
360	5,247	987,422,673.13	98.74%	7.367	358	78.60	612
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,608.31	0.04%	8.922	118	70.06	571
121-180	79	8,317,784.44	0.83%	7.743	178	70.51	635
181-240	40	3,828,934.12	0.38%	8.206	238	75.69	626
301-360	5,247	987,422,673.13	98.74%	7.367	358	78.60	612
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	218	30,475,274.57	3.05%	7.638	351	77.06	610
20.01 -25.00	260	37,762,516.15	3.78%	7.506	355	75.89	608
25.01 -30.00	406	62,507,575.17	6.25%	7.472	354	76.65	610
30.01 -35.00	614	105,040,936.26	10.50%	7.343	356	77.23	615
35.01 -40.00	744	137,186,318.24	13.72%	7.321	355	78.49	614
40.01 -45.00	1,043	197,452,934.57	19.75%	7.364	357	79.22	615
45.01 -50.00	1,184	241,937,024.47	24.19%	7.307	356	78.89	613
50.01 -55.00	610	125,797,390.51	12.58%	7.414	357	79.48	602
55.01 -60.00	126	26,406,364.19	2.64%	7.416	355	79.79	604
60.01+	45	11,054,988.82	1.11%	7.666	356	79.67	608
None	122	24,378,677.05	2.44%	7.368	358	78.57	659
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	4,267	837,892,907.15	83.79%	7.309	358	79.07	610
Fixed Rate	1,105	162,107,092.85	16.21%	7.706	346	75.66	627
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,934.51	0.01%	8.000	358	95.00	684
2/13 6 Mo LIBOR ARM	10	868,394.73	0.09%	7.990	178	75.30	583
2/28 6 Mo LIBOR ARM	3,333	596,986,327.10	59.70%	7.581	358	78.43	597
3/12 6 Mo LIBOR ARM	1	50,912.04	0.01%	9.650	178	90.00	562
3/27 6 Mo LIBOR ARM	207	39,961,041.00	4.00%	7.079	358	78.33	623
5YR IO 2/28 6 Mo LIBOR ARM	653	183,635,042.14	18.36%	6.554	358	81.18	644
5YR IO 3/27 6 Mo LIBOR ARM	53	14,629,425.23	1.46%	6.312	358	79.24	651
6 Mo LIBOR ARM 30 Yr	9	1,632,830.40	0.16%	7.067	358	82.67	625
Fixed Rate 10 Yr	6	430,608.31	0.04%	8.922	118	70.06	571
Fixed Rate 15 Yr	67	7,346,716.50	0.73%	7.680	178	69.76	641
Fixed Rate 15 Yr Rate Reduction	1	51,761.17	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	38	3,636,366.99	0.36%	8.168	238	75.34	626
Fixed Rate 20 Yr Rate Reduction	2	192,567.13	0.02%	8.928	238	82.41	624
Fixed Rate 30 Yr	952	141,966,136.22	14.20%	7.717	358	76.26	625
Fixed Rate 30 Yr 5YR IO	20	6,104,461.44	0.61%	6.599	358	71.50	679
Fixed Rate 30 Yr Rate Reduction	19	2,378,475.09	0.24%	8.907	358	69.55	559
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	726	204,368,928.81	20.44%	6.538	358	80.76	646
Not Interest Only	4,646	795,631,071.19	79.56%	7.588	355	77.94	604
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,628	292,756,655.90	29.28%	7.600	355	76.94	604
Prepay Penalty: 12 months	355	95,783,326.43	9.58%	7.090	356	77.09	630
Prepay Penalty: 24 months	2,683	505,833,884.34	50.58%	7.276	358	79.84	611
Prepay Penalty: 30 months	5	968,859.14	0.10%	8.036	358	86.40	584
Prepay Penalty: 36 months	701	104,657,274.19	10.47%	7.463	350	77.76	628
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,244	989,973,252.07	99.00%	7.344	356	78.42	613
Second Lien	128	10,026,747.93	1.00%	10.325	348	88.19	618
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,530.51	0.02%	6.450	358	80.00	655
Full Documentation	3,445	570,707,210.22	57.07%	7.413	356	79.48	603
Lite Documentation	26	6,940,953.29	0.69%	7.475	356	81.60	627
No Documentation	65	12,222,578.50	1.22%	7.150	357	79.24	703
Stated Income Documentation	1,835	409,895,727.48	40.99%	7.325	356	77.10	623
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,386	667,479,228.76	66.75%	7.360	355	76.65	604
Purchase	1,619	263,619,431.00	26.36%	7.287	357	83.12	640
Rate/Term Refinance	367	68,901,340.24	6.89%	7.835	356	78.96	589
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	57	13,881,497.80	1.39%	7.264	354	77.67	645
2-4 Units Detached	365	86,275,437.95	8.63%	7.392	356	78.45	635
Condo High-Rise Attached	17	4,475,459.82	0.45%	7.049	358	81.14	623
Condo Low-Rise Attached	255	44,809,386.99	4.48%	7.246	358	79.15	626
Condo Low-Rise Detached	2	331,957.24	0.03%	6.864	358	90.40	550
Manufactured Housing	89	9,978,596.11	1.00%	7.415	352	80.19	650
PUD Attached	39	5,260,829.59	0.53%	7.485	358	80.39	614
PUD Detached	439	97,864,077.97	9.79%	7.274	357	81.03	620
Single Family Attached	71	10,573,696.47	1.06%	7.619	358	77.21	599
Single Family Detached	4,038	726,549,060.06	72.65%	7.392	356	78.12	607
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	387	60,720,401.19	6.07%	7.955	355	81.38	650
Primary	4,903	921,345,354.90	92.13%	7.337	356	78.29	610
Second Home	82	17,934,243.91	1.79%	7.272	355	80.14	643
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	352	63,923,667.92	6.39%	7.898	356	74.45	554
AA	633	119,956,504.32	12.00%	7.703	356	78.92	581
AA+	3,834	720,444,405.72	72.04%	7.080	356	79.75	631
B	297	51,912,747.77	5.19%	8.395	357	73.46	545
C	127	22,625,145.29	2.26%	9.016	356	71.72	548
CC	113	18,388,380.76	1.84%	9.982	358	63.88	541
NG	16	2,749,148.22	0.27%	7.462	358	81.95	630
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	1,409	311,781,259.84	31.18%	7.086	356	74.45	625
Radian	3,963	688,218,740.16	68.82%	7.504	356	80.36	607
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	43	4,375,008.89	0.44%	8.371	348	83.66	605
Arizona	111	18,391,276.28	1.84%	7.348	358	81.60	615
Arkansas	16	2,282,017.03	0.23%	8.440	358	85.90	577
California	764	218,576,169.23	21.86%	6.891	357	76.84	616
Colorado	122	20,965,547.73	2.10%	6.940	357	84.03	618
Connecticut	117	22,367,453.31	2.24%	7.343	356	79.77	612
Delaware	10	1,376,059.50	0.14%	7.709	351	80.23	594
District of Columbia	1	113,049.85	0.01%	10.300	358	65.00	540
Florida	437	67,130,915.32	6.71%	7.642	356	79.07	617
Georgia	155	20,635,110.15	2.06%	8.331	356	81.72	608
Hawaii	32	12,182,776.73	1.22%	6.903	357	79.06	631
Idaho	24	2,984,116.74	0.30%	7.585	349	84.26	622
Illinois	194	31,299,324.29	3.13%	7.954	357	80.68	588
Indiana	48	4,971,399.74	0.50%	8.113	358	83.61	616
Iowa	18	1,833,506.68	0.18%	8.727	358	82.99	580
Kansas	9	776,247.75	0.08%	8.223	346	91.43	616
Kentucky	39	4,308,954.75	0.43%	7.524	358	81.09	611
Louisiana	32	3,966,140.40	0.40%	7.752	349	81.01	617
Maine	53	8,082,238.07	0.81%	7.288	358	78.99	616
Maryland	102	18,772,283.95	1.88%	7.766	356	77.45	596
Massachusetts	390	95,891,551.81	9.59%	7.024	357	74.88	607
Michigan	225	27,253,280.42	2.73%	7.803	355	81.47	602
Minnesota	54	10,127,701.11	1.01%	7.568	358	82.09	603
Mississippi	9	1,162,911.50	0.12%	8.574	350	84.84	592
Missouri	65	7,177,116.75	0.72%	8.164	358	80.93	606
Montana	7	1,105,471.59	0.11%	7.712	358	79.39	623
Nebraska	9	950,045.05	0.10%	8.502	358	86.64	579
Nevada	99	21,994,962.09	2.20%	7.303	358	78.64	610
New Hampshire	55	9,126,288.80	0.91%	7.072	354	77.75	612
New Jersey	201	44,656,293.63	4.47%	7.498	357	76.55	604
New York	419	105,971,819.04	10.60%	7.229	356	76.90	630
North Carolina	131	15,322,500.85	1.53%	8.148	356	81.20	599
North Dakota	2	218,716.90	0.02%	8.643	317	71.05	561
Ohio	166	19,705,591.29	1.97%	7.651	356	84.28	621
Oklahoma	20	1,737,985.45	0.17%	8.443	352	84.12	611
Oregon	43	7,114,380.51	0.71%	7.497	358	80.91	623
Pennsylvania	160	20,957,866.44	2.10%	7.467	354	81.23	618
Rhode Island	77	15,442,878.33	1.54%	7.116	355	73.95	610
South Carolina	47	6,065,990.21	0.61%	7.541	353	79.43	619
Tennessee	77	7,897,393.84	0.79%	8.359	352	82.08	603
Texas	422	53,435,227.38	5.34%	7.958	347	79.96	603
Utah	31	4,370,228.06	0.44%	6.656	358	81.88	637

Continued on next page.

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	20	3,135,206.77	0.31%	7.256	343	78.61	628
Virginia	168	32,084,363.08	3.21%	7.718	355	79.12	606
Washington	87	13,553,621.22	1.36%	7.190	358	78.77	622
West Virginia	2	166,775.06	0.02%	8.582	358	78.07	552
Wisconsin	39	5,273,584.72	0.53%	7.913	358	82.59	624
Wyoming	20	2,710,651.71	0.27%	7.640	358	81.50	608
Total	**5,372**	**1,000,000,000.00**	**100.00%**	**7.374**	**356**	**78.52**	**613**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	2	1,176,216.36	0.14%	5.036	358	66.43	658
3.000 - 3.499	60	17,752,360.49	2.12%	5.501	358	73.75	684
3.500 - 3.999	187	49,686,814.07	5.93%	5.793	358	75.43	665
4.000 - 4.499	502	117,044,571.18	13.97%	6.309	358	75.68	644
4.500 - 4.999	718	155,912,531.58	18.61%	6.697	358	78.78	632
5.000 - 5.499	756	149,732,581.05	17.87%	7.172	358	81.09	616
5.500 - 5.999	698	128,900,372.14	15.38%	7.654	358	81.97	597
6.000 - 6.499	505	84,698,286.17	10.11%	8.061	358	81.36	579
6.500 - 6.999	381	65,156,005.43	7.78%	8.579	358	79.06	558
7.000 - 7.499	194	30,837,543.63	3.68%	8.991	357	77.95	545
7.500 - 7.999	116	17,102,085.06	2.04%	9.470	357	78.55	539
8.000 - 8.499	100	13,713,317.11	1.64%	10.494	357	75.83	533
8.500 - 8.999	29	3,486,534.21	0.42%	10.266	358	75.55	531
9.000 - 9.499	13	1,901,561.97	0.23%	10.918	358	63.03	537
9.500 - 9.999	5	629,807.15	0.08%	10.768	358	66.85	528
10.000 -10.499	1	162,319.55	0.02%	10.990	358	65.00	513
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	2	252,524.78	0.03%	4.607	358	74.77	758
4.500 - 4.999	17	5,455,384.59	0.65%	4.917	358	75.36	688
5.000 - 5.499	83	23,133,453.46	2.76%	5.269	358	77.04	666
5.500 - 5.999	281	79,330,476.62	9.47%	5.817	358	76.36	655
6.000 - 6.499	427	104,005,299.94	12.41%	6.290	358	77.67	635
6.500 - 6.999	763	172,133,210.72	20.54%	6.765	358	79.24	626
7.000 - 7.499	581	121,614,764.31	14.51%	7.245	358	80.05	609
7.500 - 7.999	740	136,435,282.79	16.28%	7.745	358	80.74	597
8.000 - 8.499	387	59,090,894.71	7.05%	8.225	358	81.45	584
8.500 - 8.999	447	68,122,478.87	8.13%	8.730	358	80.13	565
9.000 - 9.499	178	24,919,984.09	2.97%	9.235	358	77.46	548
9.500 - 9.999	171	20,360,601.21	2.43%	9.720	356	79.67	552
10.000 -10.499	76	9,731,625.23	1.16%	10.200	358	76.77	540
10.500 -10.999	51	6,266,007.90	0.75%	10.765	358	72.00	532
11.000 -11.499	35	4,049,614.15	0.48%	11.219	355	71.55	526
11.500 -11.999	20	1,918,421.20	0.23%	11.707	358	68.31	524
12.000 -12.499	7	938,519.85	0.11%	12.157	358	68.20	526
12.500 -12.999	1	134,362.73	0.02%	12.600	358	41.54	533
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,026.45	0.02%	4.300	358	77.72	772
10.500 -10.999	17	5,455,384.59	0.65%	4.917	358	75.36	688
11.000 -11.499	79	21,596,492.63	2.58%	5.263	358	76.83	668
11.500 -11.999	271	76,872,568.46	9.17%	5.799	358	76.08	655
12.000 -12.499	415	101,306,100.17	12.09%	6.267	357	77.64	636
12.500 -12.999	757	170,383,032.52	20.33%	6.761	358	79.30	627
13.000 -13.499	579	121,748,944.91	14.53%	7.219	358	80.03	610
13.500 -13.999	740	136,351,860.71	16.27%	7.712	358	80.73	597
14.000 -14.499	398	62,069,950.12	7.41%	8.159	358	81.23	584
14.500 -14.999	463	72,523,168.36	8.66%	8.668	358	80.29	568
15.000 -15.499	178	24,940,546.01	2.98%	9.217	358	77.44	548
15.500 -15.999	173	20,557,952.71	2.45%	9.694	356	79.81	553
16.000 -16.499	76	9,695,560.83	1.16%	10.159	358	77.06	539
16.500 -16.999	53	6,505,638.53	0.78%	10.673	358	72.60	531
17.000 -17.499	36	4,250,226.42	0.51%	11.157	355	71.40	527
17.500 -17.999	22	2,256,727.72	0.27%	11.584	358	67.40	524
18.000 -18.499	8	1,050,363.28	0.13%	12.061	358	67.79	525
18.500 -18.999	1	134,362.73	0.02%	12.600	358	41.54	533
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	22	5,056,538.25	0.60%	6.815	358	78.85	625
2.000	2	564,616.89	0.07%	6.696	358	65.64	559
3.000	4,242	832,047,758.42	99.30%	7.313	358	79.08	610
4.000	1	223,993.59	0.03%	6.625	358	80.00	0
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	4,190	817,710,735.36	97.59%	7.314	358	79.07	610
1.500	73	19,188,554.63	2.29%	7.101	358	79.22	598
2.000	4	993,617.16	0.12%	7.584	358	74.12	579
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	9	1,632,830.40	0.19%	7.067	358	82.67	625
06/01/07	3,996	781,489,763.97	93.27%	7.340	358	79.08	608
06/01/08	261	54,641,378.27	6.52%	6.876	358	78.81	630
06/01/20	1	128,934.51	0.02%	8.000	358	95.00	684
Total	**4,267**	**837,892,907.15**	**100.00%**	**7.309**	**358**	**79.07**	**610**

Group I Statistical Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$652,344,143	$49,720	$619,531
Average Scheduled Principal Balance	$154,584		
Number of Mortgage Loans	4,220		
Weighted Average Gross Coupon	7.512%	4.850%	12.880%
Weighted Average FICO Score	605	500	804
Weighted Average Combined Original LTV	77.54%	13.18%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	355 months	118 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.490%	2.950%	8.000%
Weighted Average Minimum Interest Rate	7.471%	4.375%	12.600%
Weighted Average Maximum Interest Rate	13.498%	10.850%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.010%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	178 months
Maturity Date		Jun 1 2015	Jun 1 2035
Maximum Zip Code Concentration	0.25%	92553	
ARM	80.93%		
Fixed Rate	19.07%		
15/15 6 Mo LIBOR ARM	0.02%		
2/13 6 Mo LIBOR ARM	0.13%		
2/28 6 Mo LIBOR ARM	64.25%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.35%		
5YR IO 2/28 6 Mo LIBOR ARM	10.80%		
5YR IO 3/27 6 Mo LIBOR ARM	1.23%		
6 Mo LIBOR ARM 30 Yr	0.14%		
Fixed Rate 10 Yr	0.07%		
Fixed Rate 15 Yr	0.99%		
Fixed Rate 20 Yr	0.47%		
Fixed Rate 20 Yr Rate Reduction	0.03%		
Fixed Rate 30 Yr	16.71%		
Fixed Rate 30 Yr 5YR IO	0.48%		
Fixed Rate 30 Yr Rate Reduction	0.32%		
Interest Only	12.51%		
Not Interest Only	87.49%		

Prepay Penalty: 0 months	32.95%
Prepay Penalty: 12 months	8.40%
Prepay Penalty: 24 months	46.21%
Prepay Penalty: 30 months	0.12%
Prepay Penalty: 36 months	12.32%
First Lien	99.69%
Second Lien	0.31%
Business Bank Statements	0.04%
Full Documentation	61.69%
Lite Documentation	0.32%
No Documentation	1.09%
Stated Income Documentation	36.86%
Cash Out Refinance	75.35%
Purchase	16.56%
Rate/Term Refinance	8.09%
2-4 Units Attached	1.64%
2-4 Units Detached	9.49%
Condo High-Rise Attached	0.30%
Condo Low-Rise Attached	4.56%
Condo Low-Rise Detached	0.02%
Manufactured Housing	1.31%
PUD Attached	0.68%
PUD Detached	7.41%
Single Family Attached	1.08%
Single Family Detached	73.50%
Non-owner	7.31%
Primary	91.05%
Second Home	1.64%
Top 5 States:	
California	15.01%
Massachusetts	10.65%
New York	9.38%
Florida	7.29%
Texas	5.82%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	27	1,348,283.78	0.21%	8.986	331	66.43	582
50,000.01 - 100,000.00	1,226	92,089,416.52	14.12%	8.459	349	78.05	603
100,000.01 - 150,000.00	1,226	153,212,097.96	23.49%	7.673	355	78.22	609
150,000.01 - 200,000.00	701	122,176,761.23	18.73%	7.372	355	75.34	599
200,000.01 - 250,000.00	441	99,000,901.90	15.18%	7.210	357	77.21	599
250,000.01 - 300,000.00	311	85,545,714.63	13.11%	7.248	357	77.99	603
300,000.01 - 350,000.00	218	70,713,218.04	10.84%	7.101	356	78.43	609
350,000.01 - 400,000.00	40	14,672,479.94	2.25%	6.935	358	77.64	627
400,000.01 - 450,000.00	18	7,591,648.19	1.16%	6.918	358	80.35	655
450,000.01 - 500,000.00	8	3,802,904.35	0.58%	7.384	358	86.67	627
500,000.01 - 550,000.00	2	1,011,971.06	0.16%	5.803	358	81.99	690
550,000.01 - 600,000.00	1	559,214.60	0.09%	7.900	358	80.00	672
600,000.01 - 650,000.00	1	619,531.29	0.09%	7.600	358	80.00	598
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	9	2,177,551.47	0.33%	4.942	358	73.13	678
5.000 - 5.499	49	10,978,828.11	1.68%	5.281	358	73.45	648
5.500 - 5.999	215	44,712,812.51	6.85%	5.821	356	72.26	654
6.000 - 6.499	329	63,528,766.10	9.74%	6.273	356	75.28	634
6.500 - 6.999	702	126,637,547.01	19.41%	6.761	355	76.44	621
7.000 - 7.499	573	98,764,280.63	15.14%	7.248	356	78.10	609
7.500 - 7.999	762	115,079,164.20	17.64%	7.749	356	79.32	600
8.000 - 8.499	440	58,106,520.93	8.91%	8.228	355	80.01	590
8.500 - 8.999	512	65,842,962.70	10.09%	8.734	353	79.69	570
9.000 - 9.499	219	25,643,975.24	3.93%	9.243	355	79.37	561
9.500 - 9.999	191	19,162,419.98	2.94%	9.708	351	79.37	558
10.000 -10.499	102	10,393,597.19	1.59%	10.229	355	78.50	554
10.500 -10.999	54	4,933,221.56	0.76%	10.755	345	73.28	545
11.000 -11.499	31	3,008,336.05	0.46%	11.195	354	74.49	535
11.500 -11.999	23	2,237,359.05	0.34%	11.694	358	69.87	525
12.000 -12.499	6	842,577.18	0.13%	12.170	358	66.86	528
12.500 -12.999	3	294,223.58	0.05%	12.636	358	52.12	529
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	393	60,673,510.29	9.30%	8.656	357	72.61	512
525-549	424	68,140,012.20	10.45%	8.280	356	73.23	538
550-574	488	75,793,893.54	11.62%	7.899	357	75.12	563
575-599	664	97,142,075.67	14.89%	7.583	355	77.76	587
600-624	720	109,752,117.75	16.82%	7.227	355	78.95	612
625-649	633	97,694,776.70	14.98%	7.070	355	79.04	637
650-674	369	56,085,405.68	8.60%	6.935	353	79.47	661
675-699	235	41,110,981.84	6.30%	6.786	355	81.59	685
700+	246	39,450,487.17	6.05%	6.850	354	82.68	730
None	48	6,500,882.65	1.00%	8.297	356	73.71	0
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	186	25,212,951.91	3.86%	7.240	348	40.10	590
50.00- 54.99	88	13,495,996.41	2.07%	7.251	353	52.31	585
55.00- 59.99	110	19,446,763.63	2.98%	7.374	352	57.34	579
60.00- 64.99	199	35,316,986.28	5.41%	7.188	356	62.34	590
65.00- 69.99	268	45,882,754.90	7.03%	7.531	355	67.00	586
70.00- 74.99	296	52,221,010.63	8.01%	7.378	355	71.65	587
75.00- 79.99	378	65,235,767.81	10.00%	7.437	355	76.52	594
80.00	1,325	176,111,766.56	27.00%	7.535	356	80.00	608
80.01- 84.99	133	24,949,312.53	3.82%	7.333	358	83.42	613
85.00- 89.99	377	60,400,391.58	9.26%	7.637	356	85.95	609
90.00- 94.99	473	80,681,505.27	12.37%	7.586	355	90.36	631
95.00- 99.99	355	50,698,828.16	7.77%	7.911	356	95.07	625
100.00	32	2,690,107.82	0.41%	8.416	355	100.00	664
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,608.31	0.07%	8.922	118	70.06	571
180	74	7,363,253.92	1.13%	7.822	178	70.08	625
240	32	3,253,359.12	0.50%	7.935	238	75.39	631
360	4,108	641,296,922.14	98.31%	7.506	358	77.64	605
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,608.31	0.07%	8.922	118	70.06	571
121-180	74	7,363,253.92	1.13%	7.822	178	70.08	625
181-240	32	3,253,359.12	0.50%	7.935	238	75.39	631
301-360	4,108	641,296,922.14	98.31%	7.506	358	77.64	605
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	193	23,462,071.34	3.60%	7.699	349	76.61	613
20.01 -25.00	231	28,636,437.93	4.39%	7.625	354	76.63	609
25.01 -30.00	359	48,454,847.04	7.43%	7.548	353	75.90	603
30.01 -35.00	503	73,274,193.41	11.23%	7.508	355	76.10	606
35.01 -40.00	595	88,232,592.12	13.53%	7.498	355	77.38	604
40.01 -45.00	804	127,216,010.42	19.50%	7.473	356	78.50	606
45.01 -50.00	887	152,647,260.30	23.40%	7.437	356	77.52	605
50.01 -55.00	468	79,551,303.95	12.19%	7.616	356	79.22	597
55.01 -60.00	95	17,322,776.12	2.66%	7.611	353	78.33	588
None	85	13,546,650.86	2.08%	7.424	357	76.07	656
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,314	527,938,476.31	80.93%	7.478	358	78.29	601
Fixed Rate	906	124,405,667.18	19.07%	7.660	345	74.34	623
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,934.51	0.02%	8.000	358	95.00	684
2/13 6 Mo LIBOR ARM	10	868,394.73	0.13%	7.990	178	75.30	583
2/28 6 Mo LIBOR ARM	2,739	419,147,508.45	64.25%	7.640	358	77.87	594
3/12 6 Mo LIBOR ARM	1	50,912.04	0.01%	9.650	178	90.00	562
3/27 6 Mo LIBOR ARM	171	28,353,293.77	4.35%	7.244	358	77.92	613
5YR IO 2/28 6 Mo LIBOR ARM	347	70,446,294.75	10.80%	6.702	358	80.98	635
5YR IO 3/27 6 Mo LIBOR ARM	38	8,002,214.78	1.23%	6.518	358	78.02	642
6 Mo LIBOR ARM 30 Yr	7	940,923.28	0.14%	7.940	358	80.30	604
Fixed Rate 10 Yr	6	430,608.31	0.07%	8.922	118	70.06	571
Fixed Rate 15 Yr	63	6,443,947.15	0.99%	7.785	178	69.21	631
Fixed Rate 20 Yr	30	3,060,791.99	0.47%	7.872	238	74.95	631
Fixed Rate 20 Yr Rate Reduction	2	192,567.13	0.03%	8.928	238	82.41	624
Fixed Rate 30 Yr	776	109,036,478.71	16.71%	7.643	358	74.55	622
Fixed Rate 30 Yr 5YR IO	13	3,142,435.15	0.48%	6.709	358	79.54	683
Fixed Rate 30 Yr Rate Reduction	16	2,098,838.74	0.32%	8.894	358	70.58	558
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	398	81,590,944.68	12.51%	6.684	358	80.63	638
Not Interest Only	3,822	570,753,198.81	87.49%	7.631	355	77.10	600
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,354	214,967,683.04	32.95%	7.624	354	76.48	599
Prepay Penalty: 12 months	251	54,781,405.90	8.40%	7.088	355	73.87	621
Prepay Penalty: 24 months	2,018	301,431,301.78	46.21%	7.490	358	79.02	602
Prepay Penalty: 30 months	4	801,095.24	0.12%	8.066	358	87.74	586
Prepay Penalty: 36 months	593	80,362,657.53	12.32%	7.583	348	77.22	625
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,188	650,352,506.37	99.69%	7.506	355	77.49	605
Second Lien	32	1,991,637.12	0.31%	9.695	343	92.30	652
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,530.51	0.04%	6.450	358	80.00	655
Full Documentation	2,830	402,447,774.22	61.69%	7.564	355	78.75	596
Lite Documentation	14	2,104,165.88	0.32%	7.819	358	77.88	619
No Documentation	47	7,126,354.03	1.09%	7.188	356	76.82	704
Stated Income Documentation	1,328	240,432,318.85	36.86%	7.433	355	75.54	617
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,895	491,527,877.44	75.35%	7.425	355	76.06	600
Purchase	1,007	108,010,957.36	16.56%	7.759	356	83.19	632
Rate/Term Refinance	318	52,805,308.69	8.09%	7.819	355	79.73	596
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	47	10,717,059.27	1.64%	7.249	352	74.67	630
2-4 Units Detached	295	61,893,803.03	9.49%	7.369	355	76.12	626
Condo High-Rise Attached	11	1,957,694.08	0.30%	7.218	358	76.07	605
Condo Low-Rise Attached	195	29,760,402.45	4.56%	7.409	358	77.90	611
Condo Low-Rise Detached	1	101,793.10	0.02%	5. 90	358	80.00	560
Manufactured Housing	81	8,543,462.33	1.31%	7.548	353	80.31	650
PUD Attached	35	4,455,579.03	0.68%	7.499	358	80.61	610
PUD Detached	283	48,345,470.72	7.41%	7.426	355	80.36	609
Single Family Attached	59	7,076,369.01	1.08%	7.795	358	80.88	595
Single Family Detached	3,213	479,492,510.47	73.50%	7.549	355	77.36	600
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	337	47,676,801.12	7.31%	7.999	354	80.59	646
Primary	3,814	593,953,603.21	91.05%	7.472	355	77.21	601
Second Home	69	10,713,739.16	1.64%	7.589	352	82.09	649
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	305	49,246,676.06	7.55%	7.894	355	73.89	553
AA	517	84,972,566.49	13.03%	7.746	356	77.79	575
AA+	2,957	449,858,101.96	68.96%	7.226	355	78.91	625
B	247	37,308,790.43	5.72%	8.422	356	73.21	544
C	98	16,407,219.16	2.52%	8.954	356	71.64	549
CC	85	13,244,224.14	2.03%	9.972	358	62.17	543
NG	11	1,306,565.25	0.20%	7.511	358	80.32	630
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	954	157,948,157.26	24.21%	7.221	355	69.84	615
Radian	3,266	494,395,986.23	75.79%	7.605	355	80.00	602
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	39	3,771,111.18	0.58%	8.532	346	84.10	599
Arizona	92	13,028,224.23	2.00%	7.414	358	82.09	618
Arkansas	13	1,564,161.76	0.24%	8.668	358	86.93	562
California	442	97,892,538.77	15.01%	7.073	357	72.45	600
Colorado	88	13,945,225.65	2.14%	6.900	356	84.30	617
Connecticut	96	15,087,641.00	2.31%	7.527	356	79.15	608
Delaware	8	986,511.64	0.15%	7.929	349	80.32	578
District of Columbia	1	113,049.85	0.02%	10.300	358	65.00	540
Florida	349	47,584,292.50	7.29%	7.691	356	78.79	613
Georgia	131	15,834,638.30	2.43%	8.327	355	82.14	611
Hawaii	20	5,378,734.06	0.82%	7.297	356	77.83	619
Idaho	22	2,394,619.36	0.37%	7.436	346	82.41	624
Illinois	175	26,453,020.94	4.06%	8.023	357	80.51	583
Indiana	42	4,123,223.89	0.63%	8.075	358	83.01	620
Iowa	17	1,656,196.61	0.25%	8.751	358	81.70	578
Kansas	9	776,247.75	0.12%	8.223	346	91.43	616
Kentucky	31	3,137,475.44	0.48%	7.533	358	80.17	614
Louisiana	28	3,262,338.25	0.50%	8.010	347	81.23	606
Maine	42	5,984,766.54	0.92%	7.254	358	78.66	616
Maryland	82	13,715,030.51	2.10%	7.750	355	75.86	593
Massachusetts	316	69,497,329.15	10.65%	7.065	357	74.25	600
Michigan	213	24,870,396.83	3.81%	7.851	355	81.22	600
Minnesota	40	6,444,374.12	0.99%	7.537	358	82.78	599
Mississippi	6	443,909.81	0.07%	9.827	336	87.98	574
Missouri	60	6,163,495.01	0.94%	8.235	358	80.76	607
Montana	5	848,397.09	0.13%	7.934	358	80.60	621
Nebraska	9	950,045.05	0.15%	8.502	358	86.64	579
Nevada	73	14,227,560.82	2.18%	7.269	358	77.89	607
New Hampshire	46	7,707,821.26	1.18%	7.058	354	78.10	612
New Jersey	162	31,304,243.68	4.80%	7.563	357	74.75	597
New York	291	61,218,846.84	9.38%	7.186	355	73.38	618
North Carolina	115	12,257,479.02	1.88%	8.117	355	81.72	602
North Dakota	2	218,716.90	0.03%	8.643	317	71.05	561
Ohio	146	16,170,797.90	2.48%	7.879	356	84.89	617
Oklahoma	17	1,454,619.69	0.22%	8.279	351	84.39	628
Oregon	29	3,713,386.40	0.57%	7.509	358	80.27	626
Pennsylvania	134	14,700,970.57	2.25%	7.682	353	81.57	608
Rhode Island	67	12,972,869.10	1.99%	7.157	354	72.57	611
South Carolina	44	5,174,037.81	0.79%	7.525	352	80.40	622
Tennessee	68	6,478,951.83	0.99%	8.517	351	82.61	598
Texas	358	37,960,106.38	5.82%	8.078	346	79.30	600
Utah	25	3,168,067.67	0.49%	6.779	358	82.63	626

Continued on next page.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	18	2,873,051.92	0.44%	7.284	342	78.50	627
Virginia	123	18,416,597.38	2.82%	7.930	354	79.33	593
Washington	73	9,851,805.79	1.51%	7.377	358	80.99	610
West Virginia	2	166,775.06	0.03%	8.582	358	78.07	552
Wisconsin	34	4,521,537.35	0.69%	8.035	358	82.27	614
Wyoming	17	1,878,904.83	0.29%	6.930	358	80.44	640
Total	**4,220**	**652,344,143.49**	**100.00%**	**7.512**	**355**	**77.54**	**605**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	168,745.17	0.03%	4.950	358	75.00	746
3.000 - 3.499	36	7,926,904.59	1.50%	5.569	358	69.67	656
3.500 - 3.999	103	19,275,238.47	3.65%	5.882	358	71.73	652
4.000 - 4.499	337	61,399,253.96	11.63%	6.310	357	73.83	639
4.500 - 4.999	539	92,240,583.00	17.47%	6.717	358	77.00	624
5.000 - 5.499	599	96,420,498.70	18.26%	7.221	358	80.34	612
5.500 - 5.999	588	91,285,071.56	17.29%	7.720	358	81.17	595
6.000 - 6.499	438	64,257,752.36	12.17%	8.116	357	80.50	575
6.500 - 6.999	334	49,685,798.96	9.41%	8.646	358	78.89	558
7.000 - 7.499	171	23,322,444.59	4.42%	9.078	357	78.63	551
7.500 - 7.999	107	14,615,772.08	2.77%	9.486	357	77.26	537
8.000 - 8.499	61	7,340,412.87	1.39%	10.885	356	73.42	528
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	58,498.33	0.01%	5.625	358	65.00	712
4.500 - 4.999	9	2,177,551.47	0.41%	4.942	358	73.13	678
5.000 - 5.499	49	10,978,828.11	2.08%	5.281	358	73.45	648
5.500 - 5.999	173	35,815,911.05	6.78%	5.847	358	74.29	649
6.000 - 6.499	283	54,754,707.41	10.37%	6.294	357	76.45	631
6.500 - 6.999	551	100,275,078.28	18.99%	6.760	358	77.43	615
7.000 - 7.499	470	81,822,969.07	15.50%	7.241	358	79.05	604
7.500 - 7.999	607	92,577,459.53	17.54%	7.746	358	80.25	596
8.000 - 8.499	343	46,493,954.42	8.81%	8.227	358	81.16	585
8.500 - 8.999	393	52,716,248.05	9.99%	8.735	358	79.99	564
9.000 - 9.499	160	20,153,493.17	3.82%	9.241	358	78.13	553
9.500 - 9.999	142	15,090,734.34	2.86%	9.705	356	79.06	554
10.000 -10.499	60	7,078,324.28	1.34%	10.216	358	76.74	542
10.500 -10.999	31	3,152,784.28	0.60%	10.750	358	71.44	537
11.000 -11.499	22	2,442,053.37	0.46%	11.192	353	72.16	527
11.500 -11.999	13	1,372,941.24	0.26%	11.697	358	67.06	521
12.000 -12.499	6	842,577.18	0.16%	12.170	358	66.86	528
12.500 -12.999	1	134,362.73	0.03%	12.600	358	41.54	533
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	9	2,177,551.47	0.41%	4.942	358	73.13	678
11.000 -11.499	49	10,978,828.11	2.08%	5.281	358	73.45	648
11.500 -11.999	166	34,592,271.63	6.55%	5.807	358	73.89	650
12.000 -12.499	271	52,057,558.22	9.86%	6.270	357	76.35	631
12.500 -12.999	546	99,074,082.77	18.77%	6.762	358	77.69	616
13.000 -13.499	466	80,750,453.28	15.30%	7.218	358	79.07	606
13.500 -13.999	608	92,775,989.02	17.57%	7.717	358	80.10	596
14.000 -14.499	353	49,244,345.67	9.33%	8.167	358	80.78	584
14.500 -14.999	407	55,476,620.90	10.51%	8.690	358	79.98	566
15.000 -15.499	160	20,174,055.09	3.82%	9.219	358	78.10	553
15.500 -15.999	144	15,303,390.93	2.90%	9.698	356	79.14	555
16.000 -16.499	61	7,268,759.71	1.38%	10.167	358	76.79	541
16.500 -16.999	31	3,094,092.03	0.59%	10.736	358	72.14	537
17.000 -17.499	22	2,442,053.37	0.46%	11.192	353	72.16	527
17.500 -17.999	14	1,551,484.20	0.29%	11.592	358	66.82	521
18.000 -18.499	6	842,577.18	0.16%	12.170	358	66.86	528
18.500 -18.999	1	134,362.73	0.03%	12.600	358	41.54	533
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	17	3,015,238.50	0.57%	7.087	358	74.97	601
2.000	2	564,616.89	0.11%	6.696	358	65.64	559
3.000	3,295	524,358,620.92	99.32%	7.481	358	78.33	601
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,269	518,016,324.61	98.12%	7.484	358	78.33	601
1.500	43	9,296,007.17	1.76%	7.163	358	76.74	587
2.000	2	626,144.53	0.12%	7.023	358	70.66	570
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	7	940,923.28	0.18%	7.940	358	80.30	604
06/01/07	3,096	490,462,197.93	92.90%	7.506	358	78.31	600
06/01/08	210	36,406,420.59	6.90%	7.088	358	77.96	619
06/01/20	1	128,934.51	0.02%	8.000	358	95.00	684
Total	**3,314**	**527,938,476.31**	**100.00%**	**7.478**	**358**	**78.29**	**601**

Group II Statistical Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$347,655,857	$49,931	$1,349,178
Average Scheduled Principal Balance	$301,785		
Number of Mortgage Loans	1,152		
Weighted Average Gross Coupon	7.113%	4.300%	13.340%
Weighted Average FICO Score	627	500	797
Weighted Average Combined Original LTV	80.35%	27.43%	100.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	178 months	358 months
Weighted Average Seasoning	2 months	2 months	2 months
Weighted Average Gross Margin	5.137%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.020%	4.300%	12.050%
Weighted Average Maximum Interest Rate	13.053%	10.300%	18.250%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.017%	1.000%	2.000%
Weighted Average Months to Roll	23 months	4 months	34 months
Maturity Date		Jun 1 2020	Jun 1 2035
Maximum Zip Code Concentration	0.52%	93065	
ARM	89.16%		
Fixed Rate	10.84%		
2/28 6 Mo LIBOR ARM	51.15%		
3/27 6 Mo LIBOR ARM	3.34%		
5YR IO 2/28 6 Mo LIBOR ARM	32.56%		
5YR IO 3/27 6 Mo LIBOR ARM	1.91%		
6 Mo LIBOR ARM 30 Yr	0.20%		
Fixed Rate 15 Yr	0.26%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.17%		
Fixed Rate 30 Yr	9.47%		
Fixed Rate 30 Yr 5YR IO	0.85%		
Fixed Rate 30 Yr Rate Reduction	0.08%		
Interest Only	35.32%		
Not Interest Only	64.68%		

Prepay Penalty: 0 months	22.38%
Prepay Penalty: 12 months	11.79%
Prepay Penalty: 24 months	58.79%
Prepay Penalty: 30 months	0.05%
Prepay Penalty: 36 months	6.99%
First Lien	97.69%
Second Lien	2.31%
Full Documentation	48.40%
Lite Documentation	1.39%
No Documentation	1.47%
Stated Income Documentation	48.74%
Cash Out Refinance	50.61%
Purchase	44.76%
Rate/Term Refinance	4.63%
2-4 Units Attached	0.91%
2-4 Units Detached	7.01%
Condo High-Rise Attached	0.72%
Condo Low-Rise Attached	4.33%
Condo Low-Rise Detached	0.07%
Manufactured Housing	0.41%
PUD Attached	0.23%
PUD Detached	14.24%
Single Family Attached	1.01%
Single Family Detached	71.06%
Non-owner	3.75%
Primary	94.17%
Second Home	2.08%
Top 5 States:	
California	34.71%
New York	12.87%
Massachusetts	7.59%
Florida	5.62%
Texas	4.45%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	8	399,771.10	0.11%	10.636	343	74.56	576
50,000.01 - 100,000.00	147	10,755,608.57	3.09%	9.771	349	83.42	593
100,000.01 - 150,000.00	64	7,705,423.62	2.22%	9.216	356	79.45	586
150,000.01 - 200,000.00	216	37,706,350.51	10.85%	7.325	358	80.55	629
200,000.01 - 250,000.00	147	32,685,853.00	9.40%	7.181	358	82.57	628
250,000.01 - 300,000.00	72	19,677,346.48	5.66%	6.985	358	83.18	645
300,000.01 - 350,000.00	59	19,140,410.06	5.51%	6.856	358	81.79	643
350,000.01 - 400,000.00	125	47,312,255.03	13.61%	6.964	358	79.28	616
400,000.01 - 450,000.00	92	39,145,568.68	11.26%	6.984	358	80.38	624
450,000.01 - 500,000.00	64	30,413,353.41	8.75%	6.840	358	81.14	635
500,000.01 - 550,000.00	47	24,704,678.87	7.11%	6.877	358	82.97	638
550,000.01 - 600,000.00	40	23,264,749.07	6.69%	7.286	358	82.91	614
600,000.01 - 650,000.00	18	11,294,490.83	3.25%	6.629	358	78.18	615
650,000.01 - 700,000.00	13	8,667,124.02	2.49%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,365.53	3.38%	6.741	347	69.86	634
750,000.01 - 800,000.00	6	4,710,266.21	1.35%	6.509	358	75.54	601
800,000.01 - 850,000.00	2	1,667,952.30	0.48%	5.800	358	65.97	627
850,000.01 - 900,000.00	1	897,520.25	0.26%	6.500	358	83.72	676
900,000.01 - 950,000.00	4	3,684,457.95	1.06%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,071.54	0.85%	7.190	358	72.34	594
1,000,000.01+	8	9,116,239.48	2.62%	6.295	358	74.22	649
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.06%	4.300	358	77.72	772
4.500 - 4.999	8	3,277,833.12	0.94%	4.900	358	76.84	695
5.000 - 5.499	34	12,410,618.03	3.57%	5.239	358	78.25	685
5.500 - 5.999	120	47,266,899.14	13.60%	5.795	358	77.80	661
6.000 - 6.499	154	52,344,984.93	15.06%	6.285	356	78.47	642
6.500 - 6.999	238	81,365,207.76	23.40%	6.779	358	80.95	642
7.000 - 7.499	123	43,218,601.91	12.43%	7.255	358	82.56	622
7.500 - 7.999	146	48,378,351.14	13.92%	7.747	358	82.15	603
8.000 - 8.499	57	15,369,435.62	4.42%	8.232	358	82.60	591
8.500 - 8.999	67	17,284,598.05	4.97%	8.701	357	81.15	575
9.000 - 9.499	31	6,236,589.37	1.79%	9.215	356	78.36	547
9.500 - 9.999	41	6,146,855.69	1.77%	9.762	356	81.62	556
10.000 -10.499	26	3,663,347.24	1.05%	10.161	355	78.17	555
10.500 -10.999	52	5,592,235.15	1.61%	10.762	353	79.53	561
11.000 -11.499	29	2,910,345.34	0.84%	11.243	355	78.08	553
11.500 -11.999	21	1,716,559.28	0.49%	11.796	354	80.31	555
12.000 -12.499	3	218,871.79	0.06%	12.141	358	76.56	504
13.000 -13.499	1	60,496.50	0.02%	13.340	358	90.00	557
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	83	19,857,830.49	5.71%	9.026	358	73.64	512
525-549	85	22,322,673.37	6.42%	8.367	358	76.71	537
550-574	93	28,012,969.75	8.06%	7.763	357	77.14	561
575-599	152	42,854,661.52	12.33%	7.326	358	79.27	588
600-624	191	54,687,276.03	15.73%	7.104	357	81.59	612
625-649	170	56,776,449.88	16.33%	6.695	358	80.73	637
650-674	139	44,276,011.65	12.74%	6.634	358	81.76	663
675-699	109	36,079,883.59	10.38%	6.560	358	83.26	686
700+	122	41,226,386.51	11.86%	6.385	355	82.79	730
None	8	1,561,713.72	0.45%	8.504	358	75.39	0
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	13	3,137,805.04	0.90%	6.778	358	39.51	642
50.00- 54.99	9	3,939,541.60	1.13%	6.632	358	53.22	609
55.00- 59.99	17	6,217,636.76	1.79%	7.344	358	58.18	602
60.00- 64.99	31	9,911,200.60	2.85%	7.505	357	62.88	565
65.00- 69.99	67	25,309,215.68	7.28%	7.132	35[illegible]	67.14	598
70.00- 74.99	63	23,662,683.82	6.81%	7.266	358	72.34	593
75.00- 79.99	90	28,329,136.16	8.15%	7.484	357	76.29	595
80.00	447	121,020,533.47	34.81%	6.739	358	80.00	641
80.01- 84.99	36	10,313,827.10	2.97%	7.278	357	83.27	642
85.00- 89.99	90	32,410,714.31	9.32%	7.182	358	85.98	631
90.00- 94.99	154	52,964,294.23	15.23%	7.150	358	90.55	643
95.00- 99.99	93	25,041,426.16	7.20%	7.590	358	95.02	636
100.00	42	5,397,841.58	1.55%	9.066	353	100.00	646
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	5	954,530.52	0.27%	7.131	178	73.87	713
240	8	575,575.00	0.17%	9.741	238	77.39	602
360	1,139	346,125,750.99	99.56%	7.109	358	80.37	627
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	5	954,530.52	0.27%	7.131	178	73.87	713
181-240	8	575,575.00	0.17%	9.741	238	77.39	602
301-360	1,139	346,125,750.99	99.56%	7.109	358	80.37	627
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	25	7,013,203.23	2.02%	7.432	358	78.54	600
20.01 -25.00	29	9,126,078.22	2.63%	7.129	357	73.58	604
25.01 -30.00	47	14,052,728.13	4.04%	7.211	357	79.25	634
30.01 -35.00	111	31,766,742.85	9.14%	6.961	358	79.84	636
35.01 -40.00	149	48,953,726.12	14.08%	7.002	355	80.50	631
40.01 -45.00	239	70,236,924.15	20.20%	7.168	358	80.52	630
45.01 -50.00	297	89,289,764.17	25.68%	7.084	358	81.23	628
50.01 -55.00	142	46,246,086.56	13.30%	7.066	358	79.91	609
55.01 -60.00	31	9,083,588.07	2.61%	7.046	358	82.58	632
60.01+	45	11,054,988.82	3.18%	7.666	356	79.67	608
None	37	10,832,026.19	3.12%	7.297	358	81.69	662
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	953	309,954,430.84	89.16%	7.022	358	80.39	625
Fixed Rate	199	37,701,425.67	10.84%	7.860	352	80.01	641
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	594	177,838,818.65	51.15%	7.442	358	79.77	606
3/27 6 Mo LIBOR ARM	36	11,607,747.23	3.34%	6.674	358	80.37	647
5YR IO 2/28 6 Mo LIBOR ARM	306	113,188,747.39	32.56%	6.461	358	81.31	650
5YR IO 3/27 6 Mo LIBOR ARM	15	6,627,210.45	1.91%	6.063	358	80.72	661
6 Mo LIBOR ARM 30 Yr	2	691,907.12	0.20%	5.880	358	85.89	654
Fixed Rate 15 Yr	4	902,769.35	0.26%	6.929	178	73.65	717
Fixed Rate 15 Yr Rate Reduction	1	51,761.17	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	8	575,575.00	0.17%	9.741	238	77.39	602
Fixed Rate 30 Yr	176	32,929,657.51	9.47%	7.962	358	81.92	636
Fixed Rate 30 Yr 5YR IO	7	2,962,026.29	0.85%	6.483	358	62.97	675
Fixed Rate 30 Yr Rate Reduction	3	279,636.35	0.08%	9.007	358	61.87	587
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	328	122,777,984.13	35.32%	6.440	358	80.84	651
Not Interest Only	824	224,877,872.38	64.68%	7.481	357	80.08	613
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	274	77,788,972.86	22.38%	7.533	356	78.22	620
Prepay Penalty: 12 months	104	41,001,920.53	11.79%	7.094	358	81.39	641
Prepay Penalty: 24 months	665	204,402,582.56	58.79%	6.962	358	81.04	625
Prepay Penalty: 30 months	1	167,763.90	0.05%	7.890	358	80.00	576
Prepay Penalty: 36 months	108	24,294,616.66	6.99%	7.068	356	79.57	637
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,056	339,620,745.70	97.69%	7.034	358	80.18	627
Second Lien	96	8,035,110.81	2.31%	10.481	349	87.17	609
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	615	168,259,436.00	48.40%	7.050	358	81.22	618
Lite Documentation	12	4,836,787.41	1.39%	7.326	356	83.22	630
No Documentation	18	5,096,224.47	1.47%	7.096	358	82.61	703
Stated Income Documentation	507	169,463,408.63	48.74%	7.170	357	79.32	633
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	491	175,951,351.32	50.61%	7.178	357	78.30	615
Purchase	612	155,608,473.64	44.76%	6.960	358	83.07	646
Rate/Term Refinance	49	16,096,031.55	4.63%	7.887	358	76.45	569
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	10	3,164,438.53	0.91%	7.315	358	87.84	695
2-4 Units Detached	70	24,381,634.92	7.01%	7.449	358	84.37	657
Condo High-Rise Attached	6	2,517,765.74	0.72%	6.917	358	85.08	638
Condo Low-Rise Attached	60	15,048,984.54	4.33%	6.925	358	81.60	655
Condo Low-Rise Detached	1	230,164.14	0.07%	7.250	358	95.00	545
Manufactured Housing	8	1,435,133.78	0.41%	6.620	350	79.48	651
PUD Attached	4	805,250.56	0.23%	7.409	358	79.19	633
PUD Detached	156	49,518,607.25	14.24%	7.125	358	81.68	630
Single Family Attached	12	3,497,327.46	1.01%	7.262	358	69.77	606
Single Family Detached	825	247,056,549.59	71.06%	7.088	357	79.61	620
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	50	13,043,600.07	3.75%	7.795	358	84.29	666
Primary	1,089	327,391,751.69	94.17%	7.093	357	80.26	625
Second Home	13	7,220,504.75	2.08%	6.801	358	77.25	634
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	47	14,676,991.86	4.22%	7.909	357	76.34	554
AA	116	34,983,937.83	10.06%	7.600	357	81.66	594
AA+	877	270,586,303.76	77.83%	6.838	357	81.14	642
B	50	14,603,957.34	4.20%	8.327	358	74.09	548
C	29	6,217,926.13	1.79%	9.179	357	71.93	546
CC	28	5,144,156.62	1.48%	10.006	358	68.30	534
NG	5	1,442,582.97	0.41%	7.418	358	83.43	631
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

MI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No MI	455	153,833,102.58	44.25%	6.947	356	79.18	636
Radian	697	193,822,753.93	55.75%	7.246	358	81.27	619
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	603,897.71	0.17%	7.366	358	80.95	645
Arizona	19	5,363,052.05	1.54%	7.187	358	80.41	609
Arkansas	3	717,855.27	0.21%	7.942	358	83.64	609
California	322	120,683,630.46	34.71%	6.744	358	80.40	629
Colorado	34	7,020,322.08	2.02%	7.020	358	83.49	619
Connecticut	21	7,279,812.31	2.09%	6.961	356	81.06	621
Delaware	2	389,547.86	0.11%	7.154	358	80.00	633
Florida	88	19,546,622.82	5.62%	7.522	358	79.75	627
Georgia	24	4,800,471.85	1.38%	8.342	358	80.34	597
Hawaii	12	6,804,042.67	1.96%	6.591	358	80.04	640
Idaho	2	589,497.38	0.17%	8.189	358	91.79	615
Illinois	19	4,846,303.35	1.39%	7.574	358	81.58	613
Indiana	6	848,175.85	0.24%	8.300	358	86.54	599
Iowa	1	177,310.07	0.05%	8.500	358	95.00	597
Kentucky	8	1,171,479.31	0.34%	7.497	358	83.55	604
Louisiana	4	703,802.15	0.20%	6.555	358	80.00	668
Maine	11	2,097,471.53	0.60%	7.385	358	79.94	616
Maryland	20	5,057,253.44	1.45%	7.810	358	81.76	604
Massachusetts	74	26,394,222.66	7.59%	6.916	358	76.52	626
Michigan	12	2,382,883.59	0.69%	7.300	358	84.12	621
Minnesota	14	3,683,326.99	1.06%	7.623	358	80.87	610
Mississippi	3	719,001.69	0.21%	7.800	358	82.90	604
Missouri	5	1,013,621.74	0.29%	7.731	358	81.94	605
Montana	2	257,074.50	0.07%	6.981	358	75.39	626
Nevada	26	7,767,401.27	2.23%	7.365	358	80.02	617
New Hampshire	9	1,418,467.54	0.41%	7.152	358	75.83	616
New Jersey	39	13,352,049.95	3.84%	7.344	358	80.77	621
New York	128	44,752,972.20	12.87%	7.287	357	81.70	645
North Carolina	16	3,065,021.83	0.88%	8.275	358	79.15	585
Ohio	20	3,534,793.39	1.02%	6.610	358	81.48	640
Oklahoma	3	283,365.76	0.08%	9.284	358	82.73	521
Oregon	14	3,400,994.11	0.98%	7.485	358	81.62	619
Pennsylvania	26	6,256,895.87	1.80%	6.962	358	80.43	639
Rhode Island	10	2,470,009.23	0.71%	6.901	358	81.20	605
South Carolina	3	891,952.40	0.26%	7.634	358	73.75	598
Tennessee	9	1,418,442.01	0.41%	7.640	358	79.66	625
Texas	64	15,475,121.00	4.45%	7.664	349	81.57	609
Utah	6	1,202,160.39	0.35%	6.332	358	79.88	666
Vermont	2	262,154.85	0.08%	6.952	358	79.80	632
Virginia	45	13,667,765.70	3.93%	7.432	357	78.84	624
Washington	14	3,701,815.43	1.06%	6.691	358	72.87	652
Wisconsin	5	752,047.37	0.22%	7.175	358	84.47	686
Wyoming	3	831,746.88	0.24%	9.245	358	83.89	536
Total	**1,152**	**347,655,856.51**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	1,007,471.19	0.33%	5.050	358	65.00	643
3.000 - 3.499	24	9,825,455.90	3.17%	5.445	358	77.05	707
3.500 - 3.999	84	30,411,575.60	9.81%	5.736	358	77.78	672
4.000 - 4.499	165	55,645,317.22	17.95%	6.308	358	77.73	648
4.500 - 4.999	179	63,671,948.58	20.54%	6.669	358	81.37	643
5.000 - 5.499	157	53,312,082.35	17.20%	7.081	358	82.44	622
5.500 - 5.999	110	37,615,300.58	12.14%	7.494	358	83.91	602
6.000 - 6.499	67	20,440,533.81	6.59%	7.887	358	84.08	593
6.500 - 6.999	47	15,470,206.47	4.99%	8.363	358	79.62	560
7.000 - 7.499	23	7,515,099.04	2.42%	8.720	358	75.84	526
7.500 - 7.999	9	2,486,312.98	0.80%	9.376	358	86.12	555
8.000 - 8.499	39	6,372,904.24	2.06%	10.044	358	78.61	538
8.500 - 8.999	29	3,486,534.21	1.12%	10.266	358	75.55	531
9.000 - 9.499	13	1,901,561.97	0.61%	10.918	358	63.03	537
9.500 - 9.999	5	629,807.15	0.20%	10.768	358	66.85	528
10.000 -10.499	1	162,319.55	0.05%	10.990	358	65.00	513
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,026.45	0.06%	4.300	358	77.72	772
4.500 - 4.999	8	3,277,833.12	1.06%	4.900	358	76.84	695
5.000 - 5.499	34	12,154,625.35	3.92%	5.258	358	80.28	682
5.500 - 5.999	108	43,514,565.57	14.04%	5.793	358	78.05	659
6.000 - 6.499	144	49,250,592.53	15.89%	6.287	358	79.03	640
6.500 - 6.999	212	71,858,132.44	23.18%	6.772	358	81.77	642
7.000 - 7.499	111	39,791,795.24	12.84%	7.253	358	82.10	618
7.500 - 7.999	133	43,857,823.26	14.15%	7.743	358	81.76	601
8.000 - 8.499	44	12,596,940.29	4.06%	8.219	358	82.53	581
8.500 - 8.999	54	15,406,230.82	4.97%	8.714	358	80.61	570
9.000 - 9.499	18	4,766,490.92	1.54%	9.210	358	74.62	525
9.500 - 9.999	29	5,269,866.87	1.70%	9.762	358	81.41	547
10.000 -10.499	16	2,653,300.95	0.86%	10.157	358	76.86	534
10.500 -10.999	20	3,113,223.62	1.00%	10.779	358	72.57	528
11.000 -11.499	13	1,607,560.78	0.52%	11.260	358	70.63	523
11.500 -11.999	7	545,479.96	0.18%	11.734	358	71.45	530
12.000 -12.499	1	95,942.67	0.03%	12.050	358	80.00	504
Total	***953***	***309,954,430.84***	***100.00%***	***7.022***	***358***	***80.39***	***625***

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,026.45	0.06%	4.300	358	77.72	772
10.500 -10.999	8	3,277,833.12	1.06%	4.900	358	76.84	695
11.000 -11.499	30	10,617,664.52	3.43%	5.245	358	80.33	688
11.500 -11.999	105	42,280,296.83	13.64%	5.793	358	77.87	659
12.000 -12.499	144	49,248,541.95	15.89%	6.263	358	79.00	640
12.500 -12.999	211	71,308,949.75	23.01%	6.760	358	81.54	642
13.000 -13.499	113	40,998,491.63	13.23%	7.220	358	81.93	618
13.500 -13.999	132	43,575,871.69	14.06%	7.701	358	82.06	600
14.000 -14.499	45	12,825,604.45	4.14%	8.129	358	82.94	584
14.500 -14.999	56	17,046,547.46	5.50%	8.599	358	81.30	578
15.000 -15.499	18	4,766,490.92	1.54%	9.210	358	74.62	525
15.500 -15.999	29	5,254,561.78	1.70%	9.680	358	81.78	550
16.000 -16.499	15	2,426,801.12	0.78%	10.136	358	77.89	532
16.500 -16.999	22	3,411,546.50	1.10%	10.616	358	73.03	527
17.000 -17.499	14	1,808,173.05	0.58%	11.110	358	70.38	527
17.500 -17.999	8	705,243.52	0.23%	11.566	358	68.69	529
18.000 -18.499	2	207,786.10	0.07%	11.619	358	71.59	511
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5	2,041,299.75	0.66%	6.413	358	84.57	660
3.000	947	307,689,137.50	99.27%	7.027	358	80.36	625
4.000	1	223,993.59	0.07%	6.625	358	80.00	0
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	921	299,694,410.75	96.69%	7.020	358	80.35	626
1.500	30	9,892,547.46	3.19%	7.042	358	81.55	608
2.000	2	367,472.63	0.12%	8.541	358	80.00	596
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12/01/05	2	691,907.12	0.22%	5.880	358	85.89	654
06/01/07	900	291,027,566.04	93.89%	7.061	358	80.37	623
06/01/08	51	18,234,957.68	5.88%	6.452	358	80.50	652
Total	**953**	**309,954,430.84**	**100.00%**	**7.022**	**358**	**80.39**	**625**

z_svhe05op2_mkt0524 - CF - #XSSPREADPCT - 1 - 0bp 100 PricingSpeed 5 CDR, 50% Sev, Adv 100%, 0 Lag Call (Y)

LIBOR Forward
100 PricingSpeed
5 CDR, 50% Sev, Adv 100%, 0 Lag
Call (Y)

Period	*Date*	GROSS *XSSPREADPCT*
0	18-Aug-05	0.00
1	25-Sep-05	1.49
2	25-Oct-05	2.36
3	25-Nov-05	2.12
4	25-Dec-05	2.17
5	25-Jan-06	2.00
6	25-Feb-06	1.97
7	25-Mar-06	2.34
8	25-Apr-06	1.88
9	25-May-06	2.00
10	25-Jun-06	1.82
11	25-Jul-06	1.84
12	25-Aug-06	1.66
13	25-Sep-06	1.63
14	25-Oct-06	1.74
15	25-Nov-06	1.57
16	25-Dec-06	1.69
17	25-Jan-07	1.51
18	25-Feb-07	1.49
19	25-Mar-07	1.93
20	25-Apr-07	1.50
21	25-May-07	1.67
22	25-Jun-07	1.52
23	25-Jul-07	3.44
24	25-Aug-07	3.25
25	25-Sep-07	3.22
26	25-Oct-07	3.35
27	25-Nov-07	3.17
28	25-Dec-07	3.31
29	25-Jan-08	3.18
30	25-Feb-08	3.16
31	25-Mar-08	3.22
32	25-Apr-08	2.88
33	25-May-08	3.03
34	25-Jun-08	2.87
35	25-Jul-08	3.15
36	25-Aug-08	2.98
37	25-Sep-08	2.97
38	25-Oct-08	3.12
39	25-Nov-08	2.95
40	25-Dec-08	3.09
41	25-Jan-09	2.94

Period	Date	GROSS XSSPREADPCT
42	25-Feb-09	2.92
43	25-Mar-09	3.38
44	25-Apr-09	2.87
45	25-May-09	3.00
46	25-Jun-09	2.81
47	25-Jul-09	3.00
48	25-Aug-09	2.82
49	25-Sep-09	2.79
50	25-Oct-09	2.94
51	25-Nov-09	2.75
52	25-Dec-09	2.89
53	25-Jan-10	2.73
54	25-Feb-10	2.71
55	25-Mar-10	3.20
56	25-Apr-10	2.66
57	25-May-10	2.81
58	25-Jun-10	2.61
59	25-Jul-10	2.80
60	25-Aug-10	2.60
61	25-Sep-10	2.57
62	25-Oct-10	2.72
63	25-Nov-10	2.53
64	25-Dec-10	2.68
65	25-Jan-11	2.52
66	25-Feb-11	2.49
67	25-Mar-11	3.00
68	25-Apr-11	2.44
69	25-May-11	2.60

z_svhe05op2_mkt0524 - CF - #XSSPREADPCT - 2 - 200bp 100 PricingSpeed 5 CDR, 50% Sev, Adv 100%, 0 Lag Call (Y)

LIBOR Forward
100 PricingSpeed
5 CDR, 50% Sev, Adv 100%, 0 Lag
Call (Y)

Period	*Date*	GROSS *XSSPREADPCT*
Total		
0	18-Aug-05	0.00
1	25-Sep-05	1.49
2	25-Oct-05	0.42
3	25-Nov-05	0.13
4	25-Dec-05	0.22
5	25-Jan-06	0.02
6	25-Feb-06	0.01
7	25-Mar-06	0.50
8	25-Apr-06	0.00
9	25-May-06	0.08
10	25-Jun-06	0.00
11	25-Jul-06	0.00
12	25-Aug-06	0.00
13	25-Sep-06	0.00
14	25-Oct-06	0.00
15	25-Nov-06	0.00
16	25-Dec-06	0.00
17	25-Jan-07	0.00
18	25-Feb-07	0.00
19	25-Mar-07	0.16
20	25-Apr-07	0.00
21	25-May-07	0.00
22	25-Jun-07	0.00
23	25-Jul-07	2.04
24	25-Aug-07	1.79
25	25-Sep-07	1.76
26	25-Oct-07	1.95
27	25-Nov-07	1.71
28	25-Dec-07	1.90
29	25-Jan-08	2.44
30	25-Feb-08	2.42
31	25-Mar-08	2.60
32	25-Apr-08	2.14
33	25-May-08	2.35
34	25-Jun-08	2.12
35	25-Jul-08	2.79
36	25-Aug-08	2.56
37	25-Sep-08	2.55
38	25-Oct-08	2.76
39	25-Nov-08	2.52
40	25-Dec-08	2.73
41	25-Jan-09	2.57
42	25-Feb-09	2.54

Period	Date	GROSS XSSPREADPCT
Total		
43	25-Mar-09	3.19
44	25-Apr-09	2.49
45	25-May-09	2.69
46	25-Jun-09	2.43
47	25-Jul-09	2.71
48	25-Aug-09	2.46
49	25-Sep-09	2.44
50	25-Oct-09	2.64
51	25-Nov-09	2.39
52	25-Dec-09	2.60
53	25-Jan-10	2.37
54	25-Feb-10	2.35
55	25-Mar-10	3.02
56	25-Apr-10	2.31
57	25-May-10	2.52
58	25-Jun-10	2.26
59	25-Jul-10	2.50
60	25-Aug-10	2.24
61	25-Sep-10	2.21
62	25-Oct-10	2.41
63	25-Nov-10	2.14
64	25-Dec-10	2.35
65	25-Jan-11	2.12
66	25-Feb-11	2.10
67	25-Mar-11	2.78
68	25-Apr-11	2.04
69	25-May-11	2.26

Soundview Mortgage Loan Trust 2005-OPT2
NetWAC Schedule

FRM PPC:	57.50%
ARM PPC:	150.00%
Enable Call:	Yes

(1) Assumes the 1-month LIBOR remains constant at 3.540%.
(2) Assumes the 6-month LIBOR remains constant at 20.000%.
(3) Assumes the 1-month LIBOR remains constant at 20.000%.

Rate plus the percentage calculated as cashflow from the Yield Maintenance Agreement
ınual rate assuming the bond balances as the denominator.

Period	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
1	5.01	10.25
2	6.35	10.25
3	6.14	10.25
4	6.35	10.25
5	6.14	10.25
6	6.14	10.25
7	6.80	10.25
8	6.15	10.25
9	6.35	10.26
10	6.15	10.26
11	6.25	10.26
12	6.05	10.26
13	6.06	10.26
14	6.26	10.26
15	6.06	10.26
16	6.26	10.27
17	6.06	10.27
18	6.07	10.27
19	6.72	10.27
20	6.07	10.27
21	6.28	10.28
22	6.08	10.28
23	8.39	10.06
24	8.09	10.05
25	8.07	10.03
26	8.31	10.00
27	8.02	9.99
28	8.26	9.96
29	8.61	9.83
30	8.57	9.80
31	8.86	9.74
32	8.26	9.74
33	8.49	9.69
34	8.18	9.68
35	9.12	9.41
36	8.78	9.40
37	8.72	9.35
38	8.96	9.28
39	8.62	9.26
40	8.85	9.18
41	9.04	9.04
42	8.97	8.97
43	9.86	9.86
44	8.84	8.84
45	9.06	9.06
46	8.70	8.70
47	8.96	8.96
48	8.60	8.60
49	8.53	8.53
50	8.75	8.75
51	8.40	8.40
52	8.61	8.61
53	8.29	8.29
54	8.22	8.22
55	9.03	9.03
56	8.09	8.09
57	8.30	8.30
58	7.97	7.97
59	8.17	8.17
60	7.84	7.84
61	7.79	7.79
62	7.98	7.98
63	7.67	7.67
64	7.87	7.87
65	7.56	7.56
66	7.51	7.51
67	8.25	8.25
68	7.40	7.40
69	7.60	7.60
70	0.00	0.00

z_svhe05op2_mkt0524 - Price/Yield - M8

Balance	$8,000,000.00	Delay	0
		Dated	8/18/2005
Settle	8/18/2005	First Payment	9/25/2005

WAL	20.02	11.23	9.45	10.04
Principal Writedown	0.01%	0.40%	0.38%	0.55%
Collat Loss	6.02%	3.69%	2.63%	2.75%
LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 200bps
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	40 CPR
Default	4.02 CDR	4.20 CDR	4.20 CDR	4.99 CDR
Loss Severity	30%	30%	30%	30%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

21.24	11.67	9.73	10.11
0.29%	0.83%	0.39%	0.33%
6.43%	3.82%	2.70%	2.82%
Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 200bps
50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	40 CPR
2.41 CDR	2.52 CDR	2.53 CDR	2.99 CDR
50%	50%	50%	50%
100%	100%	100%	100%
6	6	6	6
100%	100%	100%	100%
Call (N)	Call (N)	Call (N)	Call (N)

z_svhe05op2_mkt0524 - Price/Yield - M8

Balance	$8,000,000.00	Delay	0
		Dated	8/18/2005
Settle	8/18/2005	First Payment	9/25/2005

WAL	20.49	12.92	8.89	9.67
Principal Writedown	1.95%	0.32%	0.37%	0.28%
Collat Loss	10.76%	6.44%	4.57%	4.17%
LIBOR	Forward	Forward	Forward	Forward
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	40 CPR
Default	8.53 CDR	7.89 CDR	7.59 CDR	7.89 CDR
Loss Severity	30%	30%	30%	30%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

22.82	13.95	9.36	10.21
4.00%	0.83%	0.56%	0.36%
12.34%	6.88%	4.74%	4.37%
Forward	Forward	Forward	Forward
50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	40 CPR
5.20 CDR	4.76 CDR	4.56 CDR	4.75 CDR
50%	50%	50%	50%
100%	100%	100%	100%
6	6	6	6
100%	100%	100%	100%
Call (N)	Call (N)	Call (N)	Call (N)

z_svhe05op2_mkt0524 - Price/Yield - M7

Balance	$8,000,000.00	Delay	0
		Dated	8/18/2005
Settle	8/18/2005	First Payment	9/25/2005

WAL	18.56	13.62	9.23	9.94
Principal Writedown	0.08%	0.32%	0.51%	0.15%
Collat Loss	8.32%	4.99%	3.42%	3.52%
LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 200bps
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	40 CPR
Default	6 CDR	5.88 CDR	5.54 CDR	6.54 CDR
Loss Severity	30%	30%	30%	30%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

WAL	20.33	14.48	9.59	10.44
Principal Writedown	0.13%	1.67%	0.45%	0.93%
Collat Loss	9.15%	5.28%	3.49%	3.66%
LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 200bps
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	40 CPR
Default	3.6 CDR	3.56 CDR	3.31 CDR	3.93 CDR
Loss Severity	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_svhe05op2_mkt0524 - Price/Yield - A2

Balance	$102,802,000.00	Delay	0
		Dated	8/18/2005
Settle	8/18/2005	First Payment	9/25/2005

LIBOR_1MO	3.54000	3.54000	3.54000	3.54000	3.54000	3.54000
LIBOR_6MO	3.80000	3.80000	3.80000	3.80000	3.80000	3.80000
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	2.93	1.54	1.04	0.78	0.62	0.52
Mod Durn 30360	2.68	1.46	1.00	0.75	0.60	0.50
Principal Window	1 - 72	1 - 38	1 - 25	1 - 19	1 - 15	1 - 12

z_svhe05op2_mkt0524 - Price/Yield - A5

Balance	$33,782,000.00	Delay	0
		Dated	8/18/2005
Settle	8/18/2005	First Payment	9/25/2005

LIBOR	Forward	Forward	Forward	Forward + 100bps	Forward + 100bps	Forward + 100bps
WAL	7.11	5.73	4.79	7.30	5.84	4.86
Principal Writedown	0.02%	0.04%	0.02%	0.03%	0.01%	0.02%
Total Collat Loss	21.77%	20.40%	19.50%	20.90%	19.60%	18.77%
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	18.41 CDR	20.74 CDR	22.98 CDR	17.25 CDR	19.56 CDR	21.81 CDR
Loss Severity	45%	45%	45%	45%	45%	45%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 300bps	Forward + 300bps	Forward + 300bps
WAL	7.50	5.97	4.95	7.67	6.04	4.99
Principal Writedown	0.05%	0.04%	0.10%	0.12%	0.02%	0.05%
Total Collat Loss	19.99%	18.80%	18.07%	19.26%	18.21%	17.60%
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	16.1 CDR	18.42 CDR	20.71 CDR	15.22 CDR	17.61 CDR	19.99 CDR
Loss Severity	45%	45%	45%	45%	45%	45%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_svhe05op2_mkt0524 - CF - #XSSPREADPCT
Excess Spread Analysis

LIBOR
100 PricingSpeed
Call (Y)

LIBOR	Fwd+100bps	Fwd+200bps
Period	*#XSSPREADPCT*	*#XSSPREADPCT*
Total		
0	0.00	0.00
1	1.49	1.49
2	1.39	0.43
3	1.12	0.15
4	1.21	0.25
5	1.01	0.06
6	0.98	0.06
7	1.44	0.54
8	0.90	0.05
9	1.05	0.12
10	0.85	0.05
11	0.90	0.05
12	0.70	0.05
13	0.67	0.05
14	0.82	0.05
15	0.63	0.05
16	0.77	0.05
17	0.57	0.05
18	0.56	0.05
19	1.08	0.21
20	0.57	0.06
21	0.76	0.06
22	0.59	0.06
23	3.00	2.03
24	2.79	1.79
25	2.76	1.76
26	2.92	1.95
27	2.70	1.71
28	2.86	1.90
29	2.97	2.42
30	2.95	2.40
31	3.06	2.57
32	2.67	2.13
33	2.85	2.33
34	2.65	2.11
35	2.99	2.76
36	2.79	2.53
37	7.30	7.05
38	2.98	2.74
39	2.79	2.53
40	2.98	2.74
41	2.84	2.60
42	2.83	2.58
43	3.39	3.24

LIBOR	Fwd+100bps	Fwd+200bps
Period	*#XSSPREADPCT*	*#XSSPREADPCT*
Total		
44	2.80	2.55
45	2.97	2.75
46	2.77	2.51
47	3.00	2.80
48	2.79	2.57
49	2.78	2.55
50	2.96	2.76
51	2.76	2.53
52	2.95	2.74
53	2.78	2.54
54	2.77	2.53
55	3.34	3.19
56	2.75	2.51
57	2.94	2.73
58	2.74	2.50
59	2.96	2.74
60	2.75	2.51
61	2.74	2.50
62	2.93	2.71
63	2.73	2.48
64	2.91	2.69
65	2.75	2.49
66	2.74	2.48
67	3.31	3.15
68	2.73	2.47
69	2.91	2.68
70	2.71	2.45
71	2.94	2.70
72	2.74	2.47
73	2.73	2.47
74	2.92	2.68
75	2.73	2.45
76	2.91	2.67
77	2.75	2.48
78	2.74	2.47

z_svhe05op2_mkt0524 - Price/Yield - A5

Balance	$33,782,000.00	Delay	0	Index	LIBOR_1MO | 0
Coupon	3.94	Dated	8/18/2005	Mult / Margin	1 / 0.4
Price	100.00	First Payment	9/25/2005	Cap / Floor	999 / 0

Disc Margin	47	47	47	47	47	47
WAL	7.11	5.73	4.79	7.30	5.84	4.86
Principal Window	62 - 211	50 - 170	43 - 144	64 - 211	51 - 172	43 - 146
Principal Writedown	0.02%	0.04%	0.02%	0.03%	0.01%	0.02%
Total Collat Loss	21.77%	20.40%	19.50%	20.90%	19.60%	18.77%
LIBOR	Forward	Forward	Forward	Forward + 100bps	Forward + 100bps	Forward + 100bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	18.41 CDR	20.74 CDR	22.98 CDR	17.25 CDR	19.56 CDR	21.81 CDR
Loss Severity	45%	45%	45%	45%	45%	45%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Disc Margin	41	41	39	35	34	32
WAL	7.50	5.97	4.95	7.67	6.04	4.99
Principal Window	65 - 215	52 - 175	44 - 146	66 - 218	53 - 178	44 - 149
Principal Writedown	0.05%	0.04%	0.10%	0.12%	0.02%	0.05%
Total Collat Loss	19.99%	18.80%	18.07%	19.26%	18.21%	17.60%
LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 300bps	Forward + 300bps	Forward + 300bps
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	16.1 CDR	18.42 CDR	20.71 CDR	15.22 CDR	17.61 CDR	19.99 CDR
Loss Severity	45%	45%	45%	45%	45%	45%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Soundview Mortgage Loan Trust 2005-OPT2
Yield Maintenance Schedule

Period	Distribution Date	Cap Balance	Cap Strike	Cap Ceiling
1	9/25/2005	993,500,000	5.010490	10.250000
2	10/25/2005	986,949,843	6.346440	10.250000
3	11/25/2005	979,192,320	6.141510	10.250000
4	12/25/2005	970,237,451	6.346010	10.250000
5	1/25/2006	960,099,706	6.142640	10.250000
6	2/25/2006	948,798,267	6.142390	10.250000
7	3/25/2006	936,356,296	6.800200	10.250000
8	4/25/2006	922,801,639	6.141830	10.250000
9	5/25/2006	908,166,523	6.346230	10.250000
10	6/25/2006	892,487,473	6.141180	10.250000
11	7/25/2006	875,805,195	6.247150	10.250000
12	8/25/2006	858,414,037	6.045350	10.250000
13	9/25/2006	840,349,759	6.045130	10.250000
14	10/25/2006	821,651,197	6.246490	10.250000
15	11/25/2006	802,359,906	6.044920	10.250000
16	12/25/2006	782,519,972	6.246430	10.250000
17	1/25/2007	762,177,819	6.046600	10.250000
18	2/25/2007	741,382,123	6.046760	10.250000
19	3/25/2007	720,183,157	6.694890	10.250000
20	4/25/2007	698,632,972	6.047330	10.250000
21	5/25/2007	676,784,995	6.249330	10.250000
22	6/25/2007	654,693,753	6.048240	10.250000
23	7/25/2007	632,414,592	8.577840	10.250000
24	8/25/2007	611,037,635	8.296740	10.250000
25	9/25/2007	590,388,734	8.292300	10.250000
26	10/25/2007	570,442,771	8.564090	10.250000
27	11/25/2007	551,175,503	8.283320	10.250000
28	12/25/2007	532,563,529	8.554720	10.250000
29	1/25/2008	514,584,263	9.026240	10.250000
30	2/25/2008	497,243,238	9.019870	10.250000
31	3/25/2008	480,490,280	9.376450	10.250000
32	4/25/2008	464,305,167	8.765040	10.250000
33	5/25/2008	448,668,379	9.050450	10.250000
34	6/25/2008	433,561,071	8.751920	10.250000
35	7/25/2008	418,965,056	9.960350	10.250000
36	8/25/2008	404,888,658	9.630060	10.250000
37	9/25/2008	391,287,341	9.621010	10.250000
38	10/25/2008	379,644,446	9.932280	10.250000
39	11/25/2008	366,945,406	9.602690	10.250000
40	12/25/2008	354,673,904	9.913210	10.250000

z_svhe05op2_mkt0524 - Price/Yield - M7

Balance	$8,000,000.00	Delay	0
		Dated	8/18/2005
Settle	8/18/2005	First Payment	9/25/2005

WAL	19.95	12.56	8.66	9.37
Principal Writedown	0.02%	0.20%	0.18%	0.06%
Collat Loss	11.31%	7.21%	5.36%	4.98%
LIBOR	Forward	Forward	Forward	Forward
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	40 CPR
Default	9.16 CDR	9.02 CDR	9.06 CDR	9.64 CDR
Loss Severity	30%	30%	30%	30%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

WAL	22.53	13.66	9.20	10.04
Principal Writedown	2.12%	0.06%	0.43%	0.39%
Collat Loss	12.92%	7.69%	5.57%	5.22%
LIBOR	Forward	Forward	Forward	Forward
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	40 CPR
Default	5.51 CDR	5.39 CDR	5.41 CDR	5.76 CDR
Loss Severity	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_svhe05op2_mkt0524 - Price/Yield - A2

Balance	$102,802,000.00	Delay	0
		Dated	8/18/2005
Settle	8/18/2005	First Payment	9/25/2005

Prepay	50 PPC	60 PPC
Optional Redemption	Call (N)	Call (N)
WAL	1.55	1.38
Mod Durn 30360	1.47	1.32
Principal Window	1 - 31	1 - 28

Soundview Home Loan Trust 2005-OPT1
Class M5

NO PREAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.31%	8.70%	6.86%
CDR - Yield Break	9.84 CDR	8.02 CDR	6.08 CDR
% Cum Loss 1st $ Principal Loss	10.27%	8.66%	6.83%
CDR - 1st $ Principal Loss	9.80 CDR	7.97 CDR	6.05 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.76%	9.02%	7.04%
CDR - Yield Break	6.42 CDR	5.25 CDR	3.99 CDR
% Cum Loss 1st $ Principal Loss	10.73%	8.97%	7.02%
CDR - 1st $ Principal Loss	6.4 CDR	5.22 CDR	3.98 CDR
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.18%	7.57%	5.78%
CDR - Yield Break	8.56 CDR	6.82 CDR	5.02 CDR
% Cum Loss 1st $ Principal Loss	9.15%	7.54%	5.76%
CDR - 1st $ Principal Loss	8.52 CDR	6.78 CDR	5.00 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.90%	8.16%	6.24%
CDR - Yield Break	5.84 CDR	4.7 CDR	3.5 CDR
% Cum Loss 1st $ Principal Loss	9.87%	8.13%	6.22%
CDR - 1st $ Principal Loss	5.82 CDR	4.68 CDR	3.49 CDR

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.62%	8.90%	11.80%
CDR - Yield Break	8.39 CDR	6.35 CDR	4.89 CDR
% Cum Loss 1st $ Principal Loss	6.60%	8.85%	11.76%
CDR - 1st $ Principal Loss	8.36 CDR	6.31 CDR	4.87 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	6.05%	7.92%	7.54%
CDR - Yield Break	7.62 CDR	5.57 CDR	2.88 CDR
% Cum Loss 1st $ Principal Loss	6.03%	7.87%	10.21%
CDR - 1st $ Principal Loss	7.60 CDR	5.53 CDR	4.1 CDR

Soundview Home Loan Trust 2005-OPT1

Class M6

NO PREAY STRESS

	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.45%	7.82%	5.95%
CDR - Yield Break	8.86 CDR	7.08 CDR	5.18 CDR
% Cum Loss 1st $ Principal Loss	9.41%	7.77%	5.93%
CDR - 1st $ Principal Loss	8.81 CDR	7.02 CDR	5.16 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.87%	8.10%	6.10%
CDR - Yield Break	5.82 CDR	4.66 CDR	3.42 CDR
% Cum Loss 1st $ Principal Loss	9.81%	8.04%	6.09%
CDR - 1st $ Principal Loss	5.78 CDR	4.62 CDR	3.41 CDR
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.41%	6.80%	5.01%
CDR - Yield Break	7.72 CDR	6.03 CDR	4.29 CDR
% Cum Loss 1st $ Principal Loss	8.37%	6.75%	4.99%
CDR - 1st $ Principal Loss	7.67 CDR	5.98 CDR	4.27 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.06%	7.34%	5.42%
CDR - Yield Break	5.29 CDR	4.18 CDR	3.01 CDR
% Cum Loss 1st $ Principal Loss	9.02%	7.27%	5.39%
CDR - 1st $ Principal Loss	5.26 CDR	4.14 CDR	2.99 CDR

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	4.86%	7.13%	8.66%
CDR - Yield Break	6.05 CDR	4.95 CDR	3.38 CDR
% Cum Loss 1st $ Principal Loss	5.68%	7.94%	10.86%
CDR - 1st $ Principal Loss	7.13 CDR	5.58 CDR	4.42 CDR

Loss Severity: 50%			
Recovery Delay: 12 months NO ADVANCE			
% Cum Loss Yield Break	4.44%	6.34%	7.47%
CDR - Yield Break	5.51 CDR	4.35 CDR	2.85 CDR
% Cum Loss 1st $ Principal Loss	5.19%	7.06%	9.43%
CDR - 1st $ Principal Loss	6.48 CDR	4.90 CDR	3.73 CDR

Soundview Home Loan Trust 2005-OPT1
Class M7

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.64%	6.99%	3.50%
CDR - Yield Break	7.97 CDR	6.22 CDR	2.91 CDR
% Cum Loss 1st $ Principal Loss	8.57%	6.92%	5.10%
CDR - 1st $ Principal Loss	7.89 CDR	6.15 CDR	4.37 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.00%	7.22%	3.59%
CDR - Yield Break	5.25 CDR	4.11 CDR	1.95 CDR
% Cum Loss 1st $ Principal Loss	8.92%	7.14%	5.23%
CDR - 1st $ Principal Loss	5.20 CDR	4.06 CDR	2.9 CDR
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.69%	6.06%	2.91%
CDR - Yield Break	6.95 CDR	5.3 CDR	2.39 CDR
% Cum Loss 1st $ Principal Loss	7.61%	6.00%	4.30%
CDR - 1st $ Principal Loss	6.87 CDR	5.24 CDR	3.63 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.27%	6.54%	3.15%
CDR - Yield Break	4.78 CDR	3.69 CDR	1.7 CDR
% Cum Loss 1st $ Principal Loss	8.19%	6.46%	4.64%
CDR - 1st $ Principal Loss	4.73 CDR	3.64 CDR	2.55 CDR

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	4.83%	7.05%	10.21%
CDR - Yield Break	6.01 CDR	4.89 CDR	4.1 CDR
% Cum Loss 1st $ Principal Loss	4.83%	7.05%	10.21%
CDR - 1st $ Principal Loss	6.01 CDR	4.89 CDR	4.1 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	4.40%	6.27%	8.84%
CDR - Yield Break	5.46 CDR	4.3 CDR	3.46 CDR
% Cum Loss 1st $ Principal Loss	4.40%	6.27%	8.84%
CDR - 1st $ Principal Loss	5.46 CDR	4.3 CDR	3.46 CDR

Soundview 2005-OPT2

	aggregate pool	group: 1	group: 2
gross WAC	7.37	7.51	7.11
wtd avg FICO	613	605	627
FICO < 600	41.5%	46.3%	32.5%
FICO 600-650	32.4%	32.1%	32.8%
wtd avg CLTV	81.9	80.2	85.1
CLTV = 80	13.6%	14.3%	12.1%
CLTV > 80.01	51.4%	46.8%	60.0%
LTV 95.01 -100	1.0%	0.6%	1.9%
Full Doc (%)	57.1%	61.7%	48.4%
Stated Doc (%)	41.0%	36.9%	48.7%
purch (%)	26.4%	16.6%	44.8%
CO refi (%)	66.7%	75.3%	50.6%
Own Occ (%)	92.1%	91.0%	94.2%
Prepay Penalty (%)	70.7%	67.0%	77.6%
DTI (%)	41.5	40.6	43.1
ARM ? (%)	83.8%	80.9%	89.2%
2/28 (%)	78.1%	75.2%	83.7%
3/27 (%)	5.5%	5.6%	5.2%
1st Lien (%)	99.0%	99.7%	97.7%
Avg Loan Balance	186,150	154,584	301,785
# of Loans	5,372	4220	1152
Loan Bal < $100k	10.5%	14.3%	3.2%
Mtg Rates > 12%	0.1%	0.1%	0.1%
Manuf Housing (%)	1.0%	1.3%	0.4%
(%) & largest state code	CA: 21.86%	CA: 15.01%	CA: 34.71%
silent 2nd (%)	17.4%	13.6%	24.5%
IO loans (%)	20.4%	12.5%	35.3%
5yr IO	20.4%	12.5%	35.3%
3 yr IO	0.0%	0.0%	0.0%
2 yr IO	0.0%	0.0%	0.0%
IO: FICO	646	638	651
IO LTV	80.8	80.6	80.8
IO DTI	41.8	39.3	43.5
IO full doc	55.9%	57.1%	55.1%
IO: purch	35.1%	11.4%	50.8%

Soundview 2005-OPT2 - Group 2

	group: 2	group: 2 with MI	group: 2 with No
gross WAC	7.11	7.25	6.95
wtd avg FICO	627	619	636
FICO < 600	32.5%	37.1%	26.8%
FICO 600-650	32.8%	29.9%	36.6%
wtd avg CLTV	85.1	86.9	82.7
CLTV = 80	12.1%	13.7%	10.2%
CLTV > 80.01	60.0%	62.6%	56.6%
LTV 95.01 -100	1.9%	0.0%	4.2%
Full Doc (%)	48.4%	43.6%	54.4%
Stated Doc (%)	48.7%	52.8%	43.7%
purch (%)	44.8%	53.8%	33.4%
CO refi (%)	50.6%	41.1%	62.6%
Own Occ (%)	94.2%	98.1%	89.3%
Prepay Penalty (%)	77.6%	77.0%	78.4%
DTI (%)	43.0	41.9	44.4
ARM ? (%)	89.2%	90.4%	87.5%
2/28 (%)	83.7%	85.7%	81.2%
3/27 (%)	5.2%	4.7%	5.9%
1st Lien (%)	97.7%	100.0%	94.8%
Avg Loan Balance	301,785	278,081	338,095
# of Loans	1152	697	455
Loan Bal < $100k	3.2%	2.3%	4.4%
Mtg Rates > 12%	0.1%	0.0%	0.1%
Manuf Housing (%)	0.4%	0.0%	0.9%
(%) & largest state code	CA: 34.71%	CA: 25.30%	CA: 46.58%
silent 2nd (%)	24.5%	29.2%	18.6%
IO loans (%)	35.3%	16.6%	58.8%
5yr IO	35.3%	16.6%	58.8%
3 yr IO	0.0%	0.0%	0.0%
2 yr IO	0.0%	0.0%	0.0%
IO: FICO	651	664	647
IO LTV	80.8	81.6	80.6
IO DTI	43.2	38.0	44.9
IO full doc	55.1%	39.7%	60.6%
IO: purch	50.8%	88.3%	37.4%